As filed with the Securities and Exchange Commission on April 27, 2012

Registration No. 333-179687

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dune Energy, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1389	95-4737507
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

(713) 229-6300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

James A. Watt

President and Chief Executive Officer

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

(713) 229-6300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Henry Havre

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	4,459,960	$3.01	$13,424,479.60	$1,539

(1)	All of the common stock offered hereby is for the account of selling stockholders
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The calculation of the proposed maximum aggregate offering price of the common stock is based on the average of the bid and asked prices for the common stock on April 26, 2012.
(3)	The registration fee of $1,539 with respect to an additional $13,424,479.60 proposed maximum aggregate offering price is being paid herewith in addition to the fee of $9,606 with respect to $83,817,789.77 proposed maximum aggregate offering price previously paid in connection with the Registrant’s Registration Statement on Form S-1 (File No. 333-179687) filed on February 24, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and is subject to change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is declared effective. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any jurisdiction where the offer or solicitation is not permitted.

Subject to Completion, Dated April 27, 2012

29,174,957 Shares of Common Stock

This prospectus relates to the resale of up to 29,174,957 shares of common stock, par value $0.001 per share, of Dune Energy, Inc. (the “common stock”). The common stock offered hereby may be offered for sale from time to time by the selling stockholder named in this prospectus.

The selling stockholders and their permitted transferees may offer and sell the common stock offered hereby from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling stockholders. The selling stockholders may sell the common stock offered hereby directly or through underwriters, brokers or dealers or through a combination of these methods. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. See “Plan of Distribution” on page 47 for more information on this topic.

Our common stock is traded on the OTC Bulletin Board under the symbol “DUNR.” On April 26, 2012, the closing price of our common stock on the bulletin board was $3.01.

Investing in our common stock being offered for resale under this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 5 before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the common stock being registered in the registration statement of which this prospectus forms a part.

The date of this prospectus is                     , 2012

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus and any prospectus supplement, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since this date.

Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Dune,” the “Company,” the “Registrant,” “we,” “us,” and “our” mean Dune Energy, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.duneenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This prospectus contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, future results and events and financial performance. All statements made in this prospectus other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, including statements related to revenues, cash flow, profitability, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward looking statements. In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. These forward-looking statements are subject to certain risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. Our actual results, performance or achievements could differ materially from historical results as well as those expressed in, anticipated or implied by these forward-looking statements.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions (including, without limitation, those described herein) and apply only as of the date of this prospectus. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in “Risk Factors” as well as those discussed elsewhere in this prospectus, and the risks discussed in our press releases and other communications to stockholders issued by us from time to time which attempt to advise interested parties of the risks and factors that may affect our business. Except as may be required under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this prospectus:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcf. One billion cubic feet of gas.

Bcfe. One billion cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Boe. One barrel of oil equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Btu. British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or gas from an established spot market price to reflect differences in the quality or location of oil or gas.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well or a stratigraphic test well.

Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

Gas. Natural gas.

MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Mmbbls. One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu. One million Btus.

Mmcf. One million cubic feet of gas.

MMcfe. One million cubic feet of gas equivalent.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration or production of an oil or gas well or lease.

PV-10. The after tax present value of estimated future cash flow of proved reserves. The calculation is based on current commodity prices and is discounted at 10%.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including without limitation the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” for more information.

Our Company

Dune Energy, Inc., a Delaware corporation, is an independent energy company based in Houston, Texas. We were formed in 1998 and since May of 2004, we have been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana/Texas Gulf Coast. Our properties cover over 86,000 gross acres across 22 producing oil and natural gas fields.

Our total proved reserves as of December 31, 2011 were 79.4 Bcfe, consisting of 45.5 Bcf of natural gas and 5.7 Mmbbls of oil. The PV-10 of our proved reserves at year end was $249.9 million based on the average of the oil and natural gas sales prices on the first day of each of the twelve months during 2011, which was $92.81 per bbl of oil and $4.12 per mcf of natural gas. During 2011, we added 3.0 Bcfe through extensions and discoveries and produced 5.8 Bcfe. In addition, we experienced a net downward revision of 0.4 Bcfe.

Our Business Strategy

We intend to use our competitive strengths to increase reserves, production and cash flow in order to maximize value for our stockholders. The following are key elements of this strategy:

Grow Through Exploitation, Development and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low-risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcfe basis) competitive with our industry peers. We expect to implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We employ technical advancements, including 3-D seismic data, pre-stack depth and reverse-time migration, to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling, completion and stimulation technology in our wells to enhance recoverability and accelerate cash flows.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserve base coupled with significant exploitation and exploration potential. We will evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost-effective manner.

2012 Budget. For 2012, we have targeted an initial capital budget of approximately $38 million to $40 million (including dry-hole costs), primarily focused on our Garden Island Bay and Leeville field projects. The capital program will include several maintenance projects in addition to field exploitation within Garden Island Bay and Leeville.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled “Risk Factors,” beginning on page 5 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

•	We have had operating losses and limited revenues to date.

•	We have substantial capital requirements that, if not met, may hinder our operations.

•	Recent economic conditions in the credit markets may adversely affect our financial condition.

•	Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

•	Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

•	We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

•

Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•	A substantial percentage of our proved reserves consist of undeveloped reserves.

•	Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

•	We may experience difficulty in achieving and managing future growth.

•	Our business may suffer if we lose key personnel.

•	We face strong competition from other natural gas and oil companies.

•	We may not be able to keep pace with technological developments in our industry.

•	Governmental regulation and liability for environmental matters may adversely affect our business, financial condition and results of operations.

Recent Developments

Corporate Restructuring

On December 22, 2011 we consummated a corporate restructuring which resulted in the exchange of approximately 99.0% of our Senior Secured Notes due 2012 for (i) shares of common stock that in the aggregate constitute approximately 97.0% of our common stock on a post-restructuring basis and (ii) approximately $49.5 million aggregate principal amount of our Floating Rate Senior Secured Notes due 2016 (the “New Notes”). In connection with our restructuring, on December 22, 2011, all outstanding shares of our 10% Senior Redeemable Convertible Preferred Stock mandatorily converted into (i) an aggregate cash payment of approximately $4 million and (ii) shares of common stock that in the aggregate constitute approximately 1.6% of our common stock on a post restructuring basis. Following the issuance of all shares of common stock issued in connection with our corporate restructuring, effective December 22, 2011, we effected a 1-for-100 reverse split of our common stock, such that holders received one share of common stock for each 100 shares previously owned.

Amended and Restated Credit Agreement

In connection with our corporate restructuring, on December 22, 2011, we entered into the Amended and Restated Credit Agreement (the “New Credit Agreement”) among the Company, as borrower, Bank of Montreal, as administrative agent, CIT Capital Securities, as syndication agent, and the lenders party thereto (the “Lenders”). The New Credit Agreement will mature on December 22, 2015. The Lenders have committed to provide up to $200 million of loans and up to $10 million of letters of credit, provided that the sum of the outstanding loans and the face amount of the outstanding letters of credit cannot exceed $200 million at any time and further provided that the availability of loans under the New Credit Agreement will be limited by a borrowing base (initially set at $63 million) as in effect from time to time, which is determined by the Lenders in their discretion based upon their evaluation of the Company’s oil and gas properties. The principal balance of the loans may be prepaid at any time, in whole or in part, without premium or penalty, except for losses incurred by the Lenders as a consequence of such prepayment. Amounts repaid under the New Credit Agreement may be reborrowed.

The Company must use the letters of credit and the proceeds of the loans only for funding the cash portion of the Company’s restructuring effected on December 22, 2011, for the acquisition and development of oil and natural gas properties, and for general corporate purposes. The Company’s obligations under the New Credit Agreement are guaranteed by its subsidiaries. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subsequent Events—Amended and Restated Credit Facility”

Floating Rate Senior Secured Notes

As part of our corporate restructuring, on December 22, 2011, the Company issued approximately $50 million aggregate principal amount of the New Notes pursuant to an indenture, dated December 22, 2011 (the “New Notes Indenture”), by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent. The New Notes will mature on December 15, 2016. The Company did not receive any proceeds from the issuance of the New Notes. Please read Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subsequent Events—Floating Rate Senior Secured Notes.”

General Corporate Information

Our principal offices are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77022. We can be reached by phone at 713-229-6300 and our website address is www.duneenergy.com. Information on our website is not part of this prospectus.

THE OFFERING

The following is a summary of the shares being offered by the selling stockholders:

Common stock offered by selling stockholders	29,174,957 shares

Common stock outstanding prior to the Offering	39,410,844 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

Offering price	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

RISK FACTORS

An investment in our common stock is subject to numerous risks, including those listed below and described elsewhere in this prospectus. You should carefully consider these risks, along with the information provided elsewhere in this prospectus before investing in the common stock. You could lose all or part of your investment in the common stock.

We have had operating losses and limited revenues to date.

We have operated at a loss each year since inception. Net losses applicable to common stockholders for the fiscal years ended December 31, 2010 and 2011 were $101.9 million and $80.6 million, respectively. Our revenues for the fiscal years ended December 31, 2010 and 2011 were $64.2 million and $62.9 million, respectively. We may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our natural gas and oil exploration and development activities. As a result, we may continue to experience negative cash flow for at least the foreseeable future and cannot predict if or when we might become profitable.

Our New Credit Agreement imposes significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

Our New Credit Agreement contains covenants that restrict our ability and the ability of certain of our subsidiaries to take various actions, such as:

•	have a leverage ratio of greater than 4.0 to 1.0;

•	have a current ratio of less than 1.0 to 1.0;

•	incur additional debt;

•	make distributions or other restricted payments;

•	make investments;

•	change its business;

•	enter into leases;

•	use the proceeds of loans other than as permitted by the New Credit Agreement;

•	sell receivables;

•	merge or consolidate or sell, transfer, lease or otherwise dispose of its assets;

•	sell properties and terminate hedges in excess of 5% of the borrowing base then in effect;

•	enter into transactions with affiliates of the Company;

•	organize subsidiaries;

•	agree to limit its ability to grant liens or pay dividends;

•	incur gas imbalances or make prepayments;

•	enter into hedge agreements in excess of agreed limits;

•	modify its organizational documents; and

•	engage in certain types of hydrocarbon marketing activities.

The New Credit Agreement also contains other customary covenants that, subject to certain exceptions, include, among other things: maintenance of existence; maintenance of insurance; compliance with laws; delivery of certain information; maintenance of properties; keeping of books and records; preservation of organizational existence; and further assurances requirements.

The restrictions contained in the New Credit Agreement could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

We have substantial capital requirements that, if not met, may hinder our operations.

We have and expect to continue to have substantial capital needs as a result of our active exploration, development and acquisition programs. We expect that additional external financing will be required in the future to fund our growth. We may not be able to obtain additional financing, and financing under our new credit facility pursuant to the New Credit Agreement may not be available in the future. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, which will in turn negatively affect our business, financial condition, and results of operations.

Recent economic conditions in the credit markets may adversely affect our financial condition.

The disruption experienced in U.S. and global credit markets since the latter half of 2008 has resulted in instability in demand for oil and natural gas, resulting in volatile energy prices, and has affected the availability and cost of capital. In addition, capital and credit markets have experienced unprecedented volatility and disruption and continue to be unpredictable. Given the current levels of market volatility and disruption, the availability of funds from those markets has diminished substantially. Prolonged negative changes in domestic and global economic conditions or disruptions of the financial or credit markets may have a material adverse effect on our results from operations, financial condition and liquidity. At this time, it is unclear whether and to what extent the actions taken by the U.S. government will mitigate the effects of the financial market turmoil. The impact of the current difficult conditions on our ability to obtain, and the cost and terms of, any financing in the future is equally unclear. Any inability to obtain adequate financing under our new credit facility or to fund on acceptable terms could deter or prevent us from meeting our future capital needs to finance our development program, adversely affect the satisfaction or replacement of our debt obligations and result in a deterioration of our financial condition.

Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

Our revenue, profitability, cash flow, oil and natural gas reserves value, future growth, and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty, and a variety of additional factors beyond our control. These factors include, but are not limited to:

•	the level of consumer product demand;

•	the domestic and foreign supply of oil and natural gas;

•	overall economic conditions;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuels;

•	political conditions in or affecting oil and natural gas producing regions;

•	the level and price of foreign imports of oil and liquefied natural gas; and

•	the ability of the members of the Organization of Petroleum Exporting Countries and other state controlled oil companies to agree upon and maintain oil price and production controls.

Declines in natural gas and oil prices may materially adversely affect our financial condition, liquidity, and ability to finance planned capital expenditures and results of operations and may reduce the amount of oil and natural gas that we can produce economically.

Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Our success will be largely dependent upon the success of our drilling program. Our prospects are in various stages of evaluation, ranging from prospects that are ready to drill to prospects that will require substantial additional seismic data processing and interpretation and other types of technical evaluation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing, and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed, or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. A productive well may become uneconomic if water or other deleterious substances are encountered, which impair or prevent the production of oil or natural gas from the well. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent that we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. Additionally, the business of exploring for, developing, or acquiring reserves is capital intensive. Recovery in our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, we are dependent on finding partners for our exploratory activity and to the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could adversely affect our business, results of operations and financial condition.

Further, the present value of future net cash flows from our proved reserves may not be the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on the 12-month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with FASB ASC 932 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

A substantial percentage of our proved reserves consist of undeveloped reserves.

As of the end of our 2011 fiscal year, approximately 35% of our proved reserves were classified as proved undeveloped reserves. These reserves may not ultimately be developed or produced. As a result, we may not find commercially viable quantities of oil and natural gas, which in turn may have a material adverse effect on our results of operations.

Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

We rely on seismic studies to assist us with assessing prospective drilling opportunities on our properties, as well as on properties that we may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

We may experience difficulty in achieving and managing future growth.

Future growth may place strains on our resources and cause us to rely more on project partners and independent contractors, possibly negatively affecting our financial condition and results of operations. Our ability to grow will depend on a number of factors, including, but not limited to:

•	our ability to obtain leases or options on properties for which we have 3-D seismic data;

•	our ability to acquire additional 3-D seismic data;

•	our ability to identify and acquire new exploratory prospects;

•	our ability to develop existing prospects;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of our drilling program;

•	hydrocarbon prices; and

•	our access to capital.

We may not be successful in upgrading our technical, operations, and administrative resources or in increasing our ability to internally provide certain of the services currently provided by outside sources, and we may not be able to maintain or enter into new relationships with project partners and independent contractors. Our inability to achieve or manage growth may adversely affect our financial condition and results of operations.

Our business may suffer if we lose key personnel.

We depend to a large extent on the services of certain key management personnel, including James A. Watt, our President and Chief Executive Officer, Frank T. Smith, Jr., our Senior Vice President and Chief Financial Officer, and our other executive officers and key employees. The loss of Mr. Watt, Mr. Smith or other key management personnel could have a material adverse effect on our business, financial condition and results of operations. These individuals have extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties, marketing oil and natural gas production and developing and executing financing and hedging strategies. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to employ and retain skilled technical personnel.

We face strong competition from other natural gas and oil companies.

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proved properties. Our competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals, and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. We may not be able to conduct our operations, evaluate, and select suitable properties and consummate transactions successfully in this highly competitive environment.

We may not be able to keep pace with technological developments in our industry.

The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or competitive pressures may force us to implement those new technologies at substantial costs. In addition, other natural gas and oil companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition, and results of operations could be materially adversely affected.

Governmental regulation and liability for environmental matters may adversely affect our business, financial condition and results of operations.

Natural gas and oil operations are subject to various federal, state and local government regulations that may change from time to time. Matters subject to regulation include discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity in order to conserve supplies of natural gas and oil. Other federal, state and local laws and regulations relating primarily to the protection of human health and the environment apply to the development, production, handling, storage, transportation and disposal of natural gas and oil, by-products thereof and other substances and materials produced or used in connection with natural gas and oil operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and natural gas related products. As a result, we may incur substantial liabilities to third parties or governmental entities and may be required to incur substantial remediation costs. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted. Compliance with existing, new or modified laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Certain federal income tax deductions currently available with respect to oil and natural gas drilling and development may be eliminated as a result of future legislation.

President Obama’s Fiscal Year 2013 Budget includes proposals that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) increasing the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase our tax liability and negatively impact our financial results.

We may not have enough insurance to cover all of the risks we face and operators of prospects in which we participate may not maintain or may fail to obtain adequate insurance.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations. The impact of hurricanes in the areas where we operate has resulted in escalating insurance costs and less favorable coverage terms.

Oil and natural gas operations are subject to particular hazards incident to the drilling and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operation. We do not operate all of the properties in which we have an interest. In the projects in which we own a non-operating interest directly, the operator for the prospect maintains insurance of various types to cover our operations with policy limits and retention liability customary in the industry. We believe the coverage and types of insurance are adequate. The occurrence of a significant adverse event that is not fully covered by insurance could result in the loss of our total investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

The financial condition of our operators could negatively impact our ability to collect revenues from operations.

We operate the majority of the properties in which we have working interests. In the event that an operator of our remaining properties experiences financial difficulties, this may negatively impact our ability to receive payments for our share of net production to which we are entitled under our contractual arrangements with such operator. While we seek to minimize such risk by structuring our contractual arrangements to provide for production payments to be made directly to us by first purchasers of the hydrocarbons, there can be no assurances that we can do so in all situations covering our non-operated properties.

We may hedge the price risks associated with our production. Our hedge transactions may result in our making cash payments or prevent us from benefiting to the fullest extent possible from increases in prices for natural gas and oil.

Because natural gas and oil prices are unstable, we may enter into price-risk-management transactions such as swaps, collars, futures and options to reduce our exposure to price declines associated with a portion of our natural gas and oil production and thereby achieve a more predictable cash flow. The use of these arrangements will limit our ability to benefit from increases in the prices of natural gas and oil. In addition, our hedging arrangements may apply only to a portion of our production, thereby providing only partial protection against declines in natural gas and oil prices. These arrangements could expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of natural gas and oil or a sudden, unexpected event materially adversely impacts natural gas or oil prices.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Certain accounting rules may require us to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. Once incurred, a write-down of our oil and natural gas properties is not reversible at a later date. Any write-down would constitute a non-cash charge to earnings and could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Our producing properties are located in regions that make us vulnerable to risks associated with operating in one major contiguous geographic area, including, but not limited to, the risk of damage or business interruptions from hurricanes.

Our properties are located onshore and in state waters along the Texas and Louisiana Gulf Coast region of the United States. As a result of this geographic concentration, we are disproportionately affected by any delays or interruptions in production or transportation in these areas caused by governmental regulation, transportation capacity constraints, natural disasters, regional price fluctuations or other factors. This is particularly true of our inland water drilling and offshore operations, which are susceptible to hurricanes and other tropical weather disturbances. Such disturbances have in the past and will in the future have any or all of the following adverse effects on our business:

•	interruptions to our operations as we suspend production in advance of an approaching storm;

•	damage to our facilities and equipment, including damage that disrupts or delays our production;

•	disruption to the transportation systems we rely upon to deliver our products to our customers; and

•	damage to or disruption of our customers’ facilities that prevents us from taking delivery of our products.

Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These scheduled drilling locations represent a significant component of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability of capital, costs, drilling results, regulatory approvals and other factors. Because of these uncertainties, we do not know if the potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of our reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of transport vessels, gathering systems, pipelines and processing facilities owned and operated by third parties under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or the inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells unless and until we made arrangements for delivery of their production to market.

Terrorist attacks aimed at our energy operations could adversely affect our business.

The continued threat of terrorism and the impact of military and other government action have led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected our oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, those of our customers, the infrastructure we depend on for transportation of our products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

The market price of our common stock may be volatile.

The trading price of our common stock and the price at which we may sell common stock in the future could be subject to large fluctuations in response to a variety of events or conditions, including, but not limited to, any of the following:

•	limited trading volume in our common stock;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general financial market conditions;

•	the prices of natural gas and oil;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds; and

•	changes in government regulations.

We do not intend to pay dividends on our common stock and our ability to pay dividends on our common stock is restricted.

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to do so in the foreseeable future. We are currently restricted from paying dividends on our common stock by the New Notes Indenture and by our New Credit Agreement. Any future dividends also may be restricted by our then-existing debt agreements.

Provisions of Delaware law and our charter and bylaws may delay or prevent transactions that would benefit stockholders.

Our certificate of incorporation and bylaws and the Delaware General Corporation Law, or the DGCL, contain provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. These provisions, among other things, authorize the Company’s board of directors to set the terms of preferred stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by our board of directors.

Substantial sales of our common stock could adversely affect our stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Such sales could cause the market price of common stock to decline. We cannot predict whether future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

We may issue shares of preferred stock that could adversely affect holders of shares of our common stock.

Our board of directors is authorized to issue additional classes or series of shares of preferred stock without any action on the part of the holders of our common stock, subject to the limitations of our certificate of incorporation and the DGCL. Our board of directors also has the power, without approval of the holders of the shares of our common stock and subject to the terms of our certificate of incorporation and the DGCL, to set the terms of any such classes or series of shares of preferred stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of preferred stock in the future that have a preference over shares of our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of preferred stock with voting rights that dilute the voting power of shares of our common stock, the rights of holders of shares of our common stock or the trading price of shares of our common stock could be adversely affected.

BUSINESS AND PROPERTIES

Overview

Dune Energy, Inc., a Delaware corporation, is an independent energy company based in Houston, Texas. We were formed in 1998 and since May of 2004, we have been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana/Texas Gulf Coast. Our properties cover over 86,000 gross acres across 22 producing oil and natural gas fields.

Our total proved reserves as of December 31, 2011 were 79.4 Bcfe, consisting of 45.5 Bcf of natural gas and 5.7 Mmbbls of oil. The PV-10 of our proved reserves at year end was $249.9 million based on the average of the oil and natural gas sales prices on the first day of each of the twelve months during 2011, which was $92.81 per bbl of oil and $4.12 per mcf of natural gas. During 2011, we added 3.0 Bcfe through extensions and discoveries and produced 5.8 Bcfe. In addition, we experienced a net downward revision of 0.4 Bcfe.

Financial Restructuring

On December 22, 2011, Dune completed a financial restructuring, including the consummation of the exchange of $297,012,000 in aggregate principal amount of its 10.5% Senior Secured Notes due 2012 for:

•

shares of its newly issued common stock and shares of a new series of preferred stock that have been converted into common stock, which in the aggregate constitute approximately 97.2% of Dune’s common stock on a post-restructuring basis; and

•	approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016, or the New Notes.

The notes exchanged in the exchange offer constituted 99% of Dune’s senior notes outstanding prior to closing of the restructuring.

As a component of the restructuring, and with the requisite consent of such preferred stockholders, all of Dune’s 10% Senior Redeemable Convertible Preferred Stock was converted into $4 million in cash and shares of common stock constituting approximately 1.5% of Dune’s common stock on a post-restructuring basis.

Completion of the restructuring resulted in Dune’s pre-restructuring common stockholders holding approximately 1.3% of Dune’s common stock on a post-restructuring basis.

After the restructuring, percentage ownership of Dune’s common stock will continue to be subject to dilution through issuance of equity compensation pursuant to Dune’s equity compensation arrangements.

As part of its overall financial restructuring, Dune has also entered into a new $200.0 million senior secured revolving credit facility pursuant to a credit agreement, dated as of December 22, 2011, by and among Dune, Bank of Montreal, CIT Capital Securities LLC and the lenders party thereto, or the New Credit Agreement, with an initial borrowing base limit of up to $63.0 million. At December 31, 2011, $39 million was borrowed under this facility.

In addition, as part of its restructuring, Dune implemented a 1-for-100 reverse stock split, which was effective on December 22, 2011. After the restructuring and the reverse stock split, there were approximately 38.6 million shares of Dune’s common stock outstanding.

Our Business Strategy

We intend to use our competitive strengths to increase reserves, production and cash flow in order to maximize value for our stockholders. The following are key elements of this strategy:

Grow Through Exploitation, Development and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low-risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcfe basis) competitive with our industry peers. We expect to implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We employ technical advancements, including 3-D seismic data, pre-stack depth and reverse-time migration, to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling, completion and stimulation technology in our wells to enhance recoverability and accelerate cash flows.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserve base coupled with significant exploitation and exploration potential. We will evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost-effective manner.

2012 Budget. For 2012, we have targeted an initial capital budget of approximately $38 million to $40 million (including dry-hole costs), primarily focused on our Garden Island Bay and Leeville field projects. The capital program will include several maintenance projects in addition to field exploitation within Garden Island Bay and Leeville.

Offices

Our headquarters are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. Our telephone number is (713) 229-6300.

Core Areas of Operation and Certain Key Properties

As of December 31, 2011, our proved oil and gas reserves were concentrated in 22 producing fields along the Texas and Louisiana Gulf Coast. The fields tend to have stacked multiple producing horizons with production typically between 4,000 and 13,000 feet. Some of the fields have numerous available wellbores capable of providing workover and recompletion opportunities. Additionally, new 3-D seismic data allows definition of numerous updip proved undeveloped, or PUD, locations throughout the fields. We expect the characteristics of these fields to allow us to record significant proved behind pipe and PUD reserves in the annual year-end reserve report. At year end 2011, our proved developed producing, or PDP, reserves of 29.9 Bcfe were 38% of our total oil and natural gas reserves, our proved developed non-producing, or PDNP, reserves of 21.7 Bcfe were 27% of our total oil and natural gas reserves and our PUD reserves of 27.9 Bcfe were 35% of our total oil and natural gas reserves.

Three of our fields, Garden Island Bay, Leeville and Bateman Lake, have large acreage positions surrounding piercement salt domes. Approximately 39% of our total proved oil and gas reserves are located in these fields. We maintain an active workover and recompletion program in each of these fields and have drilled several development wells in the fields since we acquired them. These workovers, recompletions and development wells are designed to maintain or enhance the production rates in each of the fields. We intend to complete 2 to 4 workovers in these fields in 2012 along with 3 to 5 new drilling opportunities. Most of these fields have had minimal drilling below 15,000 feet or below the salt layers, which provides significant exploratory upside for the Company. Three dimensional, or 3-D, seismic technology and directional drilling techniques developed in the offshore shelf and deep water environments provide the Company with several high reserve potential opportunities to drill in 2012 and beyond.

At Garden Island Bay, in 2011 we participated in a partnership arrangement with two oil and gas companies to drill an exploratory test well below the salt layers in this high-reserve potential area. We held a 15% working interest in this well before payout and a 26% working interest after payout. Drilling ceased at the targeted depth and the well was temporarily abandoned with 9 7/8 inch casing set at 17,500 feet. The well can be reentered for either a sidetrack or deepening operation. While commercially recoverable reserves were not found at this level, geologic indications suggest that there are other areas of high potential that can be reached from this depth. We will continue to evaluate this opportunity and the potential for further exploration of deep sub-salt targets within this field.

In addition, Dune began drilling the SL 214 #916 in late January 2011. This is a 14,000 foot test in the north flank of the same Garden Island Bay field as the deep test but is above the salt layers. This prospect is one of 17 prospects and approximately 40 separate well locations identified using a recently completed depth migrated 3-D data set within the field. Dune maintains a 100% working interest in this prospect. We made the decision to temporarily halt drilling this well just short of the objective as a result of the Company’s limited financial resources during the year. During 2012, we intend to re-enter this well bore and continue drilling to the original target horizons. Success on these projects could lead to further exploratory or development drilling later in 2012 within this field.

At the Leeville field, we have formed a joint venture to drill new wells in which Dune can elect to participate, typically at a 40% working interest. The initial well drilled in the field under this joint venture was completed in November 2011 and is producing at approximately 4 Mmcf / day on a gross basis. We anticipate drilling 3 to 4 additional wells in this field in 2012. At our Bateman Lake field, we are evaluating the potential of establishing a joint venture program for additional drilling in the field.

The Chocolate Bayou, Comite, North Broussard and Live Oak fields comprise our next four largest properties and consist of 38% of our total reserves. These assets are typically characterized as having fewer wellbores than the salt dome fields but present numerous opportunities for new fault blocks containing unproved reserves that have been identified with new 3-D seismic data. As of December 31, 2011, approximately 52% of our PUDs requiring new wellbores are contained in these fields.

The remaining 15 fields contain approximately 23% of our total proved oil and gas reserves and are characterized by occasional new drilling wells and workovers, but typically do not have the upside opportunities demonstrated in the other fields.

Natural Gas and Oil Reserves.

Due to the inherent uncertainties and the limited nature of reservoir data, proved reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the U.S. Securities and Exchange Commission, or the SEC, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC financial accounting and reporting standards. The estimated present value of proved reserves does not include indirect expenses such as general and administrative expenses, debt service, future income tax expense or depletion, depreciation and amortization.

In accordance with applicable financial accounting and reporting standards of the SEC, the estimates of our proved reserves and the present value of proved reserves set forth herein are made using the average of oil and natural gas sales prices on the first day of each of the twelve months during 2011. Estimated quantities of proved reserves and their present value are affected by changes in oil and natural gas prices. The arithmetic average reference prices utilized for the purpose of estimating our proved reserves and the present value of proved reserves as of December 31, 2011 were $92.81 per barrel of oil and $4.12 per Mmbtu of natural gas.

The reserve data and the present value as of December 31, 2011 were prepared by Dune’s Senior Vice-President of Operations. He is the technical person primarily responsible for overseeing the preparation of reserve estimates. He attended Texas A&M University for his undergraduate studies in Petroleum Engineering and has over 30 years of industry experience with positions of increasing responsibility in engineering and reservoir evaluations.

In this regard, management has established, and is responsible for, internal controls designed to provide reasonable assurance that our reserve estimation is compared and reported in accordance with rules and regulations promulgated by the SEC as well as established industry practices used by independent engineering firms and our peers. These internal controls include, but are not limited to, (i) documented process workflow timeline, (ii) verification of economic data inputs to information supplied by our internal operations accounting, regional production and operations, land, and marketing groups, and (iii) senior management review of internal reserve estimations prior to publication.

The following table sets forth our estimated net total oil and natural gas reserves and the PV-10 value of such reserves as of December 31, 2011.

Summary of Oil and Natural Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

	Oil	Natural Gas	Total	Undiscounted Future Net Revenue	Present Value of Reserves Discounted at 10% (1)
	Mbbl	Mmcf	Mmcfe	$ (thousands)	$ (thousands)
Proved:
Developed Producing	2,341	15,833	29,879	$142,410	$96,211
Developed Nonproducing	1,179	14,610	21,685	111,716	42,767
Undeveloped	2,134	15,079	27,884	169,235	110,947

Total Proved	5,654	45,522	79,448	$423,361	$249,925

Probable:
Developed Producing	165	1,704	2,694	$22,518	$18,846
Developed Nonproducing	66	1,430	1,826	7,766	4,010
Undeveloped	298	515	2,303	28,964	13,500

Total Probable	529	3,649	6,823	$59,248	$36,356

Possible:
Undeveloped	1	3,657	3,663	$6,032	$2,367

Total Possible	1	3,657	3,663	$6,032	$2,367

(1)	Management believes that the presentation of PV-10 may be considered a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K. Therefore, we have included a reconciliation of the measure to the most directly comparable GAAP financial measure (standardized measure of discounted future net cash flows in the table immediately below). Management believes that the presentation of PV-10 value provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. Because many factors that are unique to each individual company may impact the amount of future income taxes to be paid, the use of the pre-tax measure provides greater comparability when evaluating companies. It is relevant and useful to investors for evaluating the relative monetary significance of our natural gas and oil properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. Management also uses this pre-tax measure when assessing the potential return on investment related to its oil and gas properties and in evaluating acquisition candidates. The PV-10 value is not a measure of financial or operating performance under accounting principles that are generally accepted in the United States, or GAAP, nor is it intended to represent the current market value of the estimated oil and natural gas reserves owned by us. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

The table below provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows:

As of December 31, 2011
$(thousands)
PV-10	$249,925
Future income taxes, discounted at 10%	—

Standardized measure of discounted future net cash flows	$249,925

Oil and Natural Gas Volumes, Prices and Operating Expense

The following tables set forth certain information regarding the production volumes, revenue, average prices received and average production costs associated with our sale of oil and natural gas from continuing operations for the three years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
Net Production:
Oil (Mbbl)	482	585	572
Natural gas (Mmcf)	2,928	3,793	4,351

Natural gas equivalent (Mmcfe)	5,820	7,303	7,783

Oil and Natural Gas Sales (dollars in thousands):
Oil	$49,473	$45,408	$33,294
Natural gas	13,419	18,781	18,951

Total	$62,892	$64,189	$52,245

Average Sales Price:
Oil ($ per Bbl)	$102.72	$77.62	$58.21
Natural gas ($ per Mcf)	4.58	4.95	4.36

Natural gas equivalent ($ per Mcfe)	$10.81	$8.79	$6.71

Oil and Natural Gas Costs (dollars in thousands):
Lease operating expenses	$18,298	$18,822	$19,064
Production taxes	4,923	2,767	4,073
Other operating expenses	2,863	4,024	5,290

Total	$26,084	$25,613	$28,427

Average production cost per Mcfe	$4.48	$3.51	$3.65
Average production cost per Boe	$26.88	$21.06	$21.20

Exploration, Development and Acquisition Capital Expenditures

The following table sets forth certain information regarding the gross costs incurred in the purchase of proved and unproved properties and in development and exploration activities.

	Year Ended December 31,
	2011	2010
	(in thousands)
Unproved prospects	$—	$—
Development costs	19,302	8,755
ARO costs	744	1,617

Total consolidated operations	20,046	10,372

Asset retirement obligations (non-cash)	$—	$(5,010)

Drilling Activity

The following table sets forth our drilling activity during the twelve-month periods ended December 31, 2011, 2010 and 2009 (excluding wells in progress at the end of such period). In the table, “gross” refers to the total number of wells in which we have a working interest and “net” refers to gross wells multiplied by our working interest therein.

	Year Ended December 31,
	2011		2010		2009
	Gross	Net	Gross	Net	Gross	Net
Development wells
Productive	1.0	0.4	1.0	0.2	1.0	0.5
Non-productive	—	—	1.0	1.0	—	—

Exploratory wells
Productive	1.0	0.5	1.0	0.5	1.0	0.8
Non-productive	1.0	0.2	2.0	0.2	—	—

Productive Wells

The following table sets forth the number of productive oil and natural gas wells in which we owned an interest as of December 31, 2011. Productive wells are wells that are capable of producing natural gas or oil in economic quantities.

	Company Operated		Non-operated		Total
	Gross	Net	Gross	Net	Gross	Net
Oil	30	27	17	8	47	35
Natural gas	30	22	185	16	215	38

Total	60	49	202	24	262	73

Acreage Data

The following table summarizes our gross and net developed and undeveloped oil and natural gas acreage under lease as of December 31, 2011.

	Developed acres		Undeveloped acres
	Gross	Net	Gross	Net
Gulf Coast Properties (1)	84,925	57,569	1,484	404
Other (2)	—	—	7,224	2,926

Total	84,925	57,569	8,708	3,330

(1)	Undeveloped acreage includes rental tracts at Broussard South.
(2)	Other includes the Delaware Deep acreage in Sweetwater County, Wyoming, which was released in 2011.

As is customary in the oil and natural gas industry, we can generally retain our interest in undeveloped acreage by carrying out drilling activity that establishes commercial production sufficient to maintain the leases or by paying delay rentals during the remaining primary term of leases. The oil and natural gas leases in which we have an interest are for varying primary terms and if production under a lease continues from our developed lease acreage beyond the primary term, we are entitled to hold the lease for as long as oil or natural gas is produced.

Our oil and natural gas properties consist primarily of oil and natural gas wells and our interests in leasehold acreage, both developed and undeveloped.

Major Customers

The Company sold oil and natural gas production representing more than 10% of its oil and natural gas revenues as follows:

2011:
Texon LP	49%
Texon Crude Oil LLC	23%
Upstream Energy Services LP	14%

2010:
Texon LP	68%
Upstream Energy Services	14%
Crosstex Gulf Coast Marketing LTD	10%

Because alternate purchasers of natural gas and oil are readily available, we believe that the loss of any of our purchasers would not have a material adverse effect on our financial results.

Competition

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proven properties. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business for much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. Our ability to explore for oil and natural gas reserves and to acquire additional properties in the future will be dependent upon our ability to conduct our operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. We believe that our technological expertise, our exploration, land, drilling and production capabilities and the experience of our management generally enable us to compete effectively.

Marketing

Our production is marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field-posted prices plus an oil-quality differential and natural gas is sold under contract at a negotiated price based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of natural gas and prevailing supply and demand conditions.

Our marketing objective is to receive the highest possible wellhead price for our product. We are aided by the presence of multiple outlets near our production in Texas and Louisiana. We take an active role in determining the available pipeline alternatives for each property based on historical pricing, capacity, pressure, market relationships, seasonal variances and long-term viability.

Regulation of the Oil and Natural Gas Industry

Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is subject to extensive regulation by federal, state and local authorities. Legislation affecting the oil and natural gas industry is frequently amended or reinterpreted, and may increase the regulatory burden on our industry and our company. In addition, numerous federal and state agencies are authorized by statute to issue rules, regulations and policies that are binding on the oil and natural gas industry and its individual participants. Some of these rules and regulations authorize the imposition of substantial penalties for failures to comply. The regulatory burden on the oil and natural gas industry increases the cost of doing business and, consequently, our profitability. However, this regulatory burden generally does not affect us any differently or to a greater or lesser extent than it affects other companies in the oil and natural gas industry with similar types, quantities and locations of oil and natural gas production.

Regulation of Sales and Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, the United States Congress, or Congress, could reenact price controls in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil by common carrier pipelines is subject to rate regulation. The Federal Energy Regulatory Commission, or the FERC, regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Interstate oil pipeline rates must be just and reasonable and may not be unduly discriminatory or confer undue preference upon any shipper. Rates generally are cost-based, although rates may be market-based or may be the result of settlement, if agreed to by all shippers. Some oil pipeline rates may be increased pursuant to an indexing methodology, whereby the pipeline may increase its rates up to a prescribed ceiling that changes annually based on the change from year to year in the Producer Price Index for Finished Goods. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of Sales, Transportation and Gathering of Natural Gas

In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, or the NGA, the Natural Gas Policy Act of 1978 and regulations enacted under those statutes by the FERC. The FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers. In general, the interstate pipelines’ traditional roles as wholesalers of natural gas have been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open-access basis to others who buy and sell natural gas. Although the FERC’s orders generally do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry. Failure to comply with the FERC’s regulations, policies and orders may result in substantial penalties. Under the Energy Policy Act of 2005, the FERC has civil authority under the NGA to impose penalties for violations of up to $1 million per day per violation.

We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before the FERC and the courts. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the pro-competitive regulatory approach established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that intrastate natural gas transportation in the states in which we operate will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Gathering, which is distinct from transportation, is regulated by state regulatory authorities and is not subject to regulation by the FERC. Under certain circumstances, the FERC will reclassify jurisdictional transportation facilities as non-jurisdictional gathering facilities. This reclassification tends to increase our costs of getting natural gas to point-of-sale locations.

Regulation of Production

The production of oil and natural gas is subject to and affected by regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling of wells, drilling bonds and reports concerning operations. Each of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing and the plugging and abandonment of wells. The effect of these regulations may be to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental Matters and Other Regulation

General

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the United States Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the federal Environmental Protection Agency, or the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of crude oil or natural gas are currently exempted from regulation under RCRA or state hazardous waste provisions, though our operations may produce waste that does not fall within this exemption. However, these oil and gas production wastes may be regulated as solid waste under state law or RCRA. It is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, also known as the Superfund Law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

In the course of our operations, we generate wastes that may fall within CERCLA’s definition of hazardous substances. Further, we currently own, lease or operate properties that have been used for oil and natural gas exploration and production for many years. Hazardous substances or petroleum may have been released on, at or under the properties owned, leased or operated by us, or on, at or under other locations, including off-site locations, where such hazardous substances or other wastes have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose handling, treatment and disposal of hazardous substances, petroleum, or other materials or wastes were not under our control. These properties and the substances or materials disposed or released on, at or under them may be subject to CERCLA, RCRA or analogous or other state laws. Under such laws, we could be required to remove previously disposed substances and wastes or released petroleum, remediate contaminated property or perform remedial plugging or pit closure operations to prevent future contamination.

In connection with the acquisition of Goldking, the Company inherited an environmental contingency, which after conducting its due diligence and subsequent testing, the Company believes is the responsibility of a third party. However, federal and state regulators have determined Dune is the responsible party for cleanup of this area. Dune has maintained a passive maintenance of this site since it was first discovered after Hurricane Katrina. Cost to date of approximately $1,200,000 has been covered by the Company’s insurance minus the standard deductibles. The Company still believes another party has the primary responsibility for this occurrence but is committed to working with the various state and federal authorities on resolution of this issue. Plans for testing and analysis of various containment products and remediation procedures by third party consultants are being reviewed and will be presented to the federal and state authorities for consideration. The possible cost of an acceptable containment product, assuming potential remediation programs are viable and acceptable to all involved parties, may be as much as $2,500,000 to $3,000,000. At this time, it is not known if the Company’s insurance will continue to cover the cleanup costs or if the Company can be successful in proving another party should be primarily responsible for the cost of remediation.

Water Discharges

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances into waters of the United States or state waters. Under these laws, the discharge of pollutants into regulated waters is prohibited except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

The Oil Pollution Act of 1990, or OPA, which amends and augments the Clean Water Act, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the United States. In addition, OPA and regulations promulgated pursuant to OPA impose a variety of regulations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. OPA also requires certain oil and natural gas operators to develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance.

Air Emissions

The Federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants at specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Federal Clean Air Act and associated state laws and regulations. Oil and gas operations may in certain circumstances and locations be subject to permits and restrictions under these statutes for emissions of air pollutants, including volatile organic compounds, nitrous oxides and hydrogen sulfide.

Climate Change

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment because emissions of such gases are contributing to warming of the earth’s atmosphere and other climatic changes, the EPA had adopted regulations under existing provisions of the Federal Clean Air Act that would require a reduction in emissions of GHGs from motor vehicles and also could trigger permit review for GHG emissions from certain stationary sources. The EPA has asserted that the motor vehicle GHG emission standards triggered Federal Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards took effect on January 2, 2011. The EPA published its final rule to address the permitting of GHG emissions from stationary sources under the prevention of significant deterioration, or PSD, and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHGs that have yet to be developed. With regards to the monitoring and reporting of GHGs, on November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting rule published in October 2009 to include onshore oil and natural gas production activities, which may include certain of our operations. In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The adoption and implementation of any legislation or regulations imposing reporting obligations with respect to, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic event; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

National Environmental Policy Act

Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

Endangered Species, Wetlands and Damages to Natural Resources

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. Where takings of or harm to species or damages to wetlands, habitat or natural resources occur or may occur, government entities or at times private parties may act to prevent oil and gas exploration or production or seek damages to species, habitat or natural resources resulting from filling or construction or releases of oil, wastes, hazardous substances or other regulated materials.

OSHA and Other Laws and Regulations

We are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes. The OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and similar state statutes require that we organize or disclose information about hazardous materials stored, used or produced in our operations.

Private Lawsuits

In addition to claims arising under state and federal statutes, where a release or spill of hazardous substances, oil and gas or oil and gas wastes has occurred, private parties or landowners may bring lawsuits against oil and gas companies under state law. The plaintiffs may seek property damages, personal injury damages, remediation costs or injunctions to require remediation or restoration of contaminated property, soil, groundwater or surface water. In some cases, oil and gas operations are located near populated areas and emissions or accidental releases could affect the surrounding properties and population.

Legal Proceedings

From time to time, we are party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on our financial position or results of operations.

Employees

As of December 31, 2011, we had 34 full time employees. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe our relationships with our employees are good. From time to time, we utilize the services of independent contractors to perform various field and other services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion will assist you in understanding our financial position, liquidity and results of operations. The information below should be read in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements. Our discussion contains both historical and forward-looking information. We assess the risks and uncertainties about our business, long-term strategy and financial condition before we make any forward-looking statements but we cannot guarantee that our assessment is accurate or that our goals and projections can or will be met. Statements concerning results of future exploration, exploitation, development and acquisition expenditures as well as expense and reserve levels are forward-looking statements. We make assumptions about commodity prices, drilling results, production costs, administrative expenses and interest costs that we believe are reasonable based on currently available information.

Critical Estimates and Accounting Policies

We prepare our consolidated financial statements in this report using accounting principles that are generally accepted in the United States, or GAAP. GAAP represents a comprehensive set of accounting and disclosure rules and requirements. We must make judgments, estimates and, in certain circumstances, choices between acceptable GAAP alternatives as we apply these rules and requirements. The most critical estimate we make is the engineering estimate of proved oil and gas reserves. This estimate affects the application of the successful efforts method of accounting, the calculation of depreciation, depletion and amortization of oil and gas properties and the estimate of the impairment of our oil and gas properties. It also affects the estimated lives used to determine asset retirement obligations. In addition, the estimates of proved oil and gas reserves are the basis for the related standardized measure of discounted future net cash flows.

Estimated proved oil and gas reserves

The evaluation of our oil and gas reserves is critical to management of our operations and ultimately our economic success. Decisions such as whether development of a property should proceed and what technical methods are available for development are based on an evaluation of reserves. These oil and gas reserve quantities are also used as the basis of calculating the unit-of-production rates for depreciation, evaluating impairment and estimating the life of our producing oil and gas properties in our asset retirement obligations. Our total reserves are classified as proved, probable and possible. Proved reserves are classified as either proved developed or proved undeveloped. Proved developed reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include reserves expected to be recovered from new wells from undrilled proven reservoirs or from existing wells where a significant major expenditure is required for completion and production. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves and when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable estimates. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves and when probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed proved plus probable plus possible reserve estimates.

Reserve engineers prepare the estimates of our oil and gas reserves presented in this report based on guidelines promulgated under GAAP and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC. The evaluation of our reserves by the reserve engineers involves their rigorous examination of our technical evaluation and extrapolations of well information such as flow rates and reservoir pressure declines as well as other technical information and measurements. Reservoir engineers interpret these data to determine the nature of the reservoir and ultimately the quantity of total oil and gas reserves attributable to a specific property. Our total reserves in this report include only quantities that we expect to recover commercially using current prices, costs, existing regulatory practices and technology. While we are reasonably certain that the total reserves will be produced, the timing and ultimate recovery can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and changes in projections of long-term oil and gas prices. Revisions can include upward or downward changes in the previously estimated volumes or proved reserves for existing fields due to evaluation of (i) already available geologic, reservoir or production data or (ii) new geologic or reservoir data obtained from wells. Revisions can also include changes associated with significant changes in development strategy, oil and gas prices or production equipment/facility capacity.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows relies on these estimates of oil and gas reserves using commodity prices and costs at year-end. Oil and condensate prices were calculated for each property using differentials to an average for the year of the first-of-the-month ConocoPhillips WTI price of $92.81 per barrel and were held constant for the lives of the property. The weighted average price over the lives of the properties was $108.17 per barrel. Gas prices were calculated for each property using differentials to an average for the year of the first-of-the-month Henry Hub Louisiana Onshore price of $4.12 per Mmbtu and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $4.45 per Mcf. The standardized measure is based on the average of the first-of-the-month pricing for 2011. While we believe that future operating costs can be reasonably estimated, future prices are difficult to estimate since the market prices are influenced by events beyond our control. Future global economic and political events will most likely result in significant fluctuations in future oil prices.

Successful efforts method of accounting

Oil and gas exploration and production companies choose one of two acceptable accounting methods, successful efforts or full cost. The most significant difference between the two methods relates to the accounting treatment of drilling costs for unsuccessful exploration wells, or dry holes, and exploration costs. Under the successful efforts method, exploration costs and dry hole costs (the primary uncertainty affecting this method) are recognized as expenses when incurred and the costs of successful exploration wells are capitalized as oil and gas properties. Entities that follow the full cost method capitalize all drilling and exploration costs including dry hole costs into one pool of total oil and gas property costs. We employ the successful efforts method of accounting.

It is typical for companies that drill exploration wells to incur dry hole costs. Our primary activities have focused on mainly development wells and our exploratory drilling activities were limited. However, we anticipate we will selectively expand our exploration drilling in the future. It is impossible to accurately predict specific dry holes. Because we cannot predict the timing and magnitude of dry holes, quarterly and annual net income can vary dramatically.

The calculation of depreciation, depletion and amortization of capitalized costs under the successful efforts method of accounting differs from the full cost method in that the successful efforts method requires us to calculate depreciation, depletion and amortization expense on individual fields rather than one pool of costs. In addition, under the successful efforts method, we assess our fields individually for impairment compared to one pool of costs under the full cost method.

Depreciation, Depletion and Amortization of Oil and Gas Properties

The unit-of-production method of depreciation, depletion and amortization of oil and gas properties under the successful efforts method of accounting is applied pursuant to the simple multiplication of units produced by the costs per unit on a field by field basis. Leasehold cost per unit is calculated by dividing the total cost by the estimated total proved oil and gas reserves associated with that field. Well cost per unit is calculated by dividing the total cost by the estimated total proved developed oil and gas reserves associated with that field. The volumes or units produced and asset costs are known and while the proved reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. The factors that create this variability are included in the discussion of estimated proved oil and gas reserves above.

Impairment of Oil and Gas Properties

We test for impairment of our properties based on estimates of proved reserves. Proved oil and gas properties are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. We estimate the future undiscounted cash flows of the affected properties to judge the recoverability of the carrying amounts. Initially this analysis is based on proved reserves. However, when we believe that a property contains oil and gas reserves that do not meet the defined parameters of proved reserves, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. These reserves are subject to much greater risk of ultimate recovery. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

Impairment analysis is performed on an ongoing basis. In addition to using estimates of oil and gas reserve volumes in conducting impairment analysis, it is also necessary to estimate future oil and gas prices. The impairment evaluation triggers include a significant long-term decrease in current and projected prices or reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected and historical and current negative operating losses. Although we evaluate future oil and gas prices as part of the impairment analysis, we do not view short-term decreases in prices, even if significant, as impairment triggering events.

Exploratory Drilling Costs

The costs of drilling an exploratory well are capitalized as uncompleted wells pending the determination of whether the well has found proved reserves. If proved reserves are not found, these capitalized costs are charged to expense. On the other hand, the determination that proved reserves have been found results in continued capitalization of the well and its reclassification as a well containing proved reserves.

Asset Retirement Obligation

The Company follows FASB ASC 410—Asset Retirement and Environmental Obligations, which requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. The fair value of asset retirement obligation liabilities has been calculated using an expected present value technique. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. A five percent market risk premium was included in the Company’s asset retirement obligation fair value estimate. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period and the capitalized cost is amortized over the useful life of the related asset. Upon retirement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs, excluding salvage values.

Derivatives

Derivative financial instruments, utilized to manage or reduce commodity price risk related to Dune’s production, are accounted for under the provisions of FASB ASC 815—Derivatives and Hedging. Under this statement, derivatives are carried on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivatives are recorded in other comprehensive income or loss and are recognized in the statement of operations when the hedged item affects earnings. If the derivative is not designated as a hedge, changes in the fair value are recognized in other expense. Ineffective portions of changes in the fair value of cash flow hedges are also recognized in loss on derivative liabilities.

Beginning January 1, 2008, the gain or loss on derivatives was recognized currently in earnings and treated as fair value hedges. Associated with the Wayzata Credit Agreement dated December 7, 2010, the Company was no longer required to hedge and settled all hedged balances. However, in accordance with the requirements of the financial restructuring, the Company entered into hedge agreements in January 2012.

Stock-based compensation

The Company follows the provisions of FASB ASC 718 – Stock Compensation. The statement requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values on the date of the grant.

Business Strategy

Dune is an independent energy company engaged in the exploration, development, acquisition and exploitation of natural gas and crude oil properties, with interests along the Louisiana/Texas Gulf Coast. On May 15, 2007, we closed the Stock Purchase and Sale Agreement to acquire all of the capital stock of Goldking Energy Holdings, L.P., or Goldking. Goldking was an independent energy company focused on the exploration, exploitation and development of natural gas and crude properties located onshore and in state waters along the Gulf Coast. The acquisition of Goldking substantially increased our proved reserves, provided significant drilling upside and increased our geographic and geological well diversification. Additionally, the acquisition of Goldking provided us with exploration opportunities within our core geographic area.

Our properties now cover over 86,000 gross acres across 22 producing oil and natural gas fields onshore and in state waters along the Texas and Louisiana Gulf Coast.

Grow Through Exploitation, Development, and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low-risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcfe basis) competitive with our industry peers. We expect to implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth. Success of this strategy is contingent on various risk factors, as discussed elsewhere in this report.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We will employ technical advancements, including 3-D seismic data, pre-stack depth and reverse-time migration, to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling, completion and stimulation technology in our wells to enhance recoverability and accelerate cash flows associated with these wells.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserves base coupled with significant exploitation and exploration potential. We will evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost effective manner.

In 2011 we invested $19.3 million in oil and gas properties (excluding dry-hole costs of $6.1 million). We produced 5.8 Bcfe during the year. Revisions of previous estimates were 0.4 Bcfe negative.

Capital costs (in thousands):	Year Ended 2011	Year Ended 2010
Acquisitions—unproved	$—	$—
Development	19,302	8,755

Total CAPEX before ARO	19,302	8,755
ARO costs	744	1,617

Total CAPEX including ARO	$20,046	$10,372

Asset retirement obligation (non-cash)	$—	$(5,010)

Proved Reserves (Mmcfe):
Beginning	82,703	105,475
Production	(5,820)	(7,788)
Purchases	—	—
Sale of reserves	—	(12,822)
Discoveries and extensions	3,019	—
Revisions	(454)	(2,162)

Ending reserves	79,448	82,703

Reserve additions before revisions (Mmcfe)	3,019	—
Reserve additions after revisions (Mmcfe)	2,565	(2,162)

The implementation of our strategy requires that we continually incur significant capital expenditures in order to replace current production and find and develop new oil and gas reserves. In order to finance our capital and exploration program, we depend on cash flow from operations, bank debt and equity offerings as discussed below in “Liquidity and Capital Resources.”

Liquidity and Capital Resources

During fiscal year 2011 compared to fiscal year 2010, net cash flow provided by (used in) operating activities improved by $10.7 million to $1.3 million. This improvement was primarily attributable to higher average oil prices for 2011 of $102.64/Bbl compared to $77.62/Bbl for 2010. The average price received for natural gas fell slightly year-over-year from $4.95/Mcf in 2010 to $4.58/Mcf for 2011.

Our current assets were $31.1 million on December 31, 2011. Cash on hand comprised approximately $20.4 million of this amount. This compared to cash of $39.4 million at December 31, 2010, which included $15.8 million escrowed in restricted cash accounts. Accounts payable have been reduced slightly from $7.0 million at December 31, 2010 to $6.8 million at December 31, 2011.

The consolidated financial statements reflect an exploration program in 2011 and a more active drilling program compared to the previous year, as well as ongoing drilling and facilities upgrade program. As mentioned previously, these investments were equal to $19.3 million (excluding dry-hole costs) in 2011 versus $8.8 million in 2010 (and no dry-hole costs). Our capital program is designed to maintain production from recompletions and workovers within our fields and exploit the upside potential through joint venture programs. This strategy involved industry partners in these efforts so as to reduce our upfront cash requirements and reduce risk dollars expended.

On December 22, 2011, Dune completed a financial restructuring, including the consummation of the exchange of $297,012,000 in aggregate principal amount of its 10.5% Senior Secured Notes due 2012 for:

•

shares of its newly issued common stock and shares of a new series of preferred stock that have been converted into common stock, which in the aggregate constitute approximately 97.2% of Dune’s common stock on a post-restructuring basis; and

•	approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016, or the New Notes.

The notes exchanged in the exchange offer constituted 99% of Dune’s senior notes outstanding prior to closing of the restructuring.

As a component of the restructuring, and with the requisite consent of such preferred stockholders, all of Dune’s 10% Senior Redeemable Convertible Preferred Stock was converted into $4 million in cash and shares of common stock constituting approximately 1.5% of Dune’s common stock on a post-restructuring basis.

Completion of the restructuring resulted in Dune’s pre-restructuring common stockholders holding approximately 1.3% of Dune’s common stock on a post-restructuring basis.

After the restructuring, percentage ownership of Dune’s common stock will continue to be subject to dilution through issuance of equity compensation pursuant to Dune’s equity compensation arrangements.

As part of its overall financial restructuring, Dune has entered into a new $200.0 million senior secured revolving credit facility pursuant to a credit agreement, dated as of December 22, 2011, by and among Dune, Bank of Montreal, CIT Capital Securities LLC and the lenders party thereto, or the New Credit Agreement, with an initial borrowing base limit of up to $63.0 million. At December 31, 2011, $39 million was borrowed under this facility.

In addition, as part of its restructuring, Dune implemented a 1-for-100 reverse stock split, which was effective on December 22, 2011. After the restructuring and the reverse stock split, there were approximately 38.6 million shares of Dune’s common stock outstanding.

Our primary sources of liquidity are cash provided by operating activities, debt financing, sales of non-core properties and access to capital markets. We believe the strength of our current cash position and remaining availability under our borrowing arrangements put us in a favorable position to meet our financial obligations and ongoing capital programs in the current commodity price environment.

The exact amount of capital spending for 2012 will depend upon individual well performance results, cash flow and, where applicable, partner negotiations on the timing of drilling operations. In addition, we expect to offer participations in our drilling program to industry partners over this time frame, thus potentially reducing our capital requirements. However, we have targeted an initial capital budget of approximately $38 million to $40 million (including dry-hole costs), primarily focused on our Garden Island Bay and Leeville field projects. The capital program will include several maintenance projects in addition to field exploitation within Garden Island Bay and Leeville.

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2011:

	Payments Due By Period
	Total	1 year	2 - 3 years	4 - 5 years	After 5 years
	(in thousands)
Contractual obligations:
Debt and interest	$131,937	$9,162	$18,062	$104,713	$—
Office lease	2,860	495	990	1,051	324

Total	$134,797	$9,657	$19,052	$105,764	$324

Results of Operations

Comparison of 2011 and 2010

Year-over-year production decreased from 7,303 Mmcfe in 2010 to 5,820 Mmcfe in 2011. This decrease was caused by normal reservoir declines and a very limited capital reinvestment program.

The following table reflects the increase (decrease) in oil and gas sales revenue between fiscal years 2009, 2010 and 2011 due to changes in prices and production volumes:

	2011	% Increase (Decrease)	2010	% Increase (Decrease)	2009
Oil production volume (Mbbls)	482	-18%	585	2%	572
Oil sales revenue ($000)	$49,472	9%	$45,408	36%	$33,294
Price per Bbl	$102.64	32%	$77.62	33%	$58.21
Increase (decrease) in oil sales revenue due to:
Change in production volume	$(7,995)		$757
Change in prices	12,059		11,357

Total increase (decrease) in oil sales revenue	$4,064		$12,114

Gas production volume (Mmcf)	2,928	-23%	3,793	-13%	4,351
Gas sales revenue ($000)	$13,419	-29%	$18,781	-1%	$18,951
Price per Mcf	$4.58	-7%	$4.95	14%	$4.36
Increase (decrease) in gas sales revenue due to:
Change in production volume	$(4,282)		$(2,433)
Change in prices	(1,080)		2,263

Total increase (decrease) in gas sales revenue	$(5,362)		$(170)

Total production volume (Mmcfe)	5,820	-20%	7,303	-6%	7,783
Total revenue ($000)	$62,891	-2%	$64,189	23%	$52,245
Price per Mcfe	$10.81	23%	$8.79	31%	$6.71
Increase (decrease) in revenue due to:
Change in production volume	$(13,036)		$(3,221)
Change in prices	11,738		15,165

Total increase (decrease) in total revenue	$(1,298)		$11,944

Revenues

Revenues from continuing operations for the year ended December 31, 2011 totaled $62.9 million as compared to $64.2 million for the year ended December 31, 2010, representing a $1.3 million decrease.

Production volumes for 2011 were 482 Mbbls of oil and 2.9 Bcf of natural gas, or 5.8 Bcfe. This compares to 585 Mbbls of oil and 3.8 Bcf of natural gas, or 7.3 Bcfe, for 2010, representing a 20% reduction in production volumes. In 2011, the average sales price of oil was $102.64 per barrel and the average sales price of natural gas was $4.58 per Mcf as compared to $77.62 per barrel of oil and $4.95 per Mcf of natural gas in 2010. These results indicate that the modest decrease in revenue was attributable to the decrease in production volumes of 20%, which was not completely offset by the increase in commodity prices from $8.79 per Mcfe to $10.81 per Mcfe in 2011, representing a 23% increase.

Operating expenses

Lease operating expense and production taxes

The following table presents the major components of Dune’s lease operating expense for the last two years in total (in thousands) and on a per Mcfe basis:

	Years Ending December 31,
	2011		2010
	Total	Per Mcfe	Total	Per Mcfe
Direct operating expense	$18,298	$3.14	$18,822	$2.58
Production taxes	4,924	0.85	2,767	0.38
Ad valorem taxes	656	0.11	1,143	0.16
Transportation	1,232	0.21	1,491	0.20
Workovers	974	0.17	1,390	0.19

	$26,084	$4.48	$25,613	$3.51

Lease operating expense and production taxes from continuing operations for the year ended December 31, 2011 totaled $26.1 million versus $25.6 million for the year ended December 31, 2010. This translated to an increase of $0.97/Mcfe on a volume basis. This increase reflects the impact of the significant recoupment of production taxes resulting from drilling incentives that occurred in 2010. Additionally, all other components of lease operating expense (i.e., direct operating expense, ad valorem taxes, transportation and workovers) experienced a reduction from 2010 to 2011.

Accretion of asset retirement obligation

Accretion expense for asset retirement obligations decreased by $0.5 million for 2011 compared to 2010. This decrease is the result of reevaluating abandonment cost at year end.

Depletion, depreciation and amortization (DD&A)

For the year ended December 31, 2011, the Company recorded DD&A expense of $22.1 million ($3.80/Mcfe) compared to $27.1 million ($3.70/Mcfe) for the year ended December 31, 2010, representing a decrease of $5.0 million ($0.10/Mcfe). This reduction reflects the impact of the 2011 impairment on the Company’s oil and gas properties of $18.1 million, which directly impacts the depletable base for DD&A purposes.

General and administrative expense (G&A expense)

G&A expense for the year ended December 31, 2011 decreased $1.6 million (14%) from the year ended December 31, 2010 to $9.6 million. Cash G&A expense for 2011 fell $0.3 million (3%) from 2010 to $9.1 million. These decreases resulted primarily from a $0.4 million (70%) reduction in professional fees that were capitalized in connection with the restructuring and a $1.2 million (71%) drop in share-based compensation.

Impairment of oil and gas properties

Dune recorded an impairment of oil and gas properties of $18.1 million for the year ended December 31, 2011 compared to an impairment of $34.6 million for the year ended December 31, 2010. The 2011 impairment is attributable to the Company’s decision not to drill proved undeveloped wells in the Toro Grande field of $13.5 million and $4.6 million split among four fields that did not perform as anticipated in 2011. The 2010 impairment consists primarily of expired leasehold costs on the Murphy Lake field of $5.3 million, expired drilling and leasehold costs of $18.5 million on the Bayou Couba field and $10.8 million split among 5 fields which did not perform as anticipated in 2010.

Exploration expense

In 2011, the Company, as a party to a joint venture, drilled an exploratory well. Although the Company will continue to evaluate future options associated with the well, it has determined that the costs incurred should be expensed. Consequently, $6.1 million was expensed during the year ended December 31, 2011.

Loss on settlement of asset retirement obligation liability

As a result of the Company’s plugging and abandonment commitment, Dune was required to plug and abandon 16 wells located in the Chocolate Bayou and Garden Island Bay fields. As these costs were scheduled to occur several years into the future, the Company recognized a loss of $0.5 million on the settlement of these plugging costs, representing the present value of these future costs.

Other income (expense)

Interest income

Interest income has been minimal as a result of using our cash balances to support working capital.

Interest expense

Interest expense for the year ended December 31, 2011 was equal to $39.6 million compared to $37.4 million in 2010. This increase reflects additional interest expense attributable to increased borrowings under the Credit Agreement (as defined in Note 3). Additionally, it should be noted that $17.4 million of the interest expensed in 2011 was cancelled in connection with the restructuring in December 2011.

Gain on derivative liabilities

The Company recognized a gain on derivatives of $1.4 million for the year ended December 31, 2010, composed of an unrealized gain on change in mark-to-market valuation of $1.6 million and a realized loss on cash settlements of $0.2 million. In connection with the Company’s entry into the Credit Agreement in December 2010, all hedging requirements were eliminated and all hedged balances settled. There was no hedge activity in 2011.

Loss on discontinued operations

Associated with the sale of the South Florence Properties, the Company has reflected all activity for these assets as discontinued operations. For the year ended December 31, 2010, the Company generated income of $1.5 million in connection with these assets. This income was offset by an impairment of $5.0 million to write down the related carrying amounts to their fair value less cost to sell. Consequently, the Company reflected a loss on discontinued operations for the year ended December 31, 2010 of $3.5 million. There were no discontinued operations activities in 2011.

Net loss available to common stockholders

For the year ended December 31, 2011, net loss available to common stockholders decreased $21.4 million from the comparable period of 2010. This decrease reflects the impact of a $5.0 million reduction in DD&A, a $16.3 million reduction in impairment of oil and gas properties, a $3.5 million reduction in loss on discontinued operations and a $6.2 million reduction in preferred stock dividends. These reductions were offset by a ($6.1) million increase in exploration expense, a ($2.1) million increase in interest expense and a ($1.4) million reduction in gain on derivative liability.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Our Common Stock

Since July 16, 2010, our common stock has been traded on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the high and low bid information of our common stock on the OTC Bulletin Board for the period from July 16, 2010 through December 31, 2011 and the high and low sales prices of our common stock on the NYSE Amex from January 1, 2010 through July 15, 2010. Prices set forth below for periods prior to December 31, 2011 have been adjusted for the 1-for-100 reverse split that was effective on December 22, 2011.

2011:	High	Low
Quarter ended December 31, 2011	$10.00	$2.00
Quarter ended September 30, 2011	$71.00	$9.00
Quarter ended June 30, 2011	$135.00	$40.50
Quarter ended March 31, 2011	$131.00	$39.50

2010:	High	Low
Quarter ended December 31, 2010	$45.00	$10.00
Quarter ended September 30, 2010	$18.00	$8.00
Quarter ended June 30, 2010	$40.00	$9.00
Quarter ended March 31, 2010	$34.00	$16.00

The last sales price of our common stock on the OTC Bulletin Board on December 30, 2011 was $2.75 per share. As of [•], 2012, the closing sales price of a share of our common stock was $[•]. As of [•], 2012, there were approximately [•] stockholders of record of our common stock.

We have not paid any cash dividends to date, and have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our board of directors and to certain limitations imposed under the DGCL and other restrictions under our existing or future debt instruments. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors. The indenture governing our New Notes and our New Credit Agreement contain significant restrictions on our ability to pay dividends on our common stock.

There were 1,146 common shares repurchased in 2011, and 189 common shares, on a post-reverse split basis, repurchased in the fourth quarter of 2011. All shares repurchased were associated with the payment of taxes by employees upon the vesting of stock awarded pursuant to the Dune Energy, Inc. 2007 Stock Incentive Plan, as amended on December 1, 2009, or the 2007 Plan.

No shares of restricted stock were awarded to employees, officers or non-employee directors during fiscal year 2011.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2011 about our equity compensation plans and arrangements.

Equity Compensation Plan Information—December 31, 2011(*)

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	600	(1)(2)	$970.00	9,965	(3)
Equity compensation plans not approved by security holders	2,517	(4)(5)	$825.18	—

Total	3,117		$1,795.18	9,965

(*)	The number of shares and any exercise prices with respect to awards and equity issuances made prior to December 1, 2009 have been adjusted to give effect to the 1-for-5 reverse stock split adopted, effective as of December 2, 2009, and the 1-for-100 reverse stock split effective December 22, 2011. On March 5, 2012, our board of directors adopted the Dune Energy, Inc. 2012 Stock Incentive Plan. Please read “Management and Directors—Compensation Discussion and Analysis—VI. Changes to our Compensation Program for 2012—Adoption of the 2012 Stock Incentive Plan and Grant of 2012 Long-Term Incentive Awards.”
(1)	Consists of options issued to directors pursuant to our 2005 Non-Employee Director Incentive Plan, or the 2005 Plan, on January 24, 2007 to purchase up to 600 shares of our common stock at an exercise price of $970.00 per share, which expired on January 24, 2012. None of these options were exercised. The 2005 Plan, which authorized the issuance of up to 4,000 shares in stock awards and options, was approved by stockholders on May 30, 2006.
(2)	Excludes the following shares of restricted stock awarded pursuant to the 2007 Plan: (i) 6,227 shares of restricted stock awarded to employees during fiscal year 2008, which shares vest equally over the three years from grant date; (ii) 5,738 shares of restricted stock awarded to employees, officers and non-employee directors during fiscal year 2009, which shares vest equally over the three years from grant date; (iii) 4,500 shares of restricted stock awarded to certain executive officers during fiscal year 2009, of which 3,015 shares vest equally over the three years from grant date and 1,485 shares vest in accordance with certain performance-based criteria; (iv) 9,389 shares of restricted stock awarded to employees, officers and non-employee directors during fiscal year 2010, which shares vest equally over three years from grant date; and (v) 45 shares issued on December 30, 2010 in lieu of cash for a portion of two employees’ respective bonuses. The amendment to the 2007 Plan was approved by stockholders on November 30, 2009 and authorizes the issuance of up to 32,000 shares in stock awards and options. The initial 2007 Plan was approved by stockholders on May 30, 2006.
(3)	Includes 3,400 shares available under the 2005 Plan and 6,565 shares available under the 2007 Plan. The following shares may return to the 2007 Plan or the 2005 Plan, as the case may be, and be available for issuance in connection with a future award: (i) shares covered by an award that expires or otherwise terminates without having been exercised in full; (ii) shares that are forfeited or repurchased by us prior to becoming fully vested; (iii) shares covered by an award that is settled in cash; (iv) shares withheld to cover payment of an exercise price or cover applicable tax withholding obligations; (v) shares tendered to cover payment of an exercise price; and (vi) shares that are cancelled pursuant to an exchange or repricing program.
(4)	Consists of warrants and options granted to our employees, officers, directors and consultants, to the extent vested and exercisable (within the meaning of Rule 13d-3(d)(1) promulgated by the SEC under the Securities Exchange Act of 1934, as amended) as of December 31, 2011.
(5)	Excludes 4,078 shares of restricted stock awarded in fiscal year 2009 to non-employee directors having elected to receive shares in lieu of cash for a portion of their annual retainer and fees.

Set forth below is a description of the individual compensation arrangements or equity compensation plans that were not required to be approved by our security holders, pursuant to which the 2,517 shares of our common stock included in the chart above were issuable as of December 31, 2011:

•

Warrant issued September 26, 2006 to a consultant in consideration of services performed on our behalf, which warrant expires September 25, 2015 and is currently exercisable to purchase up to 1,000 shares of our common stock at an exercise price of $675.00 per share;

•

Option granted January 24, 2007 to a former officer in consideration of services performed on our behalf, which option expired January 23, 2012 and was exercisable to purchase up to 400 shares of our common stock at an exercise price of $970.00 per share;

•

Options granted April 12, 2007 to consultants in consideration of services performed on our behalf, which options expire April 11, 2012 and are currently exercisable to purchase up to an aggregate of 1,000 shares of our common stock at an exercise price of $935.00 per share; and

•

Warrants issued April 17, 2007 to our former lender in accordance with anti-dilutive protection contained in the September 26, 2006 warrant agreement with our former lender, resulting in the issuance of additional warrants expiring on September 25, 2015 and exercisable to purchase up to 117 shares of our common stock at an exercise price of $675.00 per share.

USE OF PROCEEDS

The common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING SECURITY HOLDERS

The following table sets forth certain information, as of February 15, 2012 unless otherwise noted, regarding the selling stockholders. All information in the following table and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations.

To the Company’s knowledge, the selling stockholders acquired the shares listed below in connection with the exchange of the Company’s 10.5% Senior Secured Notes due 2012 for shares of common stock and in connection with the mandatory conversion of the Company’s 10% Senior Redeemable Convertible Preferred Stock, as further described under “Business and Properties—Financial Restructuring.” The selling stockholders may also have acquired a portion of the shares listed below on the open market.

Percentage ownership of common stock is based on 39,410,844 shares of our common stock outstanding as of April 26, 2012.

Next to the name of each selling stockholder listed below, we have set forth in a footnote the name of the natural person or persons who have the power to exercise voting and/or investment power over the shares owned by such selling stockholder. Each selling stockholder that is an affiliate of a registered broker-dealer, has represented to us, among other things, that (i) it acquired the securities to be resold under the registration statement of which this prospectus is a part in the ordinary course of business and (ii) it does not have any agreements, understandings or arrangements with any persons, either directly or indirectly, to dispose of such securities. The selling stockholders have not held any position or office, and have had no other material relationship with us or any of our affiliates within the past three years.

The number of shares of common stock that may actually be sold by each selling stockholder will be determined by such selling stockholder. The selling stockholders listed below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of its shares of common stock since the date as of which the information in the table is presented.

The registration under the Securities Act pursuant to the registration statement that includes this prospectus does not mean that a selling stockholder identified below will sell or otherwise dispose of all or any of these securities. In addition, the selling stockholders may have sold, transferred or disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional stockholders notify us of their intent to use this prospectus to dispose of the shares of our common stock, we may file a prospectus supplement to include those additional stockholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list shares of our common stock previously proposed to be sold by the additional stockholders’ transferors.

Name of Beneficial Owner	Number of Shares Owned Before Offering	Percentage of Ownership Before Offering	Number of Outstanding Shares Offered by Selling Stockholder	Percentage of Ownership After Offering (1)
West Face Long Term Opportunities Global Master L.P. (2)	5,929,241	15.0%	—	—%
TPG Funds (3)	5,303,846	13.5%	—	—%
Strategic Value Special Situations Fund L.P.(4)	495,988	1.3%	—	—%
Mardi Gras Ltd.(5)	1,457,799	3.8%	—	—%
High Ridge Ltd.(6)	7,795,445	19.8%	—	—%
BlueMountain Distressed Master Fund L.P.(7)	1,635,838	4.2%	—	—%
BlueMountain Long/Short Credit Master Fund L.P.(8)	1,851,179	4.7%	—	—%
BlueMountain Strategic Credit Master Fund L.P.(9)	252,612	*	—	—%
BlueMountain Timberline Ltd.(10)	1,673,786	4.2%	—	—%
Blue Mountain Credit Alternatives Master Fund L.P.(11)	1,896,955	4.8%	—	—%
BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC(12)	119,875	*	—	—%
Humphreys Peak, LLC(13)	762,393	1.9%	—	—%

(*)	Less than one percent.
(1)	Assumes sale of all common stock registered hereby.
(2)	Information provided as of February 2, 2012. The address of West Face Long Term Opportunities Global Master L.P. is c/o West Face Capital Inc., 810-2 Bloor Street East, Box #85, Toronto, Ontario M4W 1A8. West Face Capital Inc. (“West Face Capital”), which is the Advisor to West Face Long Term Opportunities Global Master L.P. (“Global Master Fund”), exercises voting and dispositive power over the securities held by Global Master Fund. Voting and investment decisions of West Face Capital are made by its Co-Chief Investment Officers, Gregory Boland and Peter Fraser, each of whom disclaims beneficial ownership of any shares held by Global Master Fund.
(3)	Information provided as of February 23, 2012. Includes (i) 3,712,692 shares of common stock (the “Opportunity I Shares”) held by TPG Opportunity Fund I, L.P., a Delaware limited partnership (“Opportunity I”), whose general partner is TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”), and (ii) 1,591,154 shares of common stock (the “Opportunity III Shares” and, together with the Opportunity I Shares, the “TPG Shares”) held by TPG Opportunity Fund III, L.P., a Delaware limited partnership (“Opportunity III” and, together with Opportunity I, the “TPG Funds”), whose general partner is Opportunities Advisors. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of Opportunities Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(4)	The address of Strategic Value Special Situations Fund L.P. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Victor Khosla, the Chief Investment Officer of Strategic Value Partners, LLC, indirectly exercises voting and dispositive power over the securities held by Strategic Value Special Situations Fund L.P. Mr. Khosla disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(5)	Information provided as of February 6, 2012. The address of Mardi Gras Ltd. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Victor Khosla, the Chief Investment Officer of Strategic Value Partners, LLC, indirectly exercises voting and dispositive power over the securities held by Mardi Gras Ltd. Mr. Khosla disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(6)	Information provided as of February 6, 2012. The address of High Ridge Ltd. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Victor Khosla, the Chief Investment Officer of Strategic Value Partners, LLC, indirectly exercises voting and dispositive power over the securities held by High Ridge Ltd. Mr. Khosla disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(7)	The address of BlueMountain Distressed Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Distressed Master Fund L.P.
(8)	The address of BlueMountain Long/Short Credit Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Long/Short Credit Master Fund L.P.
(9)	The address of BlueMountain Strategic Credit Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Strategic Credit Master Fund L.P.
(10)	The address of BlueMountain Timberline Ltd. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Timberline Ltd.
(11)	The address of Blue Mountain Credit Alternatives Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by Blue Mountain Credit Alternatives Master Fund L.P.
(12)	Information provided as of April 16, 2012. The address of BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC.
(13)	Information provided as of April 16, 2012. The address of Humphreys Peak, LLC is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by Humphrey’s Peak, LLC.

PLAN OF DISTRIBUTION

We are registering for resale a total of up to 29,174,957 shares of our common stock.

All costs, expenses and fees in connection with the registration of the common stock offered for resale under this prospectus will be borne by us. Underwriting discounts or commissions or agents’ commissions and professional fees, if any, attributable to the sale of shares of the common stock offered hereby will be borne by the selling stockholder using this prospectus.

A selling stockholder may sell the common stock offered hereby directly or through brokers, dealers or underwriters who may act solely as agents or may acquire the common stock as principals. The selling stockholders may distribute the common stock offered hereby in one or more of the following methods:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (whether such options are listed on an options exchange or otherwise);

•	through ordinary brokerage transactions and transactions in which such broker-dealer solicits purchasers;

•	through block trades in which a broker-dealer will attempt to sell the common stock as agent but may position and resell a portion of such block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of such applicable exchange;

•	in privately negotiated transactions;

•	through short sales;

•	in transactions in which broker-dealers may agree with such selling stockholder to sell a specified number of such common stock at a stipulated price per share;

•	as a distribution to such selling stockholder’s partners, members, or equity owners;

•	through a combination of these methods of sale; or

•	any other methods permitted pursuant to applicable law.

The selling stockholders will not be restricted as to the price or prices at which they may sell their shares of common stock covered by this prospectus and any sales may be made at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices or at varying prices determined at the time of the sale.

The term “selling stockholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling stockholder as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus.

In connection with sales of the common stock, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholder effects such transactions by selling shares common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock they own. If a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agent participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealer or agent, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Direct Sales, Agents, Dealers and Underwriters

The selling stockholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

•	directly to purchasers; or

•	to or through agents, dealers or underwriters designated from time to time.

Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholder or any other such person. Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Supplements

To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses

We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any.

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholders will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with and declared effective by the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. This summary is not intended to be a complete description of our capital stock, and it is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. For more information, please review our Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws.

General

Our authorized capital stock consists of 4,200,000,000 shares of common stock, $.001 par value per share and 1,000,000 shares of preferred stock, $.001 par value per share. No preferred shares are designated and outstanding as of the date of this prospectus.

Common Stock

As of April 26, 2012, there were 39,410,844 shares of our common stock issued and outstanding, which were held by an estimated 324 record owners. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the right of holders of any preferred stock then outstanding, holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our board of directors may, without stockholder approval, issue preferred stock from time to time as shares of one or more classes or series. Subject to the provisions of our Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board is expressly authorized to issue the shares, fix the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders and subject to the terms of our Preferred Stock.

One of the effects of undesignated preferred stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board’s authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of common stock.

Delaware Anti-Takeover Law

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder unless:

•

prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned a least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The application of Section 203 may limit the ability of our stockholders to approve a transaction that they may deem to be in their interests. Under Section 203, a “business combination” generally includes a merger, asset or stock sale, or other similar transaction with an interested stockholder, and an “interested stockholder” is generally a person who, together with its affiliates and associates, owns or, in the case of affiliates or associates of the corporation, owned 15% or more of a corporation’s outstanding voting securities within three years prior to the determination of interested stockholder status.

MANAGEMENT AND DIRECTORS

Each of our executive officers shall serve until his successor is elected and qualified. Each member of our board of directors serves for until the next annual meeting of stockholders. The directors listed below, other than James A. Watt, were appointed in connection with our corporate restructuring and will serve until the Company’s next annual meeting or until their earlier resignation.

Name	Age	Position
James A. Watt	62	President, Chief Executive Officer and Director
Frank. T. Smith	65	Senior Vice President and Chief Executive Officer
Hal L. Bettis	66	Senior Vice President and Chief Operating Officer
Richard H. Mourglia	53	General Counsel and Senior Vice President–Land
Michael R. Keener(1)	52	Director
Stephen P. Kovacs(1)	43	Director
Dr. Alexander A. Kulpecz, Jr.(1)	58	Director
Emanuel R. Pearlman(1)	51	Director
Robert A. Schmitz(1)	70	Director and Chairman
Eric R. Stearns(1)	54	Director

(1)	Messrs. Keener, Kovacs, Kulpecz, Pearlman, Schmitz and Stearns were elected to the board pursuant to the Restructuring Support and Lockup Letter Agreement, dated October 6, 2011, between the Company and certain institutional investors, as amended, which provided for the election of six new members of the board of directors to be selected by an ad hoc committee of institutional investors.

James A. Watt, age 62, became a Director of our Company on April 16, 2007 and our President and Chief Executive Officer on April 17, 2007. Mr. Watt served as the Chief Executive Officer of Remington Oil and Gas Corporation from February 1998 and the Chairman of Remington from May 2003, until Helix Energy Solutions Group, Inc. (NYSE: HLX) acquired Remington in July 2006. From August 2006 through March 2007, Mr. Watt served as the Chairman and Chief Executive Officer of Maverick Oil & Gas, Inc. (OTC: MVOG.OB). Mr. Watt currently serves on the Board of Directors of Helix. Mr. Watt received a B.S. in Physics from Rensselaer Polytechnic Institute. As a result of these professional experiences, Mr. Watt possesses particular knowledge and experience in the operations of oil and gas companies that strengthen the board’s collective qualifications, skills, and experience.

Frank T. Smith, Jr. joined Dune Energy, Inc. as Senior Vice President and Chief Financial Officer on April 17, 2007 and was appointed as an Secretary in January 2012. From 2004 through 2006, Mr. Smith served as Senior Vice President—Finance and Corporate Secretary of Remington Oil and Gas Corp., which was acquired by Helix Energy Solutions Group, Inc. (NYSE: HLX) in June 2006. From June 1997 through 2003, Mr. Smith served as Executive Vice President and Manager of energy lending at the Bank of Texas. From 1991 through 1997, Mr. Smith served as Director in the energy and utilities division of the First National Bank of Boston. Prior to 1991, Mr. Smith held positions of increasing responsibility in the energy banking departments of other major, publicly-traded United States financial institutions. Immediately prior to coming to our Company, he served as President and Chief Financial Officer of Sonoran Energy, Inc. Mr. Smith received an MBA in Corporate Finance & Banking from the University of Pennsylvania (Wharton School). He also holds M.Ed and B.S. degrees from the University of Delaware.

Hal L. Bettis became our Senior Vice President and Chief Operating Officer on May 21, 2007. From 2004 through 2007, Mr. Bettis served as Executive Vice-President of Operations of Goldking Energy Corporation, which was acquired by our Company in May 2007. From 2001 through 2004, he served as President and Chief Operating Officer of Dunhill Resources, Inc. and from 1999 through 2001 he served as President and Chief Operating Officer of Willis Energy, LLC, each an independent oil and natural gas exploration and production company. From 1994 through 1999, Mr. Bettis served as Chief Operating Officer of Taylor Energy Company, a independent exploration and production company operating entirely in the Gulf of Mexico. Mr. Bettis received a B.S. in Petroleum Engineering from Mississippi State University.

Richard H. Mourglia, age 53, has served as General Counsel and Senior Vice President–Land of Dune, Energy, Inc. since August 2008. From 1990 until joining Dune, Mr. Mourglia was in private practice in major law firms where his practice involved a variety of oil and gas transactional matters. Mr. Mourglia began his career in 1980 as a petroleum landman, including heading his own petroleum land services company from 1984 to 1990. Mr. Mourglia received a BBA in Finance in 1980 from The University of Texas at Austin and a law degree in 1990 from South Texas College of Law.

Michael R. Keener, 53, became a Director of our Company in January 2012. He has been the principal/owner since January of 2011 of KP Energy, a private company focused on providing Mezzanine Debt, Private Equity and Direct Asset ownership to North American Exploration and Production companies. From October of 2009 until December of 2010, Mr. Keener served as Managing Director of Imperial Capital, LLC and from February 2003 until October 2009 he served as Principal and Managing Director of Petrobridge Investment, LLC. Mr. Keener received a B.S. in Business Administration—Accounting from Bloomsburg University and an MBA from Loyola University. Mr. Keener’s prior banking experiences for smaller exploration and production companies provide a high level of understanding of the Company’s challenges.

Stephen P. Kovacs, age 43, became a Director of our Company in January 2012. He previously served as a Managing Director of Strategic Value Partners, LLC where he was employed from 2004 until April 2011. From 2010 to February 2011 he served on the Board of Directors of NextMedia Group. Currently, Mr. Kovacs is a private investor. Prior to his employment with Strategic Value Partners, LLC, Mr. Kovacs was from 2004 to 2007 a Director at E&Y Capital Advisors, LLC, the corporate restructuring and bankruptcy advisory group of Ernst & Young LLP. Mr. Kovacs received an undergraduate degree from Cornell University, Cum Laude and an MBA from Columbia University. Mr. Kovacs’ knowledge of investors’ approaches and demands will help shape the future directions of the Company.

Dr. Alexander A. Kulpecz, Jr., age 58, became a Director of our Company in January 2012. He is currently managing EP Partner of Pulser Energy, LLP (London) an investment group focused on energy and CEO of Alexander Energy Limited (Houston). He has served in these positions since 2006, and 2008 respectively. From 1978 to 1998, Dr. Kulpecz had increasingly more responsible technical and management positions with the Royal Dutch Shell group concluding as Executive Director and Executive Vice President of Shell International Gas and Power. From 1998 to 2000 he was President of Azurix International. Dr. Kulpecz received a B.A. and MSC degree in Geology, an MBA from Henley (UK) and a PhD from Imperial College of Science and Medicine, University of London in subsurface petroleum engineering. Dr. Kulpecz’s extensive exploration and production background provide an excellent base to assist in the evaluations of the Company’s programs.

Emanuel R. Pearlman, age 52, became a Director of our Company in January 2012. He has served as Chairman and CEO of Liberation Investment Group, LLC, a New York based investment management and financial consulting firm, since 2003. From 2009 to the present Mr. Pearlman served on the board of Fontainebleau Miami JV, LLC as Chairman of the Audit and Compensation Committee and from 2010 to the present served as Chairman of the Board of Empire Resorts, Inc. From January 2012 to the present Mr. Pearlman served on the Board o f Network-1 Security Solutions, Inc. From 2006-2010, Mr. Pearlman served on the board of Multimedia Games, Inc. Mr. Pearlman received an A.B. in Economics, Magna Cum Laude, from Duke University and an MBA from Harvard Graduate School of Business. Mr. Pearlman’s prior experiences in dealing with both public and private company restructurings provide him an excellent knowledge base for the current challenges facing the Company.

Robert A. Schmitz, age 71, became a Director of our Company in January 2012. He has served as Co-Founder of Quest Turnaround Advisors since 2000, an advisory firm serving debtors and creditors of distressed companies. Mr. Schmitz was the Chief Restructuring Officer of Fontainebleau Miami JV, LLC in 2010 and of WorldSpace Inc. from 2008 to present. Since March 2010, Mr. Schmitz has served as a member of the Board of Houghton Mifflin Harcourt Holdings, Inc. From 2003-2007 he served as non-executive chairman of the board of Premium TV, Ltd. From 2009-2011 he served on the Board of Sun Times Media Group which was sold to a private group of investors. Mr. Schmitz received a BA in Economics from the University of Michigan and a SM from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Schmitz will serve as Chairman of the Board. Mr. Schmitz experience advising companies through turnaround situations will benefit the Company as it moves forward from its restructuring.

Eric R. Stearns, age 54, became a Director of our Company in January 2012. He is currently President, CEO and a member of the Board of Directors of Puckett Land Company, a privately held Colorado energy company. He has served in this position from July 2011 to present. Mr. Stearns served from 1985-2009 in ever increasingly responsible technical and management positions with Petroleum Development Corporation concluding as Executive Vice President. Mr. Stearns received a B.S. in Geology from Virginia Polytechnic Institute and State University. Mr. Stearns extensive exploration and production background provide an excellent base to assist in the evaluations of the Company’s programs.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is intended to assist in understanding the Company’s compensation programs. It is intended to explain the philosophy underlying the Company’s compensation strategy and the fundamental elements of compensation paid to the Company’s President and Chief Executive Officer (“CEO”), Chief Financial Officer, and other individuals included in the Summary Compensation Table (“Named Executive Officers” or “executive officers”). The discussion is divided into the following sections:

I.	Executive Summary
II.	Compensation Philosophy, Objectives, and Key Considerations
III.	Roles of Participants in the Decision-Making Process
IV.	Items the Compensation Committee Considers When Making Compensation Decisions
V.	Elements of the 2011 Compensation Program
VI.	Changes to our Compensation Program for 2012
VII.	Employment Agreements and Severance Arrangements
VIII.	Other Important Compensation Policies Affecting the Named Executive Officers

I. Executive Summary

The Company’s compensation strategy, above all, is designed to reward results and align all employees’ interests with those of our stockholders. Our policy is to provide a portion of the executive officers’ compensation in cash, including an annual base salary and an opportunity to receive an annual bonus which remains at risk. Another component of the executive officers’ compensation has historically been the granting of long-term incentive equity awards, generally in the form of restricted common stock. Consistent with our commitment to compensation tied to performance and increasing stockholder value, restricted stock has historically been granted to all employees, not just the executive officers, in an effort to keep the executive officers and other employees focused on shareholder growth.

In 2011, the Company faced a very challenging year due to limited cash flow, depressed commodity prices, and employee turnover above levels we had experienced in prior years. In addition, the Company initiated and completed a financial restructuring plan (the “restructuring”) during the latter half of the year, which is discussed in more detail below. As a result of these events, the Company established the Retention Bonus Program in mid-2011. The Retention Bonus Program is discussed in more detail under “—Elements of the 2011 Compensation Program” below.

Due to the challenges mentioned above, no annual bonus awards were made and no long-term incentive equity awards were granted to the executive officers during 2011. The Compensation Committee’s decision to not pay annual bonuses or grant long-term incentives to the executive officers is discussed in more detail in the section entitled “Elements of the 2011 Compensation Program.” The lack of any short- or long-term incentive payments for 2011 underscored the Company’s need for the Retention Bonus Program to retain key talent through the completion of the restructuring.

During 2011, the Compensation Committee of the Board of Directors consisted of Messrs. Richard Cohen, Alan Bell and William Greenwood. Messrs. Cohen, Bell and Greenwood submitted their resignations from the Company’s Board of Directors effective January 17, 2012. The following day, Messrs. Eric Stearns and Stephen Kovacs and Dr. Alexander Kulpecz, Jr. were appointed to serve on the Company’s Board of Directors and as members of the Compensation Committee. Each member of the Compensation Committee qualifies as an independent, outside member of the Board of Directors in accordance with the requirements of current Securities and Exchange Commission (SEC) regulations.

II. Compensation Philosophy, Objectives and Key Considerations

The nature of our business, which consists primarily of exploring, developing, acquiring, and exploiting oil and natural gas properties, is complex and requires that we attract and retain highly qualified and capable executive officers, both from a leadership standpoint and a technical standpoint. As such, our overall compensation philosophy is twofold: (1) to attract, retain, and motivate the executive officers who are critical to developing and executing on our business plan; and (2) to administer our compensation programs in a performance-driven manner that delivers compensation that is competitive and reasonable when compared to the marketplace.

The Compensation Committee has the responsibility for continually monitoring the compensation paid to the Named Executive Officers. The Compensation Committee believes that the compensation of the Company’s Named Executive Officers should encourage creation of stockholder value and achievement of strategic corporate objectives. Specifically, the Compensation Committee is committed to ensuring that the total compensation package for the Named Executive Officers will serve to:

•	Attract, retain, and motivate highly qualified senior executives by providing base salaries that are competitive with our peer companies;

•

Enhance the Company’s near-term financial performance by subjecting annual bonuses to performance measures that relate to enhancement of the value of the Company’s profitability during the measurement period; and

•	Increase stockholder value by providing long-term incentives around stock ownership in an effort to align the interests of senior executives with those of our stockholders.

At all times, the Compensation Committee aims to maintain consistency in its approach and execution of our overall executive compensation philosophy. However, the Compensation Committee may at times consider other factors in making decisions affecting executive compensation.

III. Roles of Participants in the Decision-Making Process

The following table summarizes the responsibilities of the Compensation Committee, Alvarez & Marsal Taxand, LLC (the compensation consultant retained by the Compensation Committee), and management in determining and approving the executive compensation programs of the Company.

Compensation Committee

•    Determines and reviews compensation of the Board of Directors and various committees therof;

•    Determines program principles and philosophies to ensure the attraction and retention of qualified executive officers, the motivation of executive officers to achieve the Company’s business objectives, and the alignment of interests of key leadership with long-term shareholder growth;

•    Reviews state of executive compensation programs from time to time to ensure competitiveness in the marketplace;

•    Reviews recommendations made by the CEO regarding the compensation of the other executive officers;

•    Reviews and approves annual bonus plan performance measures and goals;

•    Determines and approves each element of compensation for the Named Executive Officers, including base salary, short-term annual bonus targets and actual payouts, and long-term incentive equity award grants;

•    Reviews, adopts, and submits to the Board of Directors amendments to incentive plans and other equity-based plans; and

•    Has exclusive authority to retain or terminate the services of an independent compensation consultant.

Alvarez & Marsal Taxand, LLC

•    Performs work from time to time at the direction of the Compensation Committee; and

•    Provides advice on subjects such as trends in executive compensation, program design, and total compensation levels.

Management

•    CEO recommends base salary levels, annual bonus plan target levels, and long-term incentive equity awards for executive officers other than himself; and

•    CEO provides information on performance goals for Compensation Committee consideration in structuring the performance-based components of the Company’s compensation programs.

IV. Items the Compensation Committee Considers When Making Compensation Decisions

Set forth below are several items that the Compensation Committee considers when making decisions that affect the compensation of the Named Executive Officers of the Company and other employees. As previously discussed, the Compensation Committee may find it necessary from time to time to consider items not specifically listed below.

Business Environment

We are an independent exploration and development company with operations focused along the Louisiana and Texas Gulf Coasts. We actively manage our drilling program to increase oil and gas reserves and production while seeking to keep finding and development costs and operating costs competitive. As we operate in a very cyclical industry, our executive team is crucial to the development and execution of our long-term strategy in order to build value for our shareholders through the cyclical nature of our industry.

In light of the recent challenges faced (including limited cash resources, depressed share prices, and increased employee turnover), we relied heavily on senior management in 2011 to provide leadership and direction to the Company, and, most importantly, assist in the restructuring of the Company’s debt obligations. Due in large part to the efforts of management, the Company entered into an agreement with its bond holders in

October 2011, in which we sought to eliminate certain outstanding notes and related cash interest expense in exchange for a combination of equity securities and new debt securities.

On December 22, 2011, the Company completed the restructuring, in which approximately $297 million worth of notes due 2012 were exchanged for:

•	shares of newly issued common stock and a new series of preferred stock that have been converted into common stock; and

•	approximately $49.5 million of newly issued notes due 2016.

Also on December 22, 2011, all of the Company’s then outstanding 10% Senior Redeemable Convertible Preferred Stock mandatorily converted into approximately $4 million in cash and approximately 58,434 shares of common stock on a post-restructuring basis.

With respect to the 2011 compensation program, the restructuring represented a significant milestone in the future success of the Company. As such, the Compensation Committee considered the role each executive officer played in the restructuring process when determining 2011 compensation. Please refer to the section “Elements of the 2011 Compensation Program,” which begins on page 12.

Market Trends

From time to time, the Compensation Committee generally reviews trends in executive compensation, both among our direct competitors and within the broader energy industry. In addition, when the need arises, the Compensation Committee considers market levels of compensation paid to our competitors in making compensation decisions.

In 2012, following the appointment of the new Compensation Committee, the Compensation Committee reviewed and approved the Company’s peer group for purposes of measuring relative total stockholder return for the performance-based long-term incentive awards granted to the executive officers. The companies in this 2012 Peer Group are shown below:

•	ATP Oil and Gas Corporation;

•	Callon Petroleum Company;

•	Crimson Exploration, Inc.;

•	Energy Partners, Ltd.;

•	Energy XXI, Ltd.;

•	Goodrich Petroleum Corporation;

•	PetroQuest Energy, Inc.;

•	Stone Energy Corporation; and

•	W&T Offshore, Inc.

The Compensation Committee believes that these companies are appropriate for the purpose of measuring relative total stockholder return because the above companies are the Company’s direct competitors. In addition, the companies listed above are companies that are likely competition for our executive talent.

In addition, the Compensation Committee may from time to time utilize the peer group shown above, various companies within the peer group, or other competitor peer companies not listed above for the purposes of analyzing trends and total compensation levels in the competitive marketplace.

Consideration of Risk

Our compensation program is designed to provide the Named Executive Officers incentives to manage the Company for the long term, while avoiding excessive risk-taking in the short term. In addition, certain elements of the executive officers’ compensation have been and will continue to be paid out over multiple years (e.g., long-term incentive equity awards which generally vest over a three-year period). The Compensation Committee develops goals and objectives based on a mix of performance metrics to avoid excessive weight on any single criterion. Likewise, the compensation of our executive officers has historically been balanced among base salary, annual bonus, and long-term equity incentive awards (in particular, restricted stock awards, which the Compensation Committee views as an appropriate vehicle to deliver compensation to the executive officers). The Compensation Committee believes that the Company’s executive compensation practices in 2011, as well as the changes implemented for 2012, are appropriate to (i) encourage the executive officers to take appropriate levels of risk; and (ii) create sustained shareholder value over a long period of time.

Tax and Accounting Considerations

The Company considers the tax and accounting implications regarding the delivery of various forms of compensation. Section 162(m) of the Internal Revenue Code of 1986(“IRC”), as amended, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to a corporation’s Principal Executive Officer and the three (3) other most highly compensated executive officers (excluding the Principal Financial Officer).

In connection with the compensation of the Company’s executive officers, the Compensation Committee is aware of Code section 162(m) as it relates to deductibility of qualifying compensation paid to executive officers. The Compensation Committee attempts, where practical, to comply with the requirements of Code section 162(m) so that all compensation is deductible.

V. Elements of the 2011 Compensation Program

As previously mentioned, the business environment and the events surrounding our restructuring had significant impacts on our 2011 compensation program. Specifically, we did not award any regular annual bonuses to the executive officers as the Company did not achieve one or more of its annual performance goals, namely (i) year-over-year growth in reserves; (ii) increases in annual production volumes; and (iii) limiting finding and development costs. In addition, the Compensation Committee chose not to grant long-term incentive equity awards to any executive officer in 2011 due to the anticipated restructuring. We determined it was appropriate to re-evaluate the annual bonus and long-term incentive award components upon completion of the restructuring, as discussed in the section “Changes to our Compensation Program for 2012.”

Accordingly, the elements of compensation utilized in 2011 to retain and motivate the Named Executive Officers included:

•	Base Salary;

•	Retention Bonus Program;

•	Retirement Benefits;

•	Health and Insurance Plans; and

•	Perquisites.

Below is a discussion of each element of compensation listed above, including the purpose of each element, why the Compensation Committee elects to pay each element, how each element was determined by the Compensation Committee, and how each element and the Compensation Committee’s decisions regarding the payment of each element relate to the Company’s goals. Details of compensation for our executive officers can be found in the tables beginning on page 20.

Base Salary

Base salary is the starting point in a compensation package that will attract and retain executives. Base salary provides a steady income as a foundation upon which performance incentives can build. The Compensation Committee believes that base salary should be competitive with its peer companies in the oil and gas exploration industry. The Named Executive Officer compensation is set to be competitive with the Company’s peer companies based on the executives’ level of experience.

It is the Compensation Committee’s goal to set base salary to reflect the role and responsibility of each executive officer over time. Base salary, although not directly connected to performance, is essential to compete for talent, and the Company’s failure to pay a competitive base salary could affect our ability to recruit and retain qualified members of management. Base salary was determined by analyzing the base salaries of comparable executives in our peer companies and considering the abilities, qualifications, accomplishments, and prior work experience of each executive officer.

The following table sets forth the executive officers’ base salaries for 2010 and 2011. Mr. Watt’s base salary has remained unchanged since January 1, 2008. Messrs. Smith, Bettis and Mourglia were granted modest base salary increases effective January 1, 2011

Named Executive Officer	2010 Base Salary	2011 Base Salary	% Increase
James A. Watt President and Chief Executive Officer	$550,000	$550,000	—%
Frank T. Smith, Jr. Senior Vice President, Chief Financial Officer & Secretary	268,000	279,000	4%
Hal L. Bettis Executive Vice President & Chief Operating Officer	268,000	279,000	4%
Richard H. Mourglia General Counsel and Senior Vice President–Land	235,000	245,000	4%

Retention Bonus Program

As previously mentioned, the Company began experiencing elevated levels of attrition in late 2010 which persisted into 2011. We experienced the loss of numerous key employees across various functional areas. As a result, the Compensation Committee felt it was necessary to adopt the Retention Bonus Program to combat further loss of critical employees, including the executive officers. Because the annual bonus was not expected to generate a payout for 2011, and due to the Compensation Committee’s inability to grant long-term incentive awards in advance of a potential restructuring, the Compensation Committee adopted the Retention Bonus Program.

The Retention Bonus Program, which was conceived in mid-2011 and formally adopted by the Compensation Committee on October 25, 2011, served to retain employees who were crucial to our operations during and after the restructuring. Prior to adopting the Retention Bonus Program, the Compensation Committee held discussions with Alvarez & Marsal Taxand, LLC, its compensation consultant, to gauge the reasonableness of the payouts and the overall design of the program. The terms of the Retention Bonus Program provided that each of the executive officers would be eligible to receive a retention bonus equal to his target annual bonus on the earlier of: (i) the completion of the restructuring; or (ii) March 2012, provided that the executive officer remained employed on such date. The table below sets forth the retention bonuses for the executive officers pursuant to the Retention Bonus Program as approved by the Company’s Board of Directors:

Named Executive Officer	2011 Retention Bonus
James A. Watt	$550,000
Frank T. Smith	167,400
Hal L. Bettis	195,300
Richard H. Mourglia	147,000

These retention bonuses were paid to the executive officers on December 27, 2011 following the completion of our restructuring.

Retirement Benefits

The Company does not have a defined benefit pension plan. However, the Named Executive Officers are eligible to participate in the Dune Energy 401(k) Plan (“401(k) Plan”), which is a Company-wide, tax-qualified retirement plan. The intent of this plan is to provide all employees with a tax-advantaged savings opportunity for retirement. The Company sponsors this plan to help employees in all levels of the Company save and accumulate assets for use during their retirement. As required, eligible pay under this plan is capped at IRC annual limits. The Company makes annual matching contributions to the 401(k) Plan on behalf of all employees, including the Named Executive Officers.

Health and Insurance Plans

The Named Executive Officers are eligible to participate in Company-sponsored benefit plans on the same terms as those generally provided to all salaried employees. Basic health benefits, dental benefits, and similar programs are provided to make certain that access to healthcare and income protection is available to the Company’s employees and the employees’ family members. The cost of Company-sponsored benefit plans is negotiated by the Company with the providers of such benefits, and the executive officers contribute to the cost of their benefits.

Perquisites

The Company has not historically provided perquisites for its executive officers. Prior to 2011, the Company provided Mr. Bettis with a modest car allowance pursuant to an arrangement with a company previously acquired by Dune Energy. Effective May 1, 2011, Messrs. Smith, Bettis and Mourglia were each provided a car allowance of $1,500 per month.

VI. Changes to our Compensation Program for 2012

The following discussion provides insights to changes that have been made to our executive compensation program for 2012 made by our Compensation Committee in 2012. The Compensation Committee believes that the changes made, particularly with respect to long-term incentive equity awards, will continue to guide the Company to an objective and performance-based compensation model. As no changes have been made to our executive compensation program with respect to retirement benefits, health an insurance plans, and perquisites, these elements of compensation are not discussed below.

Base Salary

The Compensation Committee chose to not increase the executive officers’ respective base salaries for 2012. As previously mentioned, Mr. Watt’s base salary has remained unchanged since January 1, 2008 and Messrs. Smith, Bettis and Mourglia were granted modest base salary increases effective January 1, 2011. The following table sets forth the executive officers’ base salaries for 2012.

Named Executive Officer	2011 Base Salary	2012 Base Salary	% Increase
James A. Watt President and Chief Executive Officer	$550,000	$550,000	—%
Frank T. Smith, Jr. Senior Vice President, Chief Financial Officer & Secretary	279,000	279,000	—%
Hal L. Bettis Executive Vice President & Chief Operating Officer	279,000	279,000	—%
Richard H. Mourglia General Counsel and Senior Vice President–Land	245,000	245,000	—%

Annual Bonus

Annual bonuses are provided to the Named Executive Officers through the Company’s bonus program, which is designed to support the near-term initiatives of the business and to position the Company for the future by focusing on annual goals, both financial and operational.

The Named Executive Officers have historically had the opportunity to receive an annual bonus that is tied to the main controllable operating criteria of the Company. In 2011 and prior years, these operating criteria were based on three elements: (i) growth in reserves year over year; (ii) increased annual production volumes; and (iii) limiting finding and development costs. The Company intentionally tied the annual bonus to these three elements to keep executive officers focused on the elements of the Company’s business that were critical to its success in the marketplace.

Additionally, individual goals have historically been set for each executive officer. These individual performance goals can impact the actual annual bonus awarded. The Compensation Committee periodically reviews and updates individual goals for the executive officers based on the responsibilities of each of their positions. In 2012, the Compensation Committee approved the addition of health, safety and environmental measures to each executive officer’s individual goals.

The Compensation Committee sets target annual bonus opportunities so that total cash compensation (base salary plus annual target bonus) is competitive with executives of peer companies. The Company’s annual bonus is designed to pay for performance and is at risk. Annual bonus amounts could payout between zero and two hundred percent (200%) of each Named Executive Officer’s target percentage based on corporate and individual performance relative to target levels set by the Compensation Committee.

The executive officers’ target annual bonus opportunities for 2012 are set forth below. The target bonuses, in terms of percentage of salary as well as dollar amounts, remain unchanged from 2011:

Named Executive Officer	2012
	Target Bonus (% of Salary)	Target Bonus
James A. Watt	100%	$550,000
Frank T. Smith, Jr.	60%	167,400
Hal L. Bettis	70%	195,300
Richard H. Mourglia	60%	147,000

Long-Term Equity Awards

Restricted stock has historically been granted to the executive officers to align their interests with those of shareholders and to incent them to increase the Company’s stock price over time. It is the Compensation Committee’s belief that executive officers should have a significant interest tied to long-term performance and increasing stockholder value. The Compensation Committee believes the best way to accomplish this is through stock ownership of the Company.

Prior to 2012, most restricted stock awards granted to the executive officers vested based on the executive officers’ continued employment over a three-year period. However, certain restricted stock awards issued to Messrs. Watt and Smith in 2009 contained provisions that required the satisfaction of proved reserve and total stockholder return performance measures in order to vest. As a result of the 1-for-100 reverse split of our common stock effective December 22, 2011, all restricted shares awarded prior to December 22, 2011 were ratably reverse split on a 1-for-100 basis.

Adoption of the 2012 Stock Incentive Plan and Grant of 2012 Long-Term Incentive Awards

On March 5, 2012, the Board of Directors unanimously authorized the adoption of the 2012 Stock Incentive Plan (“2012 Plan”) to become effective immediately.

The 2012 Stock Incentive Plan is administered by the Compensation Committee. The Compensation Committee may grant any one or a combination of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights and phantom stock awards, as well as purchased stock, bonus stock and other performance awards. Except for incentive stock options, which may only be granted to employees of the Company, awards under the 2012 Plan may be granted to employees and nonemployee directors of the Company who are designated by the Compensation Committee. The aggregate number of shares of common stock that may be issued or transferred to grantees under the 2012 Plan may not exceed 3,250,000 shares.

In conjunction with the adoption of the 2012 Plan, the Compensation Committee approved initial awards of 831,500 restricted shares to employees, including 327,700 restricted shares to the Named Executive Officer as set forth below:

Named Executive Officer	2012 Initial Restricted Shares
	Performance- Based	Time- Based	Total
James A. Watt	133,200	—	133,200
Frank T. Smith, Jr.	33,800	33,800	67,600
Hal L. Bettis	33,800	33,800	67,600
Richard H. Mourglia	29,650	29,650	59,300

As previously discussed, these initial restricted share grants reflect our increased focus on performance-based pay, which translates to a significant portion of our executive officers’ compensation being based on long-term incentives which are at risk based on the Company’s performance. All of Mr. Watt’s restricted shares and 50% of the other executive officers’ restricted shares are subject to performance vesting based on the Company’s total stockholder return relative to the 2012 Peer Group. The remaining 50% of Messrs. Smith’s, Bettis’ and Mourglia’s restricted shares are subject to time-based vesting over a three-year period.

The restricted shares that vest based on relative total stockholder return are divided into three annual performance periods. The annual performance periods and corresponding vesting dates are shown below.

Annual Performance Period	Corresponding Vesting Date
January 1 – December 31, 2012	March 5, 2013
January 1 – December 31, 2013	March 5, 2014
January 1 – December 31, 2014	March 5, 2015

Within each annual performance period, the performance-based restricted shares may vest based on the Company’s relative total stockholder return compared to the 2012 Peer Group as follows:

Total Stockholder Return Relative to the 2012 Peer Group	% of Performance-Based Restricted Shares Vesting
≥ 75th percentile	100%
≥ 50th percentile but < 75th percentile	75%
≥ 25th percentile but < 50th percentile	50%
< 25th percentile	—%

VII. Employment Agreements and Severance Agreements

In 2009, the Company executed amended and restated employment agreements with the CEO and the Senior Vice President and Chief Financial Officer.

The respective employment agreements of Messrs. Watt and Smith contain termination trigger events that provide for the payment of severance upon certain termination events. The Company has included these post-termination trigger events in the employment agreements to provide a safe harbor so that the executive officer can provide services to the Company without being focused on the risk of losing employment with the Company. Additionally, we maintain the Employee Severance Plan (the “Severance Plan”) for the Named Executive Officers who do not have employment agreements with the Company. With respect to those Named Executive Officers who have an employment agreement in effect, severance benefits are limited to those as set forth in the respective employment agreement. For more information regarding the severance and change in control benefits, please refer to the section “Potential Payments Upon Termination or Change In Control.”

Set forth below are the general terms of the employment agreements with Messrs. Watt and Smith. Each executive has the right to voluntarily terminate his employment at any time.

James Watt—President and Chief Executive Officer

Mr. Watt’s current employment agreement was entered into on October 1, 2009 and is for a term of three years. The Company or Mr. Watt may give written notice at least sixty (60) days prior to the end of the three year term of the intent to terminate or modify the agreement. If no such notice is given, the Agreement will automatically renew and continue in effect for successive one-year periods.

Under the agreement, Mr. Watt serves as the President and Chief Executive Officer of the Company. Pursuant to the agreement, Mr. Watt receives an annual base salary of $550,000. During the term of the agreement, Mr. Watt is entitled to earn an annual performance bonus. The amount of the annual bonus is targeted at 100% of his annual base salary, based upon performance criteria established by the Compensation Committee. The amount of the actual annual bonus can be less than or more than the target bonus, but in no event will it exceed 200% of the then applicable base salary.

According to the terms of the agreement, Mr. Watt also received a grant of 2,500 shares of restricted stock on a post-split basis. Of the 2,500 restricted shares, 1,675 shares vest in three equal installments on each October 1 of 2010, 2011 and 2012 so long as Mr. Watt is employed on the vesting dates. The remaining 825 shares may vest based on the achievement of proved reserve and total stockholder return measures in accordance with the 2007 Stock Incentive Plan and the applicable award agreement.

Mr. Watt is entitled to medical, disability insurance, life insurance and other similar benefits provided by the Company, subject to the terms and conditions of those programs.

Frank Smith—Senior Vice President, Chief Financial Officer and Secretary

Mr. Smith’s employment agreement was entered into on October 1, 2009 and was for a term of three years. The Company or Mr. Smith may give written notice at least sixty (60) days prior to the end of the three year term of the intent to terminate or modify the agreement. If no such notice is given, the Agreement will automatically renew and continue in effect for successive one-year periods.

Under the agreement, Mr. Smith serves as the Senior Vice President and Chief Financial Officer of the Company. Pursuant to the agreement, Mr. Smith received an annual base salary of $268,000 beginning on October 1, 2009. At the discretion of the Compensation Committee, his annual base salary was increased to $279,000 effective January 1, 2011. During the term of the agreement, Mr. Smith is also entitled to earn an annual performance bonus. The amount of the annual bonus is targeted at 60% of his annual base salary, based upon performance criteria established by the Compensation Committee. The amount of the actual annual bonus can be less than or more than the target bonus, but in no event will it exceed 120% of the then applicable base salary.

According to the terms of the agreement, Mr. Smith also received a grant of 2,000 shares of restricted stock on a post-split basis. Of 2,000 restricted shares, 1,340 shares vest in three equal installments on each October 1 of 2010, 2011 and 2012 so long as Mr. Smith is employed on the vesting dates. The remaining 660 shares may vest based on achievement of proved reserve and total stockholder return in accordance with the 2007 Stock Incentive Plan and the applicable award agreement.

Mr. Smith is entitled to medical, disability insurance, life insurance and other similar benefits provided by the Company, subject to the terms and conditions of those programs.

VIII. Other Important Compensation Policies Affecting the Named Executive Officers

Financial Restatement

Currently, the Compensation Committee does not have an official policy in place governing retroactive modifications to any cash or equity-based incentive compensation paid to the Named Executive Officers where the payment of such compensation was predicated upon the achievement of specified financial results that were subsequently the subject of a restatement. The Compensation Committee will, if the need arises, make a determination as to whether and to what extent compensation should be recaptured should there be a financial restatement. We intend to institute a claw back policy in the future, to the extent applicable, when the SEC promulgates rules as provided under the Dodd-Frank Act.

Stock Ownership Requirements

The Compensation Committee does not maintain a policy relating to stock ownership guidelines or requirements for its Named Executive Officers. The Compensation Committee does not believe it is necessary to impose such a policy on the executive officers. If circumstances change, the Compensation Committee will review whether such a policy is appropriate for its executive officers.

Trading in the Company’s Stock Derivatives

The Compensation Committee does not currently have a policy in place prohibiting executive officers of the Company from purchasing or selling options on the Company’s common stock, engaging in short sales with respect to the Company’s common stock, or trading in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to the Company’s common stock. The Compensation Committee is not aware that any of the executive officers have entered into these types of arrangements. To the Company’s knowledge, there are no actively traded options in the Company’s common stock.

DIRECTOR COMPENSATION PHILOSOPHY

Summary of Director Compensation and Procedures

Our non-employee director compensation has two components: (i) director retainer and other fees (such as meeting attendance and committee fees) and (ii) equity-based compensation, currently in the form of stock options. We re-evaluate director compensation on an annual basis based on the compensation of directors by companies in our peer group. In 2011, the non-employee directors (Steven Barrenchea, Alan Bell, Richard Cohen, William Greenwood and Steve Sisselman) received a retainer in the amount of $30,000, which was paid quarterly. Each Director was also entitled to a fee of $1,000 for each Board meeting attended. The Chairman of the Board received an additional retainer of $20,000, which was paid quarterly, the Chairman of the Audit Committee received an additional annual retainer of $10,000, which was paid quarterly and the Chairman of the Nominations Committee received an additional retainer of $3,333 and the Chairman of the Compensation Committee received an additional retainer of $4,000, which was paid quarterly. The Committee members were paid a fee of $750 per meeting attended. Directors and Committee members receive meeting fees only for meetings they attend.

In connection with the appointment of new directors following our financial restructuring, in January 2012, the Compensation Committee recommended to the full Board, and the full Board approved revised cash compensation for directors. Please see “Compensation of Directors—2012 Director Compensation.”

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below displays the total compensation awarded to, earned by or paid to the Named Executive Officers for the fiscal years ending December 31, 2011, December 31, 2010 and December 31, 2009. All amounts shown below are in dollars.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)		Stock Award(s)(1) ($) (e)	Option Award(s) ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation(2) ($) (i)	Total ($) (j)
James A. Watt,	2011	550,000	550,000	(3)	—	—	—	—	16,500	1,116,500
President and Chief	2010	550,000	55,000		23,375	—	—	—	48,106	676,481
Executive Officer	2009	550,000	—		187,500	—	—	—	16,500	754,000

Frank T. Smith, Jr.,	2011	279,000	167,400	(3)	—	—	—	—	28,500	474,900
Senior Vice President,	2010	268,000	26,800		11,390	—	—	—	16,500	322,090
Chief Financial Officer and Secretary	2009	268,000	—		150,000	—	—	—	16,500	434,500

Hal L. Bettis,	2011	279,000	195,300	(3)	—	—	—	—	29,300	503,600
Executive Vice President	2010	268,000	26,800		11,390	—	—	—	18,900	325,090
and Chief Operating Officer	2009	268,000	—		7,038	—	—	—	18,900	293,938

Richard H. Mourglia,	2011	245,000	147,000	(3)	—	—	—	—	27,420	419,420
General Counsel and	2010	235,000	23,500		9,996	—	—	—	—	268,496
Senior Vice President–Land	2009	235,000	—		6,164	—	—	—	—	241,164

(1)	The amounts in column (e) represent the fair value of the restricted stock awards granted in the years listed. The fair value of these awards is based on the fair market value on the date of grant, calculated as the closing trading value of the Company’s common stock on the date of grant. None of the executive officers were granted restricted stock awards in 2011.

(2)	Represents matching contributions allocated to the executive’s account under the 401(k) Plan, car allowances, and various other payments as detailed in the following All Other Compensation table.

(3)	Represents retention bonuses paid to the executive officers on December 27, 2011 following the successful completion of the Company’s restructuring.

ALL OTHER COMPENSATION

The following table includes certain information with respect to the other compensation received by the Named Executive Officers for the fiscal years ending December 31, 2011, 2010 and 2009, respectively, which was shown at a summary level in column (i) of the Summary Compensation Table. All amounts shown below are in dollars.

Name and Principal Position	Year	Company Contributions to 401(k) Plan ($)	Car Allowance ($)(1)	Equity Modification Payment ($)(2)	Total ($)
James A. Watt,	2011	16,500	—	—	16,500
President and Chief Executive	2010	16,500	—	31,606	48,106
Officer	2009	16,500	—	—	16,500

Frank T. Smith, Jr.,	2011	16,500	12,000	—	28,500
Senior Vice President,	2010	16,500	—	—	16,500
Chief Executive Officer and Secretary	2009	16,500	—	—	16,500

Hal L. Bettis,	2011	16,500	12,800	—	29,300
Executive Vice President and	2010	16,500	2,400	—	18,900
Chief Operating Officer	2009	16,500	2,400	—	18,900

Richard H. Mourglia,	2011	15,420	12,000	—	27,420
General Counsel and	2010	—	—	—	—
Senior Vice President–Land	2009	—	—	—	—

(1)	Represents monthly car allowance payments of $1,500 for Messrs. Smith, Bettis and Mourglia effective May 1, 2011. Prior to this date, Mr. Bettis was paid a monthly car allowance of $200.

(2)	In 2010, the repurchase feature with respect to Mr. Watt’s April 17, 2007 restricted stock grant was removed. This modification resulted in a payment for taxes in the amount of approximately $31,606.

GRANTS OF PLAN BASED AWARDS

The Grants of Plan Based Awards Table discloses the total number of equity and non-equity incentive based plan awards actually granted during the year. None of the executive officers received any plan based incentive awards in 2011. Therefore, the Grant of Plan Based Awards table has been omitted from this disclosure.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The Outstanding Equity Awards at Fiscal Year End Table reflects each Named Executive Officer’s unexercised option award holdings and unvested restricted stock awards at December 31, 2011 on an individual award basis.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
James A. Watt(1)	—	—	—	—	—	2,301	(2)	6,328	(3)	—	—
Frank T. Smith, Jr.(1)	—	—	—	—	—	1,554	(2)	4,274	(3)	—	—
Hal L. Bettis	—	—	—	—	—	549	(2)	1,510	(3)	—	—
Richard H. Mourglia	—	—	—	—	—	480	(2)	1,320	(3)	—	—

(1)	As noted below, a portion of the restricted stock held by Messrs. Watt and Smith vest based on the satisfaction of certain performance criteria.

(2)	The share amounts shown are on a post-reverse stock split basis. Details regarding the grant dates, number of unvested restricted shares, and general vesting criteria are shown below.

Name	Grant Date	Unvested Restricted Shares	Vesting Criteria	Total Unvested Restricted Shares
James A. Watt	10/1/2009	559	Time-Based	2,301
	10/1/2009	825	Performance-Based
	11/18/2010	917	Time-Based
Frank T. Smith, Jr.	10/1/2009	447	Time-Based	1,554
	10/1/2009	660	Performance-Based
	11/18/2010	447	Time-Based
Hal L. Bettis	12/31/2009	102	Time-Based	549
	11/18/2010	447	Time-Based
Richard H. Mourglia	12/31/2009	88	Time-Based	480
	11/18/2010	392	Time-Based

(3)	The fair market value of Dune Energy stock on December 31, 2011 was $2.75 per share on a post-split basis.

OPTION EXERCISES AND STOCK VESTED

The Option Exercises and Stock Vested Table reflects the stock options actually exercised by, and shares of stock that vested for, each of the Named Executive Officers during 2011.

Name (a)	Option Awards(1)		Stock Awards
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)		Value Realized on Vesting ($) (e)
James A. Watt	—	—	1,226	(2)	13,202	(3)
Frank T. Smith, Jr.	—	—	770	(2)	8,127	(4)
Hal L. Bettis	—	—	425	(2)	3,937	(5)
Richard H. Mourglia	—	—	438	(2)	5,019	(6)

(1)	No stock options were exercised by the Named Executive Officers in 2011.

(2)	The share amounts shown are on a post-reverse stock split basis.

(3)	Represents the fair market value for 210 shares on August 1, 2011 at $24.30 (post-split) per share, 558 shares on September 30, 2011 at $10.00 (post-split) per share, and 458 shares on November 18, 2011 at $5.50 (post-split) per share.

(4)	Represents the fair market value for 100 shares on August 1, 2011 at $24.30 (post-split) per share, 447 shares on September 30, 2011 at $10.00 (post-split) per share, and 223 shares on November 18, 2011 at $5.50 (post-split) per share.

(5)	Represents the fair market value for 100 shares on August 1, 2011 at $24.30 (post-split) per share, 223 shares on November 18, 2011 at $5.50 (post-split) per share, and 102 shares on December 31, 2011 at $2.75 (post-split) per share.

(6)	Represents the fair market value for 152 shares on August 1, 2011 at $24.30 (post-split) per share, 196 shares on November 18, 2011 at $5.50 (post-split) per share, and 90 shares on December 31, 2011 at $2.75 (post-split) per share.

PENSION BENEFITS

The Pension Benefits Table discloses information pertaining to pension benefits provided to the Named Executive Officers. The Company does not provide pension benefits to the Named Executive Officers. Therefore, the Pension Benefits table has been omitted from this disclosure.

NONQUALIFIED DEFERRED COMPENSATION

The Nonqualified Deferred Compensation Table discloses information pertaining to nonqualified deferred compensation benefits provided to the Named Executive Officers. The Company does not provide nonqualified deferred compensation benefits to the Named Executive Officers. Therefore, the Nonqualified Deferred Compensation table has been omitted from this disclosure.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following paragraphs discuss the incremental compensation that would be payable by the Company to each remaining Named Executive Officer in the event of the Named Executive Officer’s termination of employment with the Company under various scenarios including: 1) voluntary termination without Good Reason; 2) termination in the event of death or disability; 3) termination without cause or for Good Reason absent a change in control; and 4) termination without cause or for Good Reason in connection with a change in control. In accordance with applicable SEC rules, the following discussion assumes:

(i)	That the termination event in question occurred on December 31, 2011; and

(ii)	With respect to calculations based on the Company’s stock price, we used $2.75, which was the post split value of the reported closing price of one share of the Company’s common stock on December 31, 2011.

Pursuant to applicable SEC rules, the analysis contained in this section does not consider or include payments made to a Named Executive Officer with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the Company and that are available generally to all salaried employees, such as the Company’s 401(k) Plan. The actual amounts that would be paid upon a Named Executive Officer’s termination of employment can only be determined at the time of such executive officer’s termination from the Company. Due to the number of factors that affect the nature and amount of any compensation or benefits provided upon the termination events, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event and the Company’s stock price.

Payments to be made to Messrs. Watt and Smith as a result of the set forth termination events are based on such executive officer’s respective employment agreement. Messrs. Bettis and Mourglia are not parties to employment agreements and, therefore, the payments they would receive upon each of the termination events discussed below are generally provided by the Severance Plan.

In addition, as described below, the terms of the executive officers’ restricted stock awards granted pursuant to the 2007 and 2012 Stock Incentive Plan provide for accelerated vesting to varying degrees upon each of the termination events as discussed below.

Voluntary Termination

Pursuant to the terms of Messrs. Watt’s and Smith’s respective employment agreements, the Company is not obligated to pay any separation payments in the event that the executive voluntarily terminates employment with the Company. Similarly, the Severance Plan does not provide for a severance payment upon an executive officer’s voluntary termination.

In addition, all outstanding and unvested restricted stock awards are forfeited if the executive officers voluntarily terminate employment with the Company.

In the event of Messrs. Watt’s and Smith’s termination, unless such termination is without cause or due to a resignation for Good Reason, these executive officers will be subject to one (1) year non-competition provisions as provided in their respective employment agreements.

Termination in the Event of Death or Disability

Messrs. Watt’s and Smith’s respective employment agreements do not provide for severance payments in the event of the executives’ death or disability.

The Severance Plan provides that Messrs. Bettis and Mourglia would be entitled to a payout equal to their respective pro-rata target bonuses upon termination due to death or disability. As previously discussed, the target bonuses for Messrs. Bettis and Mourglia are as follows:

Named Executive Officer	Base Salary	Target Bonus (% of Salary)	Target Bonus
Hal L. Bettis	$279,000	70%	$195,300
Richard H. Mourglia	245,000	60%	147,000

Unvested restricted stock awards held by the executive officers that were granted on December 31, 2009 and November 18, 2010 would become immediately vested in the event the executive officer’s employment was terminated due to death or disability. Any other unvested restricted stock awards would be forfeited in accordance with the terms of the applicable award agreements.

Termination Without Cause or Termination for Good Reason Absent a Change in Control

Pursuant to the terms of Mr. Watt’s employment agreement, if the Company terminates his employment without cause or Mr. Watt terminates his employment for Good Reason (as defined below), he is entitled to a severance payment equal to 2.99 times the sum of his then applicable base salary and target bonus, payable in six (6) equal monthly installments.

In the event that the Company terminates Mr. Smith’s employment without cause or Mr. Smith terminates his employment for Good Reason (as defined below), he is entitled to severance pay equal to 1.0 times the sum of his then applicable base salary and target bonus, payable in six (6) equal monthly installments.

The terms of the respective employment agreements provide that Messrs. Watt and Smith are also entitled to payment for any annual bonus earned in the year preceding termination, but not yet paid, and accrued and unused vacation days during the year of termination.

In addition, the respective employment agreements of Messrs. Watt and Smith also provide for the accelerated vesting of the time-based restricted stock granted on October 1, 2009.

Good Reason means any of the following which remain uncured after thirty (30) days prior written notice is received by the Company from either Mr. Watt or Mr. Smith:

(1)	The failure of the Company to continue the executive officers’ current positions of the Company (or such other senior executive position as may be offered by the Company and which the executive may in his sole discretion accept);

(2)	Material diminution by the Company of the executive’s responsibilities, duties, or authority in comparison with the responsibilities, duties and authority held during the six (6) month period immediately preceding the diminution, or assignment to the executive of any duties inconsistent with his position as the senior Executive officer of the Company (or such other senior executive position as may be offered by the Company and which the executive may in his sole discretion accept);

(3)	Failure by the Company to pay and provide the executive with compensation and benefits provided for in his employment agreement; or

(4)	The requirement that the executive relocates his residence outside the State of Texas.

The Severance Plan provides that Messrs. Bettis and Mourglia would be entitled to severance pay in the amount of one (1) times the sum of the executive’s then applicable base salary and target bonus should each executive’s employment be involuntarily terminated without cause. The Severance Plan does not provide for a severance payment in the event the executive terminates for good reason absent a change in control.

The table below summarizes the severance payments each executive officer would receive upon a termination without cause or termination for good reason absent a change in control.

Named Executive Officer	Base Salary	Target Bonus	Applicable Multiple	Cash Severance Payment
James A. Watt	$550,000	$550,000	2.99	$3,289,000
Frank T. Smith, Jr.	279,000	167,400	1.00	446,400
Hal L. Bettis	279,000	195,300	1.00	474,300
Richard H. Mourglia	245,000	147,000	1.00	392,000

Except for Messrs. Watt’s and Smith’s 2009 time-based restricted stock as mentioned above, none of the executive officers’ unvested restricted stock would receive accelerated vesting in the event the executive officer was terminated without cause or for Good Reason absent a change in control.

Termination Without Cause or Termination for Good Reason with a Change in Control

Pursuant to the terms of Mr. Watt’s employment agreement, if the Company terminates his employment without cause or Mr. Watt terminates his employment for Good Reason in connection with a change in control, he is entitled to a severance payment equal to 2.99 times the sum of his then applicable base salary and target bonus, payable in six (6) equal monthly installments.

In the event that the Company terminates Mr. Smith’s employment without cause or Mr. Smith terminates his employment for Good Reason in connection with a change in control, he is entitled to severance pay equal to 2.0 times the sum of his then applicable base salary and target bonus, payable in six (6) equal monthly installments.

The terms of the respective employment agreements provide that Messrs. Watt and Smith are also entitled to payment for any annual bonus earned in the year preceding termination, but not yet paid, and accrued and unused vacation days during the year of termination.

The Severance Plan provides that Messrs. Bettis and Mourglia will be entitled to severance in the amount of one (1) times the sum of the executive’s then applicable base salary and target bonus should each executive’s employment is involuntarily terminated without cause or if the executive resigns for Good Reason in connection with a change in control.

The table below summarizes the severance payments each executive officer would receive upon a termination without cause or termination for good reason in connection with a change in control.

Named Executive Officer	Base Salary	Target Bonus	Applicable Multiple	Cash Severance Payment
James A. Watt	$550,000	$550,000	2.99	$3,289,000
Frank T. Smith, Jr.	279,000	167,400	2.00	892,800
Hal L. Bettis	279,000	195,300	1.00	474,300
Richard H. Mourglia	245,000	147,000	1.00	392,000

Pursuant to the terms of the employment agreements of Messrs. Watt and Smith and the terms of the restricted stock award agreements, all outstanding restricted shares, to the extent not previously vested, would become immediately vested upon the executive officers’ termination without cause or for Good Reason in connection with a change in control.

Pursuant to their respective employment agreements, Messrs. Watt and Smith are entitled to receive excise tax gross-up payments in the event they are subject to IRC section 280G excise tax related to payments upon a change in control termination.

The Severance Plan does not provide for a excise tax gross-up upon termination in connection with a change in control in the event that the executive is subject to IRC section 280G excise tax.

Potential Payments Upon Termination or Change in Control on December 31, 2011

The table below indicates the amount of compensation payable by us to the executive officers, including cash severance and restricted stock awards, upon various termination events assumed to occur on December 31, 2011.

Named Executive Officer	Compensation Element	Voluntary Resignation	Death or Disability	Termination Absent a Change in Control (Without Cause or for Good Reason)		Termination in Connection with a Change in Control (Without Cause or for Good Reason)
James A. Watt	Cash Severance Payment	$—	$—	$3,289,000		$3,289,000
	Restricted Stock Awards(1)	—	2,521	1,535		6,325
	Excise Tax Gross-Up	n/a	n/a	n/a		1,216,807
	Total	$—	$2,521	$3,290,535		$4,512,132
Frank T. Smith, Jr.	Cash Severance Payment	—	—	446,400		892,800
	Restricted Stock Awards(1)	—	1,228	1,228		4,272
	Excise Tax Gross-Up	n/a	n/a	n/a		—
	Total	$—	$1,228	$447,628		$897,072
Hal L. Bettis	Cash Severance Payment	—	195,300	474,300	(2)	474,300
	Restricted Stock Awards(1)	—	1,509	—		1,509
	Excise Tax Gross-Up	n/a	n/a	n/a		n/a
	Total	$—	$196,809	$474,300		$475,809
Richard H. Mourglia	Cash Severance Payment	—	147,000	392,000	(2)	392,000
	Restricted Stock Awards(1)	—	1,320	—		1,320
	Excise Tax Gross-Up	n/a	n/a	n/a		n/a
	Total	$—	$148,320	$392,000		$393,320

(1)	Amounts include the value of unvested awards at December 31, 2011 that would vest based on the termination event. The fair market value of a share of stock on December 31, 2011 was $2.75 per share on a post-reverse stock split basis.

(2)	Messrs. Bettis and Mourglia are only entitled to a severance payment upon termination without cause absent a change in control.

COMPENSATION OF DIRECTORS

2011 Director Compensation

During 2011, non-employee members of the Board of Directors were entitled to an annual retainer in the amount of $30,000, which was paid quarterly. Each Director was also entitled to a fee in the amount of $1,000 per Board meeting attended. The Chairmen of the Audit, Compensation, and Nominations and Corporate Governance Committees received additional annual retainers of $10,000, $4,000, and $3,333 respectively, each paid quarterly. The Committee members were paid a fee of $750 per meeting attended. Directors and Committee members received meeting fees only for meetings they attended.

For 2011, Directors could elect to receive Board fees in cash or in shares of Company stock. If an election to receive Company stock was made, such Director was entitled to the number of shares equal to 125% of the Board fees earned divided by the fair market value of the stock on the last day of the respective fiscal quarter. However, none of the Directors made such elections during 2011.

During 2011, Messrs. Watt and Alan Gaines served as Directors, but neither was entitled to any additional compensation for such service. Therefore, Messrs. Watt and Gaines are not included in the Director Compensation Table below.

Effective April 15, 2011, Mr. Gaines resigned from the Board of Directors, and Mr. Bell was appointed to serve as the Chairman of the Board of Directors for the remainder of 2011. Mr. Bell was paid an additional retainer of $14,231 for his service as the Chairman of the Board after Mr. Gaines’ resignation.

The Director Compensation Table below displays the total compensation awarded to, earned by or paid to Directors for the fiscal year ending December 31, 2011. None of the Directors received stock-based compensation during 2011. All amounts shown below are in dollars.

Name (a)	Fees Earned or Paid in Cash (b)	Stock Awards (c)	Option Awards (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total (h)
Steven Barrenchea	$39,000	—	—	—	—	—	$39,000
Alan D. Bell	70,981	—	—	—	—	—	70,981
Richard M. Cohen	42,500	—	—	—	—	—	42,500
William E. Greenwood	41,500	—	—	—	—	—	41,500
Steven M. Sisselman	45,583	—	—	—	—	—	45,583

The table below summarizes the outstanding restricted stock (on a post-split basis) held by each of the director as of December 31, 2011.

Name	Grant Date	Shares of Outstanding Restricted Stock(1)	Vesting Schedule
Steven Barrenchea	12/31/2009	24	12/31/2012
	11/18/2010	60	Ratably on November 18, 2012 and 2013
Alan D. Bell	12/31/2009	24	12/31/2012
	11/18/2010	60	Ratably on November 18, 2012 and 2013
Richard M. Cohen	12/31/2009	24	12/31/2012
	11/18/2010	60	Ratably on November 18, 2012 and 2013
William E. Greenwood	12/31/2009	24	12/31/2012
	11/18/2010	60	Ratably on November 18, 2012 and 2013
Steven M. Sisselman	12/31/2009	24	12/31/2012
	11/18/2010	60	Ratably on November 18, 2012 and 2013

(1)	As of December 31, 2011, each Director held 84 shares of restricted stock.

Following the resignation of the Directors in early 2012, which is discussed below, the restricted shares shown in the table above will continue to vest according to the original vesting schedule.

2012 Director Compensation

Effective January 17, 2012, Steven Barrenchea, Richard Cohen, William Greenwood, Alan Bell and Steven Sisselman resigned from the Company’s Board of Directors. Effective the following day, Michael Keener, Steven Kovacs, Dr. Alexander Kulpecz, Jr., Emanuel Pearlman, Robert Schmitz, and Eric Stearns were appointed to serve as Directors of the Company.

The new Directors were appointed in connection with the Company’s restructuring, which was consummated on December 22, 2011. The Company’s Board of Directors now consists of seven members, which include the six newly appointed Directors previously mentioned and Mr. Watt. Consistent with historical practice, Mr. Watt is not entitled to any additional compensation for serving as a Director.

Pursuant to the Committee’s recommendation for director cash compensation, the Board approved the following director cash compensation structure effective January 1, 2012. Directors may receive such compensation in the form of the Company’s common stock.

•	Annual retainer of $50,000, payable in quarterly installments;

•	$50,000 for the Chairman of the Board, payable in quarterly installments;

•	$25,000 for the Chairman of the Audit Committee, payable in quarterly installments;

•

$15,000 for each of the Chairmen of the Nominations and Corporate Governance Committee, the Health, Safety & Environmental Committee and the Compensation Committee, each payable in quarterly installments;

•	$7,500 for each member of the Audit Committee, payable in quarterly installments;

•

$5,000 for each member of each of the Nominations and Corporate Governance Committee, the Health, Safety & Environmental Committee and the Compensation Committee, each payable in quarterly installments; and

•	$2,000 fee for each meeting of the Board attended by the director, payable at the end of each quarter.

The director compensation guidelines for 2012 do not provide for committee meeting fees.

As previously discussed, on March 5, 2012, the Board unanimously authorized the adoption of the 2012 Stock Incentive Plan to become effective immediately. In conjunction with the adoption of the 2012 Plan, the Board approved the following grants to nonemployee directors of nonqualified stock options to purchase an aggregate of 600,000 shares of common stock at $3.41(exercise price) per share, as previously recommended by the Committee. The Committee chose to introduce stock options into the Director compensation program for 2012 to align the Directors with the Company’s stockholders and reward them for future stock price growth.

The table below shows the number of stock options granted to each Director and the associated vesting schedule.

Name	Initial Grant (# options)	# Options Vesting Upon Grant	# Options Vesting on March 5, 2013	# Options Vesting on March 5, 2014
Michael R. Keener	100,000	33,333	33,333	33,334
Stephen P. Kovacs	100,000	33,333	33,333	33,334
Alexander A. Kulpecz, Jr.	100,000	33,333	33,333	33,334
Emanuel R. Pearlman	100,000	33,333	33,333	33,334
Robert A. Schmitz	100,000	33,333	33,333	33,334
Eric R. Stearns	100,000	33,333	33,333	33,334

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 18, 2012 by (i) each of our current executive officers (the “Named Executive Officers”) and directors, (ii) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common stock; and (iii) all of our current directors and the Named Executive Officers as a group:

Name of Beneficial Owner(1)	Amount(2)		Percent of Class
James A. Watt (President, Chief Executive Officer and Director)	144,011	(3)	*
Frank T. Smith, Jr. (Senior Vice President, Chief Financial Officer and Secretary)	70,494	(4)	*
Hal L. Bettis (Senior Vice President and Chief Operating Officer)	68,473	(5)	*
Richard H. Mourglia (General Counsel and Senior Vice President–Land)	59,924	(6)	*
Michael R. Keener (Director)	33,333	(7)	*
Stephen P. Kovacs Director)	33,333	(7)	*
Dr. Alexander A. Kulpecz, Jr. (Director)	33,333	(7)	*
Emanuel R. Pearlman (Director)	33,333	(7)	*
Robert A. Schmitz (Director and Chairman of the Board)	33,333	(7)	*
Eric R. Stearns (Director)	33,333	(7)	*
Bank of America Corporation(8)	2,980,150	(8)	7.6%
BlueMountain Capital Management, LLC(9)	8,192,638	(9)	20.8%
Highbridge International LLC(10)	2,058,351	(10)	5.2%
Strategic Value Partners, LLC(11)	9,749,232	(11)	24.7%
TPG Funds(12)	5,303,846	(12)	13.5%
West Face Capital Inc.(13)	5,929,241	(13)	15.0%
Zell Credit Opportunities Master Fund(14)	2,523,527	(14)	6.4%
All Officers & Directors as a Group (10 persons)	542,900	(3)–(7)	1.4%

*	Indicates ownership of less than 1%.

(1)	Unless otherwise indicated, the address of the beneficial holder is c/o Dune Energy, Inc., Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. The number of shares and any exercise prices with respect to awards and equity issuances made prior to December 1, 2009 have been adjusted to give effect to the 1-for-5 reverse stock split effective December 1, 2009 and the 1-for-100 reverse stock split effective December 22, 2011.

(2)	Under Rule 13d-3 promulgated by the SEC, a person is deemed to be the beneficial owner of securities if one has the power to vote or direct the voting of such securities or has the power to dispose or direct the disposition of such securities. A person is also deemed to be the beneficial owner of securities that can be acquired by such person within 60 days. For purposes hereof, each beneficial owner’s percentage ownership is determined by assuming that options that are held by such person (but not held by any other person), and which are exercisable within 60 days from the Record Date, have been exercised. As of April 18, 2012, an aggregate of 39,410,844 shares of common stock were outstanding.

(3)

Includes voting power with respect to 1,384 unvested shares of common stock awarded under pursuant to certain employment and restricted stock agreements with Mr. Watt dated October 1, 2009, of which 559 shares vest on September 30, 2012 and 825 shares vest in accordance with certain performance-based criteria set forth in the aforementioned agreements. Includes voting power with respect to 133,200 unvested shares of common stock awarded pursuant to the 2012 Plan all of which are subject to vesting in accordance with certain performance-based criteria set forth in the grant agreement with respect to the grant.

(4)	Includes voting power with respect to 1,107 unvested shares of common stock awarded under pursuant to certain employment and restricted stock agreements with Mr. Smith dated October 1, 2009, of which 447 shares vest on September 30, 2012 and 660 shares vest in accordance with certain performance-based criteria set forth in the aforementioned agreements. Includes voting power with respect to 33,800 unvested shares of common stock awarded pursuant to the 2012 Plan all of which are subject to vesting in accordance with certain performance-based criteria set forth in the grant agreement with respect to the grant.

(5)	Includes voting power with respect to 33,800 unvested shares of common stock awarded pursuant to the 2012 Plan all of which are subject to vesting in accordance with certain performance-based criteria set forth in the grant agreement with respect to the grant.

(6)	Includes voting power with respect to 29,650 unvested shares of common stock awarded pursuant to the 2012 Plan all of which are subject to vesting in accordance with certain performance-based criteria set forth in the grant agreement with respect to the grant.

(7)	In connection with the adoption of the 2012 Plan, on March 5, 2012, each independent director was granted 100,000 options, 33,333 of which immediately became exercisable.

(8)	Beneficial Owner’s address is 100 North Tryon street, Floor 25, Bank of America Corporate Center, Charlotte, NC, 25255. Information based solely upon the Schedule 13G filed with the SEC by Bank of America Corporation on February 14, 2012.

(9)	Beneficial Owner’s address is 280 Park Avenue, 5th Floor East, New York, New York 10017. Information based solely upon the Schedule 13D jointly filed with the SEC by BlueMountain Capital Management, LLC, BlueMountain GP Holdings, LLC, Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain CA Master Fund, GP, Ltd., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Long/Short Credit GP, LLC, BlueMountain Distressed Master Fund L.P., BlueMountain Distressed GP, LLC, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Strategic Credit GP, LLC and BlueMountain Timberline Ltd. on January 9, 2012.

(10)	Beneficial Owner’s address is 40 West 57th Street, 33rd Floor, New York, New York 10019. Information based solely upon the Schedule 13G jointly filed with the SEC by Highbridge Capital Management, LLC and Glenn Dubin on January 9, 2012.

(11)	Beneficial Owner’s address is 100 West Putnam Avenue, Greenwich, CT 06830. Information based solely upon the Schedule 13D jointly filed with the SEC by Strategic Value Partners, SVP Special Situations LLC and Victor Khosla on December 3, 2012.

(12)	Includes (i) 3,712,692 shares of common stock (the “Opportunity I Shares”) held by TPG Opportunity Fund I, L.P., a Delaware limited partnership (“Opportunity I”), whose general partner is TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”), and (ii) 1,591,154 shares of common stock (the “Opportunity III Shares” and, together with the Opportunity I Shares, the “TPG Shares”) held by TPG Opportunity Fund III, L.P., a Delaware limited partnership (“Opportunity III” and, together with Opportunity I, the “TPG Funds”), whose general partner is Opportunities Advisors. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of Opportunities Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Information based solely information provided by representatives of the beneficial owners on February 23, 2012.

(13)	Beneficial Owner’s address is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8. Information based solely upon the Schedule 13G jointly filed with the SEC by West Face Capital Inc. and Gregory A. Boland on January 10, 2012 in respect of shares held by Global Master Fund. The general partner of Global Master Fun has delegated voting and investment power over the shares held by Global Master Fund to West Face Capital, pursuant to an advisory agreement.

(14)	Beneficial Owner’s address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Information based solely upon the Schedule 13D jointly filed with the SEC by Zell Credit Opportunities Master Fund, L.P., Zell Credit Opportunities (GenPar), L.L.C., EGI Investment Manager, L.L.C., SZ Investments, L.L.C. and Chai Trust Company, LLC on January 3, 2012.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus have been passed upon by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Dune at December 31, 2011 and 2010 and accompanying footnotes appearing in this prospectus and registration statement have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

Certain estimates of net total oil and natural gas reserves and the PV-10 value of such reserves as of December 31, 2011 included in this prospectus are based in part on a reserve report prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm.

Dune Energy, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Dune Energy, Inc.

Houston, Texas

We have audited the accompanying consolidated balance sheets of Dune Energy, Inc. (a Delaware Corporation) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dune Energy, Inc. as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

March 23, 2012

Dune Energy, Inc.

Consolidated Balance Sheets

	Successor Company	Predecessor Company
	December 31,
	2011	2010
ASSETS
Current assets:
Cash	$20,393,672	$23,670,192
Restricted cash	17,184	15,753,441
Accounts receivable	8,107,009	9,862,849
Prepayments and other current assets	2,556,373	2,542,624

Total current assets	31,074,238	51,829,106

Oil and gas properties, using successful efforts accounting—proved	210,199,348	526,760,643
Less accumulated depreciation, depletion, amortization and impairment	—	(294,566,739)

Net oil and gas properties	210,199,348	232,193,904

Property and equipment, net of accumulated depreciation of $- and $2,817,158	230,074	527,357
Deferred financing costs, net of accumulated amortization of $- and $1,456,592	2,915,229	786,087
Other assets	3,006,564	12,049,829

	6,151,867	13,363,273

TOTAL ASSETS	$247,425,453	$297,386,283

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,759,073	$6,953,863
Accrued liabilities	10,042,683	13,367,402
Current maturities of long-term debt (see note 3)	4,557,857	1,395,237
Preferred stock dividend payable	—	2,206,000

Total current liabilities	21,359,613	23,922,502
Long-term debt, net of discount of $- and $4,781,310 (see note 3)	88,503,991	335,218,690
Other long-term liabilities	12,630,676	12,548,062

Total liabilities	122,494,280	371,689,254

Commitments and contingencies	—	—
Redeemable convertible preferred stock, net of discount of $- and $4,964,014, liquidation preference of $1,000 per share, 750,000 shares designated, 0 and 207,912 shares issued and outstanding	—	202,947,986
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $.001 par value, 1,000,000 shares authorized, 250,000 shares undesignated, no shares issued and outstanding	—	—
Common stock, $.001 par value, 4,200,000,000 shares authorized, 38,579,630 and 419,127 shares issued	38,580	419
Treasury stock, at cost (235 and 1,284 shares)	(552)	(62,920)
Additional paid-in capital	124,893,145	81,082,184
Accumulated deficit	—	(358,270,640)

Total stockholders’ equity (deficit)	124,931,173	(277,250,957)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$247,425,453	$297,386,283

See summary of significant accounting policies and notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Operations

	Predecessor Company
	For the Year Ended December 31,
	2011	2010
Revenues	$62,891,627	$64,188,647

Operating expenses:
Lease operating expense and production taxes	26,084,239	25,612,598
Accretion of asset retirement obligation	1,317,516	1,822,959
Depletion, depreciation and amortization	22,076,347	27,054,118
General and administrative expense	9,602,222	11,156,379
Impairment of oil and gas properties	18,087,128	34,562,104
Exploration expense	6,119,943	—
Loss on settlement of asset retirement obligation liability	497,647	—

Total operating expense	83,785,042	100,208,158

Operating loss	(20,893,415)	(36,019,511)

Other income (expense):
Interest income	45,156	4,067
Interest expense	(39,566,366)	(37,424,038)
Gain on derivative liabilities	—	1,382,938

Total other income (expense)	(39,521,210)	(36,037,033)

Loss on continuing operations	(60,414,625)	(72,056,544)
Loss on discontinued operations	—	(3,473,657)

Net loss	(60,414,625)	(75,530,201)
Preferred stock dividend	(20,212,916)	(26,418,537)

Net loss available to common shareholders	$(80,627,541)	$(101,948,738)

Net loss per share:
Basic and diluted from continuing operations	$(166.79)	$(243.40)
Basic and diluted from discontinued operations	—	(8.59)

Total basic and diluted	$(166.79)	$(251.99)

Weighted average shares outstanding:
Basic and diluted	483,413	404,573

See summary of significant accounting policies and notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Cash Flows

	Predecessor Company
	For the Year Ended December 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(60,414,625)	$(75,530,201)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from discontinued operations	—	3,473,657
Depletion, depreciation and amortization	22,076,347	27,054,118
Amortization of deferred financing costs and debt discount	3,833,870	5,060,064
Stock-based compensation	506,210	1,766,880
Impairment of oil and gas properties	18,087,128	34,562,104
Accretion of asset retirement obligation	1,317,516	1,822,959
Loss on settlement of asset retirement obligation liability	497,647	—
Gain on derivative liabilities	—	(1,596,545)
Changes in:
Accounts receivable	1,743,725	5,906,957
Prepayments and other assets	(13,425)	182,042
Payments made to settle asset retirement obligations	(743,611)	(1,617,300)
Accounts payable and accrued liabilities	14,412,362	(13,302,050)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	1,303,144	(12,217,315)
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	—	2,857,240

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,303,144	(9,360,075)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in proved and unproved properties	(18,302,410)	(1,950,956)
Decrease (increase) in restricted cash	15,736,258	(23,753,441)
Purchase (disposal) of furniture and fixtures	(85,004)	2,651
Decrease in other assets	705,682	377,997

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES—CONTINUING OPERATIONS	(1,945,474)	(25,323,749)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES—DISCONTINUED OPERATIONS	—	29,347,980

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,945,474)	4,024,231

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	40,000,000
Proceeds from short-term debt	2,018,387	15,594,556
Payments on long-term debt issuance costs	(3,098,232)	(1,863,464)
Payments on short-term debt	(1,869,448)	(39,778,627)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,949,293)	13,952,465

NET CHANGE IN CASH BALANCE	(3,591,623)	8,616,621
Cash balance at beginning of period	23,670,192	15,053,571

Cash balance at end of period	$20,078,569	$23,670,192

SUPPLEMENTAL DISCLOSURES
Interest paid	$20,734,335	$32,093,632
Income taxes paid	—	—
NON-CASH INVESTING AND FINANCIAL DISCLOSURES
Redeemable convertible preferred stock dividends	$17,852,000	$24,176,739
Asset retirement obligation revision	—	(5,010,246)
Accretion of discount on preferred stock	2,360,916	2,241,800
Common stock issued for conversion of preferred stock	62,288,000	8,016,000

See summary of significant accounting policies and notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Years ended December 31, 2011 and 2010

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	398,018	$398	(681)	$(48,642)	97,640,125	$(282,740,439)	$(185,148,558)
Conversion of preferred stock	13,413	14			8,015,986		8,016,000
Purchase of treasury stock			(603)	(14,278)			(14,278)
Restricted stock issued	9,433	9			(9)		—
Restricted stock cancelled	(1,737)	(2)			2		—
Stock-based compensation					1,766,880		1,766,880
Preferred stock dividends					(24,099,000)		(24,099,000)
Accretion of discount on preferred stock					(2,241,800)		(2,241,800)
Net loss						(75,530,201)	(75,530,201)

Balance at December 31, 2010	419,127	$419	(1,284)	$(62,920)	$81,082,184	$(358,270,640)	$(277,250,957)
Conversion of preferred stock	71,186	71			62,287,929		62,288,000
Purchase of treasury stock			(1,146)	(12,115)			(12,115)
Restricted stock issued							—
Restricted stock cancelled	(1,124)	(1)			1		—
Stock-based compensation					506,210		506,210
Preferred stock dividends					(17,852,000)		(17,852,000)
Accretion of discount on preferred stock					(2,360,916)		(2,360,916)
Net loss						(60,414,625)	(60,414,625)
Equity adjustment due to debt restructure	(489,189)	(489)	2,430	75,035	(123,663,408)	418,685,265	295,096,403

Balance at December 31, 2011	—	$—	—	$—	$—	$—	$—

Successor Company:
Purchase of treasury stock			(235)	(552)			(552)
Equity adjustment due to debt restructure	38,579,630	38,580			124,893,145		124,931,725

	38,579,630	$38,580	(235)	$(552)	$124,893,145	$—	$124,931,173

See summary of significant accounting policies and notes to consolidated financial statements.

DUNE ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—FINANCIAL RESTRUCTURING

On December 22, 2011, Dune Energy, Inc., a Delware corporation (“Dune” or the “Company”), completed its financial restructuring (the “Restructuring”), including the consummation of the exchange of $297,012,000 in aggregate principal amount of its 10.5% Senior Secured Notes due 2012 for:

•

an aggregate 2,485,516 shares of its newly issued common stock and 247,506 shares of a new series of preferred stock that have been converted into 35,021,098 shares of its newly issued common stock, which in the aggregate constitute approximately 97.2% of Dune’s common stock on a post-restructuring basis; and

•	approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016.

The notes exchanged in the exchange offer constituted 99% of Dune’s senior notes outstanding prior to closing of the Restructuring.

As a component of the Restructuring, and with the requisite consent of such preferred stockholders, all of Dune’s 10% Senior Redeemable Convertible Preferred Stock was converted into an aggregate of $4 million in cash and approximately 584,338 shares of common stock constituting approximately 1.5% of Dune’s common stock on a post-restructuring basis.

Completion of the Restructuring resulted in Dune’s pre-restructuring common stockholders holding approximately 487,678 shares, or approximately 1.3%, of Dune’s common stock on a post-restructuring basis.

After the Restructuring, percentage ownership of Dune’s common stock continues to be subject to dilution through issuance of equity compensation pursuant to Dune’s equity compensation plan.

As part of the Restructuring, Dune entered into a new $200.0 million senior secured revolving credit facility (the “New Credit Facility”) with an initial borrowing base limit of up to $63.0 million, with BMO Capital Markets Corp. as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal as Administrative Agent and CIT Capital Securities LLC as Syndication Agent.

In addition, as part of its Restructuring, Dune implemented a 1-for-100 reverse stock split, which was effective on December 22, 2011. After the restructuring and the reverse stock split, there are approximately 38.6 million shares of Dune’s common stock outstanding.

The Restructuring was accounted for as a purchase and was effective December 22, 2011. However, due to the immateriality of the nine day activity period from December 23, 2011 through December 31, 2011, the Restructuring will be treated for accounting purposes as effective December 31, 2011. The Restructuring resulted in a new basis of accounting reflecting estimated fair values for assets and liabilities at December 22, 2011. Accordingly, the financial statements for the periods subsequent to December 31, 2011 are expected to be presented on the Company’s new basis of accounting, while the results of operations for prior periods reflect the historical results of the predecessor company. Vertical lines are presented to separate the financial statements of the predecessor company and the successor company. The “Successor Company” refers to the period from December 31, 2011 and forward. The “Predecessor Company” refers to the period prior to December 31, 2011.

The aggregate value of the total equity consideration for the Restructuring was approximately $127 million. The table below summarizes the allocation of the Restructuring’s purchase price based on the acquisition date fair values of the assets acquired and the liabilities assumed.

(In thousands)
Current assets, including cash of $20,394	$31,074
Oil and gas properties	210,199
Other assets	6,152
Current liabilities	(21,359)
Other long-term liabilities	(12,630)
Long-term debt	(88,504)
Equity restructuring costs	2,382

$127,314

Additionally, there were four transactions that occurred between December 22, 2011 and December 31, 2011 that had a material impact on the Successor Company’s financial statements. These transactions included the payment on long-term debt of $7,700,000, the receipt of escrowed balances of $8,000,000, the receipt of net cash proceeds from borrowings of $69,152 and the payment of interest on long-term debt of $54,049.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and organization

The Company is an independent energy company that was formed in 1998. Since May 2004, Dune has been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties. Dune sells its oil and gas products primarily to domestic pipelines and refineries. Its operations are presently focused in the states of Texas and Louisiana.

Consolidation

The accompanying consolidated financial statements include all accounts of Dune and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassifications and adjustments

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the fiscal 2011 presentation. All historical share and per share data in the consolidated financial statements and notes thereto have been restated to give retroactive recognition of the 1-for-100 reverse stock split. See Note 5 for additional information regarding the reverse stock split.

Oil and gas properties

Dune follows the successful efforts method of accounting for its investment in oil and gas properties. The unit-of-production method of depreciation, depletion and amortization of oil and gas properties under the successful efforts method of accounting is applied pursuant to the simple multiplication of units produced by the costs per unit on a field by field basis. Leasehold cost per unit is calculated by dividing the total cost by the estimated total proved oil and gas reserves associated with that field. Well cost per unit is calculated by dividing the total cost by the estimated total proved developed oil and gas reserves associated with that field. The volumes or units produced and asset costs are known and while the proved reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. Amortization expense amounted to $21,694,060, and $26,369,002 for the years ended December 31, 2011 and 2010, respectively.

We test for impairment of our properties based on estimates of proved reserves. Proved oil and gas properties are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. We estimate the future undiscounted cash flows of the affected properties to judge the recoverability of the carrying amounts. Initially this analysis is based on proved reserves. However, when we believe that a property contains oil and gas reserves that do not meet the defined parameters of proved reserves, an appropriately risk adjusted amount of these reserves may be included in the impairment evaluation. These reserves are subject to much greater risk of ultimate recovery. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

Impairment analysis is performed on an ongoing basis. In addition to using estimates of oil and gas reserve volumes in conducting impairment analysis, it is also necessary to estimate future oil and gas prices and costs, considering all available evidence at the date of review. The impairment evaluation triggers include a significant long-term decrease in current and projected prices or reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected and historical and current operating losses. Although we evaluate future oil and gas prices as part of the impairment analysis, we do not view short-term decreases in prices, even if significant, as impairment triggering events.

During the years ended December 31, 2011 and 2010, the Company impaired its oil and gas properties by $18,087,128 and $34,562,104, respectively, which are reflected in the accompanying consolidated statements of operations. The 2010 impairment consists primarily of expired drilling and leasehold costs on two fields and poor performance on four other fields. The 2011 impairment consists primarily of the Company’s decision not to pursue two proved undeveloped locations on the Toro Grande field.

Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. There were no material costs not subject to amortization as of December 31, 2011 and 2010.

Asset retirement obligation

The Company follows FASB ASC 410 – Asset Retirement and Environmental Obligations, which requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs excluding salvage values. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Concentrations of credit risk and allowance

Substantially all of the Company’s receivables are due from oil and natural gas purchasers. The Company sold 86% of its oil and natural gas production to three customers in 2011 and 82% of its oil and natural gas production to two customers in 2010. Historically, credit losses incurred on receivables of the Company have not been significant.

The Company maintains an allowance for doubtful accounts on trade receivables equal to amounts estimated to be uncollectible. This estimate is based upon historical collection experience combined with a specific review of each customer’s outstanding trade receivable balance. Management believes that there are no trade receivables that require an allowance for doubtful accounts.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 in 2011 and 2010. At December 31, 2011 and December 31, 2010, the Company had bank deposit accounts with approximately $21,694,737 and $47,671,278, respectively, in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

Dune records oil and gas revenues following the entitlement method of accounting for production in which any excess amount received above Dune’s share is treated as a liability. If less than Dune’s share is received, the underproduction is recorded as an asset. Dune did not have an imbalance position in terms of volumes or values at December 31, 2011 or 2010.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and highly liquid investments that mature within three months of the date of purchase.

Restricted cash

Restricted cash balances include money held in escrow and originated on December 7, 2010 in association with the Credit Agreement (as defined in Note 3). It includes $8 million to cash collateralize P&A bonds through a bonding agent, which were classified as other assets in the consolidated financial statements at December 31, 2010. This amount was received in December 2011, leaving a balance of $17,184, classified as a current asset, which represents accrued interest received in January 2012. There was also $15.75 million held in escrow at December 31, 2010 to cover the June 2011 interest payment on the senior secured notes, which was recorded as a current asset in the consolidated financial statements at December 31, 2010. This amount was paid out and the account was closed in June 2011.

Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most critical estimate Dune makes is the engineering estimate of proved oil and gas reserves. This estimate affects the application of the successful efforts method of accounting, the calculation of depreciation, depletion and amortization of oil and gas properties and the estimate of the impairment of Dune’s oil and gas properties. It also affects the estimated lives used to determine asset retirement obligations. In addition, the estimates of proved oil and gas reserves are the basis for the related standardized measure of discounted future net cash flows.

Property and equipment

Property and equipment is valued at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in other income.

Deferred financing costs

In connection with debt financing, Dune incurs fees recorded as deferred financing costs. These costs are amortized over the life of the loans using the straight-line method, which approximates the effective interest method as the principal amounts on the debt financings are due at maturity.

During 2010, the Company incurred fees associated with the WF Agreement (as defined in Note 3) of $1.6 million. These fees along with unamortized deferred financing costs related to the WF Agreement were expensed as a result of the December 7, 2010 Amended and Restated Credit Agreement with Wayzata. Additionally, financing costs of $229,803 were incurred in 2010 in conjunction with the new agreement and were being amortized over the life of the loan.

In 2011, associated with the Restructuring, the Company incurred debt issuance costs of $3,098,232. Of this amount, $717,178 was deferred and is being amortized over the life of the applicable debt. The remaining $2,381,054 was offset against additional paid-in capital in the Successor Company. Additional financing costs of $2,217,500 were incurred by the Successor Company and these amounts will be amortized over the life of the applicable debt. Finally, unamortized deferred loan costs of $215,447 attributable to the Credit Agreement and Senior Secured Notes were written-off as part of the Restructuring.

Amortization expense of deferred financing costs and debt discount for the year ended December 31, 2011 and 2010 amounted to $3,833,870 and $5,060,064, respectively.

Long-lived assets

Long-lived assets, including investments to be held and used or disposed of other than by sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of the asset’s carrying amount or fair value less cost to sell.

Derivatives

The Company follows the provisions of FASB ASC 815—Derivatives and Hedging, which requires the accounting recognition of all derivative instruments as either assets or liabilities at fair value. Under the provisions of the statement, the Company may elect to designate a derivative instrument as a hedge against changes in the fair value of an asset or a liability or against exposure to variability in expected future cash flows.

Associated with the Credit Agreement dated December 7, 2010, the Company was no longer required to hedge and all hedge balances were settled. However, in accordance with the requirements of the New Credit Agreement (as defined in Note 3) entered into in connection with the Restructuring, the Company entered into hedge agreements in January 2012.

Stock-based compensation

The Company follows the provisions of FASB ASC 718 – Stock Compensation, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values on the date of grant.

Income taxes

The Company accounts for income taxes pursuant to FASB ASC 740 – Income Taxes, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. The Company provides for deferred taxes on temporary differences between the financial statements and tax basis of assets using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

FASB ASC 740 establishes a more-likely-than-not threshold for recognizing the benefits of tax return positions in the financial statements. Also, the statement implements a process for measuring those tax positions that meet the recognition threshold of being ultimately sustained upon examination by the taxing authorities. There are no uncertain tax positions taken by the Company on its tax returns. The Company files tax returns in the U.S. and states in which it has operations and is subject to taxation. Tax years subsequent to 2007 remain open to examination by U.S. federal and state tax jurisdictions.

Loss per share

Basic earnings per share amounts are calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the weighted average numbers of shares of common stock outstanding for the periods, including dilutive effects of stock options, warrants granted and convertible preferred stock. Dilutive options and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Since Dune has incurred losses for all periods, the impact of the common stock equivalents would be antidilutive and therefore are not included in the calculation.

NOTE 3—DEBT FINANCING

Long-term debt consists of:

	Successor Company	Predecessor Company
	December 31, 2011	December 31, 2010
Term loan	$—	$40,000,000
Revolving credit loan	39,000,000	—
Insurance Note Payable	1,569,857	1,395,237
Floating Rate Senior Secured Notes due 2016	49,503,991	—
Senior Secured Notes, net of discount of $- and $4,781,310	—	295,218,690
Senior Notes	2,988,000	—

Total long-term debt	93,061,848	336,613,927
Less: current maturities	(4,557,857)	(1,395,237)

Long-term debt, net of current maturities	$88,503,991	$335,218,690

Wells Fargo Foothill Credit Agreement

On May 15, 2007, Dune entered into a credit agreement among it, each of Dune’s subsidiaries named therein as borrowers, each of Dune’s subsidiaries named therein as guarantors, certain lenders and Wells Fargo Capital Finance, Inc., formerly Wells Fargo Foothill (“Wells Fargo”), as arranger and administrative agent (the “WF Agreement”). On December 7, 2010, Wells Fargo assigned to Wayzata Opportunities Fund II, L.P. (“Wayzata”) its rights, obligations and commitment under the WF Agreement. In connection with this assignment, Dune, as a borrower, entered into the Amended and Restated Credit Agreement (the “Credit Agreement”) with Wayzata as the sole lender and Wells Fargo as the administrative agent. The Credit Agreement was a $40 million term loan facility that would have matured on March 15, 2012. Pursuant to the Credit Agreement, (i) interest was 15% per annum, which was due and payable, in arrears, on the first day of each month at any time that obligations were outstanding and (ii) if any or all of the $40 million term loan was prepaid (whether mandatory or voluntary prepayment) on or prior to November 15, 2011, Dune would owe a prepayment premium equal to 10% of the principal amount prepaid.

As security for its obligations under the Credit Agreement, Dune and certain of its operating subsidiaries continued to grant Wayzata a security interest in and a first priority lien on all of their oil and gas properties and deposit accounts. In addition, Dune’s subsidiary, Dune Operating Company, guaranteed the obligations under the Credit Agreement.

The Credit Agreement also contained various covenants that limit Dune’s ability to: incur indebtedness; dispose of assets; grant certain liens; enter into certain swaps; make certain investments; prepay any subordinated debt; merge, consolidate, recapitalize, consolidate or allow any material change in the character of its business; enter into farm-out agreements; enter into forward sales; enter into agreements which (i) warrant production of hydrocarbons (other than permitted hedges) and (ii) would not allow gas imbalances, take-or-pay or other prepayment with respect to its oil and gas properties; and enter into certain marketing activities. Additionally, the Credit Agreement modified the definition of “Change of Control”.

The amended Credit Agreement had a new financial covenant requiring that the total present value of future net revenues discounted at 10% of Dune’s proved developed reserves must be greater than two times the value of the face amount of the term loan.

If an event of default existed under the Credit Agreement, the lenders under the Credit Agreement were able to accelerate the maturity of the Credit Agreement and exercise other rights and remedies. Each of the following continued to be an event of default: failure to pay any principal when due or any reimbursement amount, interest, fees or other amount within certain grace periods; a representation or warranty is proven to be incorrect when made; failure to perform or otherwise comply with the covenants contained in the Credit Agreement, including, but not limited to, maintenance of (i) required cash management activities and (ii) the interest reserve account, or conditions contained in the Credit Agreement or other loan documents, subject, in certain instances, to certain grace periods; default by the Company on the payment of any other indebtedness in the third party’s right to accelerate the maturity of such indebtedness; bankruptcy or insolvency events involving the Company or any of its subsidiaries; the loan documents cease to be in full force and effect; the Company’s failing to create a valid lien, except in limited circumstances; the occurrence of a Change in Control; the entry of, and failure to pay or have stayed pending appeal, one or more adverse judgments in excess of an aggregate amount of $5.0 million or more.

In connection with entering into the Credit Agreement on December 7, 2010, standby letters of credit equal to $8.5 million were taken down as the Company cash collateralized these obligations through a bonding agent and reduced the obligation to $8 million in 2011. This obligation was $- at December 31, 2011.

On March 1, 2011, the Credit Agreement was amended, effective as of December 7, 2010, to permit “the repurchase or other acquisition by Parent of shares of common stock of Parent from employees, former employees, directors or former directors of Parent or its Subsidiaries or permitted transferees of such employees, former employees, directors or former directors, in each case pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) or other arrangements approved by the Board of Directors of the Parent under which such shares were granted, issued or sold; provided, that (A) no Default or Event of Default has occurred and is continuing or would exist after giving effect to such repurchase or other acquisition, and (B) the aggregate amount of all such repurchases and other acquisitions following the Restatement Date shall not exceed $500,000.” This amendment also waived any misrepresentation that may have inadvertently arisen as a result of any such repurchase prior to the date of the amendment. This amount was paid in full as a result of the Restructuring.

On June 1, 2011, in connection with the liquidation of the escrow balance of $15.7 million established for the June 2011 interest payment on the Senior Secured Notes (as defined below), the Company applied the remaining escrow balance of $25,680 to the term loan facility, reducing the balance to $39,974,320. Additionally, a 10% prepayment premium of $2,568 was made in accordance with the terms of the Credit Agreement, as amended. This amount was paid in full as a result of the Restructuring.

Amended and Restated Credit Agreement

On December 22, 2011, Wayzata assigned to Bank of Montreal its rights and obligations under the Credit Agreement pursuant to an agreement, by and among the Company and Dune Properties, Inc., as borrowers, Dune Operating Company, as guarantor, and Wells Fargo and Wayzata, as agents and lenders. In connection with such assignment, on December 22, 2011, the Company entered into the Amended and Restated Credit Agreement, dated as of December 22, 2011 (the “New Credit Agreement”), among the Company, as borrower, Bank of Montreal, as administrative agent, CIT Capital Securities LLC, as syndication agent, and the lenders party thereto (the “Lenders”).

The New Credit Agreement will mature on December 22, 2015. The Lenders have committed to provide up to $200 million of loans and up to $10 million of letters of credit, provided that the sum of the outstanding loans and the face amount of the outstanding letters of credit cannot exceed $200 million at any time and further provided that the availability of loans under the New Credit Agreement will be limited by a borrowing base

(initially set at $63 million) as in effect from time to time, which is determined by the Lenders in their discretion based upon their evaluation of the Company’s oil and gas properties. The principal balance of the loans may be prepaid at any time, in whole or in part, without premium or penalty, except for losses incurred by the Lenders as a consequence of such prepayment. Amounts repaid under the New Credit Agreement may be reborrowed.

The Company must use the letters of credit and the proceeds of the loans only for funding the cash portion of the Restructuring, for the acquisition and development of oil and natural gas properties and for general corporate purposes. The Company’s obligations under the New Credit Agreement are guaranteed by its domestic subsidiaries.

As security for its obligations under the New Credit Agreement, the Company and its domestic subsidiaries have granted to the administrative agent (for the benefit of the Lenders) a first-priority lien on substantially all of their assets, including liens on not less than 85% of the total value of proved oil and gas reserves and not less than 90% of the total value of proved developed and producing reserves.

Generally, outstanding borrowings under the New Credit Agreement are priced at LIBOR plus a margin or, at the Company’s option, a domestic bank rate plus a margin. The LIBOR margin is 2.75 percent if usage is greater than 75 percent and steps down to 2.25 percent if usage is 50 percent or less and the domestic rate margin is 1.75 percent if usage is greater than 75 percent and steps down to 1.25 percent if usage is 50 percent or less. The Company is charged the above LIBOR margin plus an additional fronting fee of 0.25 percent on outstanding letters of credit, which are considered usage of the revolving credit facility, plus a nominal administrative fee. The Company is also required to pay a commitment fee equal to 0.50 percent of the average daily amount of unborrowed funds.

The New Credit Agreement contains various affirmative and negative covenants as well as other customary representations and warranties and events of default.

Borrowings under the New Credit Agreement equalled $46.7 million and $2 million of letters of credit as of December 22, 2011. Of this amount, $40.4 million was used to pay off the Credit Agreement principal and interest balance, $4 million was paid to cash settle the Senior Redeemable Convertible Preferred Stock and $2.3 million to pay loan fees. The Company repaid $7.7 million on December 30, 2011, yielding an outstanding balance of $39 million at December 31, 2011.

Senior Secured Notes

On May 15, 2007, Dune sold to Jefferies & Company, Inc. $300 million aggregate principal amount of 10 1/2% Senior Secured Notes due 2012 (“Senior Secured Notes”) at a purchase price of $285 million. The Senior Secured Notes, bearing interest at the rate of 10 1/2 % per annum, were issued under that certain indenture, dated May 15, 2007, among Dune, the guarantors named therein, and The Bank of New York Trust Company NA, as trustee (the “Indenture”). The Indenture contained typical restrictive covenants whereby Dune agreed, among other things, to limitations on restricted payments, limitations to incurrence of additional indebtedness, limitations on transactions with affiliates, issuance of capital stock of subsidiaries, limitations on sale of assets and limitations on mergers, consolidations and sales of substantially all assets.

The Senior Secured Notes are subject to redemption by Dune after June 1, 2011, at a repurchase price equal to 100% of the aggregate principal amount plus accrued and unpaid interest. Holders of the Senior Secured Notes could put such notes to the Company for repurchase, at a repurchase price of 101% of the principal amount plus accrued interest, upon a change in control as defined in the Indenture.

The Senior Secured Notes are secured by a lien on substantially all of Dune’s assets, including without limitation, those oil and gas leasehold interests located in Texas and Louisiana held by Dune’s operating subsidiaries. The Senior Secured Notes are unconditionally guaranteed on a senior secured basis by each of Dune’s domestic subsidiaries. The collateral securing the Senior Secured Notes is subject to, and made subordinate to, the lien granted to Wayzata and Bank of Montreal under the New Credit Agreement.

The debt discount was being amortized over the life of the Senior Secured Notes using the effective interest method. Amortization expense associated with the debt discount amounted to $3,243,781 and $2,956,243 for the years ended December 31, 2011 and 2010, respectively, and is included in interest expense in the consolidated statements of operations.

On December 22, 2011, the Company completed its restructuring, which included the consummation of the exchange of $297,012,000 aggregate principal amount, or approximately 99%, of the Senior Secured Notes for 2,486,516 shares of the Company’s newly issued common stock, 247,506 shares of a new series of preferred stock that mandatorily converted into 35,021,098 shares of the Company’s newly issued common stock and approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016 (the “New Notes”). In addition to completing the exchange offer for the Senior Secured Notes, the Company completed a consent solicitation of the holders of the Senior Secured Notes, in which it procured the requisite consent of the holders of approximately 99% of the aggregate principal amount of the Senior Secured Notes to eliminate all the restrictive covenants and certain events of default in the Indenture.

The New Notes were issued pursuant to an indenture, dated December 22, 2011 (the “New Notes Indenture”), by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent. The New Notes will mature on December 15, 2016. The Company did not receive any proceeds from the issuance of the New Notes.

Interest on the New Notes is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2012. Subject to applicable law, interest accrues on the New Notes at a variable rate per annum equal to 13% plus the greater of 1.5% and Three-Month LIBOR, determined as of two London banking days prior to the original issue date and reset quarterly on each interest payment date. Such interest consists of (a) a mandatory cash interest component (that shall accrue at a fixed rate of 3% per annum and be payable solely in cash) and (b) a component that shall accrue at a variable rate and be payable in either cash or by accretion of principal.

The New Notes rank (i) equal in right of payment to indebtedness under the New Credit Facility, but effectively junior to such indebtedness to the extent of the value of the collateral securing such credit facility, (ii) equal in right of payment to all of the Company’s existing and future senior unsecured indebtedness but effectively senior to such indebtedness to the extent of the value of the collateral securing the New Notes, and (iii) senior in right of payment to all of the Company’s future subordinated indebtedness, if any.

The New Notes are jointly, severally, fully and unconditionally guaranteed by each of the Company’s domestic subsidiaries. Each of the guarantees of the New Notes is a general senior obligation of each guarantor and, with respect to each guarantor, ranks (i) equal in right of payment with any existing and future senior indebtedness of such guarantor, (ii) effectively junior to obligations of such guarantor under the New Credit Facility to the extent of the value of the assets of the guarantor constituting collateral securing such credit facility, (iii) effectively senior to any existing and future unsecured indebtedness of such guarantor to the extent of the value of the assets of the guarantor constituting collateral securing the New Notes, and (iv) senior in right of payment to any existing and future subordinated indebtedness of such guarantor.

Pursuant to a Collateral Agreement, dated as of December 22, 2011, by and among the Company, the grantors named in such agreement and U.S. Bank National Association, as collateral agent, and a Second-Lien Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated as of December 22, 2011, from Dune Properties, Inc. to U.S. Bank National Association as trustee, the New Notes and the guarantees are secured by liens, subject to permitted liens, on substantially all of the Company’s assets and substantially all of the assets of the subsidiary guarantors that secure the Company’s New Credit Facility. Pursuant to an Intercreditor Agreement, dated as of December 22, 2011 (the “Intercreditor Agreement”), by and among the Company, its subsidiaries, Bank of Montreal and U.S. Bank National Association, such liens are contractually subordinated to liens securing indebtedness under the

New Credit Facility. The Intercreditor Agreement governs the rights of the Company’s creditors under the New Credit Facility vis-à-vis the rights of holders of the New Notes and their collateral agent with respect to the collateral securing obligations under the New Credit Facility and the New Notes, and includes provisions relating to lien subordination, turnover obligations with respect to the proceeds of collateral, restrictions on exercise of remedies, releases of collateral, restrictions on amendments to junior lien documentation, bankruptcy-related provisions and other intercreditor matters.

The Company may redeem the New Notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of New Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the redemption date).

If a change of control (as defined in the New Notes Indenture) occurs, each holder of New Notes may require the Company to repurchase all or a part of its New Notes for cash at a price equal to not less than 101% of the aggregate principal amount of such New Notes, plus any accrued and unpaid interest to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The New Notes Indenture contains a number of covenants that, among other things, restrict, subject to certain important exceptions, the Company’s and its restricted subsidiaries’ ability to:

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	create liens;

•	transfer or sell assets; and

•	merge, consolidate or sell substantially all of the Company’s assets.

In addition, the New Notes Indenture imposes certain requirements as to future subsidiary guarantors. The New Notes Indenture also contains certain customary events of default.

In connection with the consent solicitation with respect to the Senior Secured Notes, on December 21, 2011, the Company entered into a second supplemental indenture (the “Second Supplemental Indenture”) among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent (the “Senior Secured Notes Trustee”), amending the Indenture, as amended and supplemented by the first supplemental indenture, dated December 30, 2008, among the Company, the guarantors named therein and the Senior Secured Notes Trustee (the “First Supplemental Indenture” and together with the Indenture, the “Old Notes Indenture”). The Second Supplemental Indenture amended the Old Notes Indenture by, among other things, eliminating all of the restrictive covenants in the Old Notes Indenture (other than the covenant to pay interest and premium, if any, on, and principal of, the Senior Secured Notes when due), certain events of default with respect to the Old Notes and certain other provisions contained in the Old Notes Indenture and the Senior Secured Notes. The Second Supplemental Indenture also terminated the security documents that secure the obligations under the Senior Secured Notes and the related intercreditor agreement, thus turning the Senior Secured Notes into the Senior Notes.

The amendments to the Old Notes Indenture contained in the Second Supplemental Indenture were effective as of December 21, 2011. Such amendments became operative when the Company accepted for purchase validly tendered Senior Secured Notes representing at least 75% in aggregate principal amount of the Senior Secured Notes outstanding pursuant to the Company’s exchange offer for any and all Senior Secured Notes, which closed on December 22, 2011.

The remaining Senior Notes balance of $2,988,000 is due on June 1, 2012 and is classified as current maturities on long-term debt in the financial statements.

NOTE 4—PREFERRED STOCK

Redeemable Convertible Preferred Stock

During the quarter ended June 30, 2007, Dune sold to Jefferies & Company, Inc., pursuant to the Purchase Agreement dated May 1, 2007, 216,000 shares of its Senior Redeemable Convertible Preferred Stock (the “Preferred Stock”) for gross proceeds of $216 million less a discount of $12.3 million, yielding net proceeds of $203.7 million. As provided in the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”), the Preferred Stock had a liquidation preference of $1,000 per share and a dividend rate of 12% per annum, payable quarterly, at the option of Dune in additional shares of preferred stock, shares of common stock (subject to the satisfaction of certain conditions) or cash.

The conversion price of the Preferred Stock was subject to adjustment pursuant to customary anti-dilution provisions and could also be adjusted upon the occurrence of a fundamental change as defined in the Certificate of Designations. The Preferred Stock was redeemable at the option of the holder on December 1, 2012 and subject to the terms of any of the Company’s indebtedness or upon a change of control.

The Preferred Stock discount was deemed a preferred stock dividend and was amortized over five years using the effective interest method and charged to additional paid-in capital as the Company had a deficit balance in retained earnings. Charges to additional paid-in capital for the years ended December 31, 2011 and 2010 were equal to $2,360,916 and $2,241,800, respectively.

During the year ended December 31, 2011, holders of 62,288 shares of the Preferred Stock converted their shares into 71,186 shares of common stock.

During the year ended December 31, 2011 and 2010, Dune paid dividends on the Preferred Stock in the amount of $18,904,000 and $23,878,000, respectively, with the Company electing to issue 18,904 and 23,878 additional shares of preferred stock, respectively in lieu of cash.

On November 23, 2011, the Company received the consent of the holders of the Preferred Stock to mandatorily convert all shares of the Preferred Stock into an aggregate of approximately $4 million in cash and approximately 584,338 shares of the Company’s common stock. Such conversion took place on December 22, 2011 as part of the consummation of the Restructuring.

Additionally, all accrued preferred stock dividends associated with the Preferred Stock, which was equal to $1,154,000 as of December 22, 2011, were eliminated in association with the Restructuring.

Series C Preferred Stock

As part of the Restructuring, the board of directors of the Company designated a total of 247,506 shares of convertible preferred stock, per value $.001 per share, as Series C Preferred Stock. Shares of the Series C Preferred Stock were issued pursuant to the terms of an offer to exchange any and all of the Company’s outstanding Senior Secured Notes. On December 22, 2011, in accordance with the mandatory conversion of the Series C Preferred Stock, each share of Series C Preferred Stock was converted into 14,149 shares of the Company’s newly issued common stock for a total of 35,021,098 shares of common stock. All Series C Preferred Shares that were reacquired by the Company were subsequently cancelled by the board of directors of the Company and retired, not subject to reissuance.

NOTE 5—REVERSE STOCK SPLIT

On December 22, 2011, the Company amended its certificate of incorporation to effect a 1-for-100 reverse stock split. The reverse stock split was effective on December 22, 2011. As a result of the reverse stock split, every one hundred shares of common stock of the Company that a stockholder owned prior to December 22, 2011 were converted into one share of common stock of the Company, thus reducing the number of outstanding shares of common stock from approximately 3,858 million shares to 38.6 million shares as of the close of business on December 22, 2011. Following the reverse stock split, the Company continues to have 4,200 million authorized shares of common stock. Notwithstanding the reverse stock split, each shareholder continued to hold the same percentage of the Company’s outstanding common stock immediately following the reverse stock split as was held immediately prior to the split, except for fractional shares. Fractional shares created as a result of the reverse stock split were rounded up to the nearest whole share.

All share and per share amounts were restated to reflect the 1-for-100 reverse stock split. Significant common stock activity has been restated as detailed below:

Post-Split Activity
Balance at December 31, 2010	419,127
Conversion of preferred stock	71,186
Stock grants cancelled	(1,124)
Treasury stock cancelled	2,430
Common stock to Preferred Stock	584,338
Common stock to Senior Secured Notes	2,486,516
Common stock to Series C Preferred Stock	35,021,098
Other	(3,941)

Balance at December 31, 2011	38,579,630

NOTE 6—HEDGING ACTIVITIES

As a result of entering into the Credit Agreement on December 7, 2010, the Company was no longer required to hedge and all hedge balances were settled. Prior to this event, Dune accounted for its production hedge derivative instruments as defined in FASB ASC 815-Derivatives and Hedging. Accordingly, the Company designated derivative instruments as fair value hedges and recognized gains or losses in current earnings.

For the year ended December 31, 2010, Dune recorded a gain on the derivatives of $1,382,938, composed of an unrealized gain on changes in mark-to-market valuation of $1,596,544 and a realized loss on cash settlements of ($213,606).

In accordance with the requirements of the New Credit Agreement entered into in connection with the Restructuring, the Company entered into hedge agreements in January 2012.

NOTE 7—RESTRICTED STOCK, STOCK OPTIONS AND WARRANTS

The Company utilizes restricted stock, stock options and warrants to compensate employees, officers, directors and consultants. Total stock-based compensation expense including options, warrants and restricted stock was $506,210 and $1,766,880 for the years ended December 31, 2011 and 2010, respectively.

The 2007 Stock Incentive Plan, which was approved by Dune’s stockholders, authorizes the issuance of up to 32,000 shares of common stock to employees, officers and non-employee directors. The Plan is administered by the Compensation Committee of Dune’s board of directors. The following table reflects the vesting activity associated with restricted stock awards at December 31, 2011:

Grant Date	Shares Awarded	Shares Canceled	Shares Vested	Shares Unvested
December 17, 2007	2,486	(715)	(1,771)	—
March 13, 2008	1,054	—	(1,054)	—
August 1, 2008	6,227	(1,114)	(5,113)	—
October 1, 2009	4,500	—	(2,010)	2,490
December 31, 2009	5,738	(1,505)	(2,986)	1,247
November 11, 2010	9,389	(669)	(2,946)	5,774
December 30, 2010	44	—	(44)	—

	29,438	(4,003)	(15,924)	9,511

Common shares available to be awarded at December 31, 2011 are as follows:

Total shares authorized	32,000
Total shares issued	(29,438)
Total shares canceled	4,003

Total shares available	6,565

The Company has 2,000 stock options outstanding at December 31, 2011 that expire in the first quarter of 2012 with no intrinsic value. Additionally, the Company has 1,116 stock warrants outstanding at December 31, 2011 that expire in 2015 with no intrinsic value.

Pursuant to a unanimous written consent dated March 5, 2012, the board of directors of the Company authorized the adoption of the Dune Energy, Inc. 2012 Stock Incentive Plan (the “2012 Plan”), to become effective immediately. The 2012 Plan is administered by the Compensation Committee of Dune’s board of directors. As defined under the 2012 Plan, the Compensation Committee may grant any one or a combination of incentive options, non-qualified stock options, restricted stock, stock appreciation rights and phantom stock awards, as well as purchased stock, bonus stock and other performance awards.

Pursuant to the consent of the Company’s board of directors, the board of directors approved grants to nonemployee directors of nonqualified options to purchase an aggregate of 600,000 shares. Additionally, the Committee approved the issuance of 834,500 restricted shares to employees, including an aggregate of 327,700 restricted shares to the Company’s four executive officers.

NOTE 8 – INCOME TAXES

Dune operates through its various subsidiaries in the United States; accordingly, federal and state income taxes have been provided based upon the tax laws and rates of the U.S. as they apply to Dune’s current ownership structure. Tax years subsequent to 2007 remain open to examination by taxing authorities.

Dune accounts for income taxes pursuant to FASB ASC 740—Income Taxes, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in Dune’s financial statements or tax returns. Dune provides for deferred taxes on temporary differences between the financial statements and tax basis of assets using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

Dune adopted FASB ASC 740-10 effective January 1, 2007. Dune recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing tax benefits. There are no unrecognized tax benefits that if recognized would affect the tax rate. There was no interest or penalties recognized as of the date of adoption or for the twelve months ended December 31, 2011. The Company files tax returns in the U.S. and states in which it has operations and is subject to taxation.

Prior to 2007, the Company’s taxes were subject to a full valuation allowance. During 2007, the Company acquired the stock of Goldking Energy Holdings, L.P., or Goldking, and was required to step-up the book basis of its oil and gas properties while using carryover cost basis for tax purposes. As a result, the Company has significant deferred tax liabilities in excess of its deferred tax assets. At that time, management determined that a valuation allowance was not necessary as the realization of its acquired deferred tax assets was more likely than not.

During the twelve months ended December 31, 2011 and 2010, the Company incurred a significant impairment loss of its oil and gas properties. As a result, the Company is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices and uncertainty of when energy prices may rebound is uncertain and not readily determinable by the Company’s management. At this date, this general fact pattern does not allow the Company to project sufficient sources of future taxable income to offset the Company’s tax loss carry forwards and net deferred tax assets in the U.S. for both federal and state taxes. Under the current circumstances, it is management’s opinion that the realization of these tax attributes does not reach the “more likely than not criteria” under FASB ASC 740. Accordingly, the Company has established a valuation allowance of $89,447,220 and $67,222,621 at December 31, 2011 and 2010, respectively, against its U.S. net deferred tax assets relating to continuing operations.

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pre-tax income from continuing operations for the years ended December 31, 2011 and 2010 due to the following:

	Year ended December 31,
	2011	2010
	(in thousands)
Computed “expected” tax expense (benefit)	$(21,145)	$(26,436)
State taxes, net of benefit	(1,963)	—
Return to accrual adjustment	7,122	(6,173)
Other	3	5
Valuation allowance	15,983	32,604

Income tax expense (benefit)	$—	$—

Deferred tax assets at December 31, 2011 and 2010 are comprised primarily of net operating loss carryforwards and book impairment from write-downs of assets. Deferred tax liabilities consist primarily of the difference between book and tax basis depreciation, depletion and amortization (DD&A). Book basis in excess of tax basis for oil and gas properties and equipment primarily results from differing methodologies for recording property costs and depreciation, depletion and amortization under U.S. generally accepted accounting principles and income tax reporting. Additionally, upon the acquisition of the stock of Goldking, deferred tax liabilities have resulted for the difference in fair market value of the oil and gas properties relative to their historical tax basis.

Following is a summary of deferred tax assets and liabilities:

	Successor	Predecessor
	Year ended December 31, 2011	Year ended December 31, 2010
	(in thousands)
Current deferred tax assets	$—	$—
Noncurrent deferred tax assets:
Loss carryforwards	143,804	114,892
Other	7,991	10,161

Total noncurrent deferred tax assets	151,795	125,053

Total deferred tax assets	151,795	125,053

Current deferred tax liabilities	—	—
Noncurrent deferred tax liabilities:
Book-tax difference in oil and gas property and equipment	62,348	57,830

Total noncurrent deferred tax liabilities	62,348	57,830

Total deferred tax liabilities	62,348	57,830

Net deferred tax assets (liabilities)	89,447	67,223
Valuation allowance	(89,447)	(67,223)

Net deferred tax asset (liabilities)	$—	$—

At December 31, 2011, the Company has U.S. tax loss carryforwards of approximately $376 million, which will expire in various amounts beginning in 2020 through 2031.

The Company has determined that as a result of the acquisition of all the outstanding stock of Goldking, a change of control pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, occurred at the Goldking level. As a result, the Company will be limited to utilizing approximately $13.5 million of Goldking’s U.S. net operating losses (“NOL’s”) to offset taxable income generated by the Company during the tax year ended December 31, 2011 and expects similar dollar limits in future years until the acquired U.S. NOL’s are either completely exhausted or expire unutilized.

During 2011, the Company negotiated a workout of certain debt obligations and as a result, a change of control pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, occurred. Accordingly, the Company will be limited to utilizing a portion of the NOL’s to offset taxable income generated by the Company during the tax year ended December 31, 2011 and future years until the NOL’s are completely exhausted or expire unutilized. The amount of the limitation is estimated to be less that $1 million annually.

NOTE 9—ASSET RETIREMENT OBLIGATION

Changes in the Company’s asset retirement obligations were as follows:

	Predecessor Company
	Year Ended December 31, 2011	Year Ended December 31, 2010
Asset retirement obligations, beginning of period	$12,548,062	$17,552,762
Liabilities related to property sales	—	(200,113)
Revisions in estimated liabilities	—	(5,010,246)
Abandonment costs	(245,964)	(1,617,300)
Accretion expense	1,317,516	1,822,959
Adjustment due to debt restructure	(13,619,614)	—

Asset retirement obligations, end of period	$—	$12,548,062

Successor Company:
Asset retirement obligations, end of period	$12,630,676	$—

The Company maintains an escrow agreement that has been established for the purpose of assuring maintenance and administration of a performance bond that secures certain plugging and abandonment obligations assumed by the Company in the acquisition of oil and gas properties from EnerVest, Ltd. At December 31, 2011 and 2010, the amount of the escrow account totaled $2,252,352 and $2,252,352, respectively, and is included with other assets. Additionally, the Company incurred accretion expense of $1,317,516 and $1,822,959 at December 31, 2011 and 2010, respectively.

NOTE 10—COMMITMENTS AND CONTINGENCIES

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in the affected area. Dune maintains insurance coverage, which it believes is customary in the industry, although Dune is not fully insured against all environmental risks.

In connection with the acquisition of Goldking, the Company inherited an environmental contingency, which after conducting its due diligence and subsequent testing, the Company believes is the responsibility of a third party. However, federal and state regulators have determined Dune is the responsible party for cleanup of this area. Dune has maintained a passive maintenance of this site since it was first discovered after Hurricane Katrina. Cost to date of approximately $1,200,000 has been covered by the Company’s insurance minus the standard deductibles. The Company still believes another party has the primary responsibility for this occurrence but is committed to working with the various state and federal authorities on resolution of this issue. Plans for testing and analysis of various containment products and remediation procedures by third party consultants are being reviewed and will be presented to the federal and state authorities for consideration. The possible cost of an acceptable containment product, assuming potential remediation programs are viable and acceptable to all involved parties, may be as much as $2,500,000 to $3,000,000. At this time, it is not known if the Company’s insurance will continue to cover the cleanup costs or if the Company can be successful in proving another party should be primarily responsible for the cost of remediation.

NOTE 11—SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves. Crude oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.

The Company performed an evaluation of proved, probable or possible reserves as of December 31, 2011. Results of drilling, testing and production subsequent to the date of the estimates may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. All of the Company’s reserves are located in the United States.

Reserves

Total reserves are classified by degree of proof as proved, probable or possible. These classifications are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. A description of reserve classifications are as follows:

Proved oil and gas reserves—Proved oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulation—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Probable reserves—Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

Possible reserves—Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

Historically, Dune has had a third-party engineer prepare its year-end reserve report and Dune has completed the mid-year report on an internal basis. For the Restructuring, Dune had the third-party reserve engineer, DeGolyer & MacNaughton, prepare a mid-year 2011 report. We intend to have a third-party engineer prepare these reports each subsequent mid-year with the year-end report prepared by our internal engineering staff. This will result in the Company providing semi-annual reserve updates to its investors. The following reserve schedule was developed by the Company’s internal reserve engineers and sets forth the changes in estimated quantities for total reserves of the Company during the year ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011			2010
TOTAL RESERVES AS OF:	Oil (Mbbls)	Gas (Mmcf)	Total (Mmcfe)	Oil (Mbbls)	Gas (Mmcf)	Total (Mmcfe)
Beginning of the period	5,692	48,554	82,703	7,187	62,355	105,475
Revisions of previous estimates	267	(2,055)	(454)	433	(4,761)	(2,162)
Extensions and discoveries	177	1,951	3,019	—	—	—
Production	(482)	(2,928)	(5,820)	(623)	(4,048)	(7,788)
Sale of minerals in place	—	—	—	(1,305)	(4,992)	(12,822)

Total proved reserves	5,654	45,522	79,448	5,692	48,554	82,703
Total probable reserves	529	3,649	6,823	465	2,723	5,512
Total possible reserves	1	3,657	3,663	1	3,257	3,263

Total reserves	6,184	52,828	89,934	6,158	54,534	91,478

Total proved developed reserves	3,520	30,433	51,564	3,715	32,134	54,424

Revisions of previous estimates consist of:

	2011			2010
	Oil (Mbbls)	Gas (Mmcf)	Total (Mmcfe)	Oil (Mbbls)	Gas (Mmcf)	Total (Mmcfe)
Price changes	24	18	162	630	7,132	10,912
Performance changes	243	(2,073)	(616)	(197)	(11,893)	(13,074)

	267	(2,055)	(454)	433	(4,761)	(2,162)

Significant reserve changes were noted in certain categories and are explained below:

•	Extensions and discoveries:

2011—The major components of the increase in extensions and discoveries pertain to the addition of proved undeveloped reserves in the Bateman Lake and Leeville fields as well as proved developed producing reserves in the Leeville field.

•	Revisions of previous estimates:

2010—The major component of the downward revision of 2.2 Bcfe in reserves pertains to the Bayou Couba field. In 2010, the Company decided not to sidetrack the Exxon Fee #5 and 4.6 Bcfe in reserves were written off. The remaining 2.4 Bcfe of upward revisions occurred across several fields consisting of positive and negative revisions on individual wells.

Proved Undeveloped Reserves

The Company’s proved undeveloped reserves decreased from 2010 to 2011 by 38 Mbbls of oil and 3,032 Mmcf of gas primarily as a result of the Company’s decision not to drill two proved undeveloped locations in the Toro Grande field.

The Company intends to continue investing in converting its inventory of PUD locations to proved developed locations.

Costs incurred in Oil and Gas Activities

Costs incurred in connection with the Company’s crude oil and natural gas acquisition, exploration and development activities for each of the years are shown below:

	Year Ended December 31,
	2011	2010
	(in thousands)
Unproved property costs	$—	$—
Development costs	19,302	8,755
ARO costs	744	1,617

Total consolidated operations	$20,046	$10,372

Asset retirement obligations (non-cash)	$—	$(5,010)

Aggregate Capitalized Costs

Aggregate capitalized costs relating to the Company’s crude oil and natural gas producing activities, including asset retirement costs and related accumulated depreciation, depletion and amortization are as follows:

	Successor Company	Predecessor Company
	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)	(in thousands)
Proved oil and gas properties	$210,199	$526,761
Accumulated DD&A	—	(294,567)

Net capitalized costs	$210,199	$232,194

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the standardized measure of discounted future net cash flows as of December 31, 2011 and 2010 in accordance with FASB ASC 932—Disclosures about Oil and Gas Producing Activities, which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	Successor Company	Predecessor Company
	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)	(in thousands)
Future cash inflows	$814,306	$674,756
Future production costs (1)	(283,194)	(244,185)
Future development costs	(107,751)	(87,102)
Future income tax expense	—	—

Future net cash flows	423,361	343,469
10% annual discount for estimated timing of cash flows	(173,436)	(128,939)

Standardized measure of discounted future net cash flows at the end of the year	$249,925	$214,530

(1)	Production costs include oil and gas operations expense, production and ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

Future cash inflows are computed by applying year-end prices, adjusted for location and quality differentials on a property-by-property basis, to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The discounted future cash flow estimates do not include the effects of the Company’s derivative instruments. See the following table for average prices:

	December 31,
	2011	2010
Average crude oil price (per Bbl)	$92.81	$76.05
Average natural gas price (per Mmbtu)	$4.12	$4.38

Future production and development costs, which include dismantlement and restoration expense, are computed by estimating the expenditures to be incurred in developing and producing the Company’s proved crude oil and natural gas reserves at the end of the year, based on the year-end costs, and assuming continuation of existing economic conditions.

Future development costs include $48.5 million, $12.6 million and $5.7 million that the Company expects to spend in 2012, 2013 and 2014, respectively, to develop proved non-producing and proved undeveloped reserves.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the estimated future pretax net cash flows relating to the Company’s proved crude oil and natural gas reserves, less the tax basis of the properties involved. The future income tax expenses give effect to tax credits and allowances but do not reflect the impact of general and administrative costs and exploration expenses of ongoing operations relating to the Company’s proved crude oil and natural gas reserves.

Sources of Changes in Discounted Future Net Cash Flows

Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company’s proved crude oil and natural gas reserves, as required by FASB ASC 932-235, at year end are set forth in the table below:

	Year Ended December 31,
	2011	2010
	(In thousands)
Standardized measure of discounted future net cash flows at the beginning of the year	$214,530	$212,301
Extensions, discoveries and improved recovery	16,908	—
Revisions of previous quantity estimates	(1,852)	(33,726)
Changes in estimated future development costs	(32,945)	1,648
Sale of minerals in place	—	(24,581)
Net changes in prices and production costs	43,458	83,469
Accretion of discount	21,453	10,559
Sales of oil and gas produced, net of production costs	(36,807)	(41,619)
Development costs incurred during the period	20,046	6,479
Net change in income taxes	—	—
Changes in timing and other	5,134	—

Standardized measure of discounted future net cash flows at the end of the year	$249,925	$214,530

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Our expenses in connection with the issuance and distribution of the securities being registered, other than any underwriting discount, are estimated as follows:

SEC Registration Fee	$11,145
Legal Fees and expenses	$50,000
Accountants’ Fees and Expenses	$16,000
Miscellaneous Expenses	$25,000

Total	$102,145

Item 15. Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Section 145(j) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. In accordance with Section 102(b)(7) of the DGCL, our Amended and Restated Certificate of Incorporation contains a provision that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, subject to the limitations of Section 102(b)(7).

Furthermore, our Amended and Restated Certificate of Incorporation and Bylaws provide for (i) indemnification of our directors, officers and employees and agents (to the extent deemed appropriate by the board of directors) to the fullest extent permitted by applicable law; (ii) the right of our directors, officers, employees and agents to be paid or reimbursed by us for the reasonable expenses incurred in advance of a proceeding’s final disposition to the fullest extent authorized by applicable law; and (iii) the purchase of insurance by us to protect us and any person who is or was serving as our director, officer, employee or agent.

In addition, we have entered into indemnification agreements with each of our directors. The indemnification agreements provide that the Company will indemnify each person subject to an indemnification agreement (each, an “Indemnified Party”) to the fullest extent permitted by applicable law against all expenses, judgments, penalties, fines and amounts paid in settlement of certain proceedings that may result or arise in connection with such Indemnified Party serving in his capacity as an officer or director of the Company, or is or was serving at the request of the Company as an officer, director, employee or agent of another entity. The indemnification agreements further provide that, upon an Indemnified Party’s request, the Company will advance expenses to the Indemnified Party. Pursuant to the indemnification agreements, an Indemnified Party is presumed to be entitled to indemnification and anyone seeking to overcome this presumption has the burden of proving otherwise.

We maintain insurance policies that provide coverage to our directors and officers against certain liabilities.

Item 16. Exhibits

The exhibits listed on the Exhibit Index to this registration statement are hereby incorporated by reference.

Item 17. Undertakings

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 27, 2012.

DUNE ENERGY, INC.

By:	/s/ JAMES A. WATT
James A. Watt, President and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on April 27, 2012.

Signature	Title

* James A. Watt	Chief Executive Officer and Director (principal executive officer)

/s/ FRANK T. SMITH, JR. Frank T. Smith, Jr.	Chief Financial Officer (principal financial and accounting officer)

* Michael R. Keener	Director

* Stephen P. Kovacs	Director

* Alexander A. Kulpecz, Jr.	Director

* Emanuel R. Pearlman	Director

* Robert A. Schmitz	Director

* Eric R. Stearns	Director

*By	/s/ FRANK T. SMITH, JR.
Frank T. Smith, Jr.
Attorney-in-fact

EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-KSB (File No. 001-32497) for the year ended December 31, 2002).

3.1.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated May 7, 2003 (incorporated by reference to Exhibit 3.1.1 the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.2	Certificate of Amendment of Certificate of Incorporation, dated May 5, 2004 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q (File No. 001-32497) for the period ended March 31, 2007).

3.1.3	Certificate of Amendment of Certificate of Incorporation, dated June 12, 2007 (incorporated by reference to Exhibit 3.1.3 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.4	Certificate of Amendment of Certificate of Incorporation, dated December 14, 2007 (incorporated by reference to Exhibit 3.1.4 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 1, 2009 (incorporated by reference to Exhibit 3.1.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 1, 2009).

3.1.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 22, 2011 (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-K (File No. 001-32497) filed on December 27, 2011).

3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 8-K (File No. 001-32497) filed on July 12, 2010).

4.1	Registration Rights Agreement, dated January 10, 2012, between Dune Energy, Inc. and TPG Opportunity Fund I, L.P., TPG Opportunity Fund III, L.P., West Face Long Term Opportunities Global Master L.P., Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund, L.P., BlueMountain Credit Alternatives Master Fund, LP, BlueMountain Distressed Master Fund, LP, BlueMountain Long/Short Credit Master Fund, LP, BlueMountain Strategic Master Fund, LP and BlueMountain Timberline, Ltd., (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 001-32497) filed on January 10, 2012).

4.2	Indenture, dated December 22, by and among Dune Energy, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

4.3	Collateral Agreement, dated December 22, 2011, by and among Dune Energy, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

4.4	Second Lien Mortgage (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).
4.5	Indenture, dated May 15, 2007, among the Company, each of Dune Operating Company and Vaquero Partners LLC, as guarantors, and The Bank of New York, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on May 21, 2007).
4.6	First Supplemental Indenture, dated December 30, 2008, by and among Dune Energy, Inc, the guarantors signatory thereto and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 30, 2008).

Exhibit No.	Description
4.7	Second Supplemental Indenture, dated as of December 21, 2011, by and among Dune Energy, Inc., the guarantors signatory thereto and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

5.1**	Opinion of Andrews Kurth LLP.

10.1	Employment Agreement, dated as of October 1, 2009, between Dune Energy, Inc. and James A. Watt (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.2	Employment Agreement, dated as of October 1, 2009, between Dune Energy, Inc. and Frank T. Smith, Jr. (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.3	Restricted Stock Agreement (Performance Based) dated as of October 1, 2009, between Dune Energy, Inc. and James A. Watt (incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.4	Restricted Stock Agreement (Performance Based) dated as of October 1, 2009, between Dune Energy, Inc. and Frank T. Smith, Jr. (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.5	Restricted Stock Agreement (Time Vesting Based) dated as of October 1, 2009, between Dune Energy, Inc. and James A. Watt (incorporated by reference to Exhibit 99.5 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.6	Restricted Stock Agreement (Time Vesting Based) dated as of October 1, 2009, between Dune Energy, Inc. and Frank T. Smith, Jr. (incorporated by reference to Exhibit 99.6 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.7	2005 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement on Schedule 14A (File No. 001-32497) filed on May 30, 2006).

10.8	Dune Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit B to the Registrant’s Preliminary Information Statement on Schedule 14C (File No. 001-32497) filed on November 9, 2007).

10.9	Form of Grant Agreement under Dune Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

10.10	Amended and Restated Credit Agreement, dated December 22, 2011, among Dune Energy, Inc., Bank of Montreal, CIT Capital Securities LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.11	Amended and Restated Guarantee and Collateral Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.12	Amended and Restated Mortgage (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.13	Master Assignment of Note and Liens, dated as of December 22, 2011 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.14	Intercreditor Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

Exhibit No.	Description

10.15	1992 ISDA Master Agreement, together with Schedule, dated May 15, 2007 among Wells Fargo Foothill, Inc. and the Company (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on June 25, 2010).

10.16	Purchase and Sale Agreement, dated as of May 28, 2010, between Dune Properties, Inc., as Seller, and Texas Petroleum Investment Company, as Buyer (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on May 21, 2007).

21.1**	List of subsidiaries.

23.1**	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

23.2*	Consent of Malone & Bailey, PC

23.3*	Consent of DeGolyer and MacNaughton, independent petroleum engineers.

24.1**	Power of Attorney

99.1*	Reserve Report of Independent Engineer

*	Filed herewith.
**	Previously filed.